LEADING TODAY, SHAPING TOMORROW

2024 ANNUAL REPORT • NYSE: WTRG



Essential™
Providing natural resources for life.

[2024 Year in Review]

Our Footprint


9
states


5.5 million
people served


1.9 million
customer connections


3,200+
employees

Our Impact


4,500
employee
volunteer hours


$5M
in charitable
donations


550+
community organizations
supported

Our Investment


425
miles of pipeline
replaced or retired


$1.3+ billion
in infrastructure improvement


$10.7 million
invested in smart
natural gas meters


$27 million
invested in
PFAS mitigation


1,670
lead service
lines replaced


$23 million
invested in lead service
line remediation

A Word From Our Chairman & CEO

Dear Shareholders,

Reflecting on the past year, I am reminded of the dynamic landscape in which we live. The water, wastewater and natural gas sectors face pressing challenges —PFAS contamination, aging infrastructure and unusual weather— all while we work to keep customer rates affordable. These challenges also present opportunities to lead with purpose and shape a future rooted in sustainability, innovation, resilience and best-in-class service for our customers.

Our theme, "*Leading Today, Shaping Tomorrow,*" captures our dual focus: solving today's challenges while building a sustainable future. With pride and confidence, I share our 2024 achievements and vision for the future of our 138-year-old company.

This year, our strong financial results reflected a disciplined approach to operating and capital expense management, ensuring consistent returns for shareholders. Operational excellence is central to our success. In fact, "the pursuit of excellence" is one of the three corporate values we hold and display proudly at each facility around the company.

Regulatory Milestones

In the utility business, regulatory reputation is critical. It begins with how we treat customers and deliver on our service commitments. It's also why we are proud of our 2024 regulatory accomplishments in our home state of Pennsylvania. The successful conclusion of our water and natural gas rate cases included approval of a weather normalization mechanism—a regulatory tool that stabilizes natural gas customer bills and company revenue amid weather fluctuations.

Tackling Pressing Challenges

This year we were appointed receiver for 10 water and wastewater systems that were undercapitalized and, in some cases, dilapidated. We stabilized operations and improved the long-term viability of the systems. We used our patent-pending PFAS treatment and lead service line replacements to protect public health and comply with emerging federal regulations. The deployment of smart meters in our gas business has the potential to save lives in cases of over-pressurization. These initiatives were accomplished while we reduced greenhouse gas emissions through extensive natural gas pipeline replacement and explored hydrogen energy as a cleaner alternative, positioning us at the forefront of energy innovation.

Customer-Centric Innovations

Innovation is key to meeting evolving customer needs. Our ePortal and smart metering systems provide customers with greater convenience and deeper insights into consumption, reinforcing our commitment to an improved customer experience.

Business Resilience

Our work to mitigate risk in the natural gas business led us to accelerate gas pipeline replacements and address aging underground storage wells to make them safer and cleaner for the environment. We also implemented Supervisory Control and Data Acquisition (SCADA) monitoring systems to ensure water safety and reliability.

By staying ahead of potential challenges, our customers and employees are safer.

Steady Growth

In Pennsylvania, we recognized that the acquisition of municipal water and wastewater systems were receiving some opposition, so we worked closely with the PUC to bring reform to the Pennsylvania fair market value (FMV) statute. The new regulation will provide greater certainty for municipal transactions, support rate affordability and advance regionalization, where Essential Utilities can be a solution.

The current buzz in the utility industry is the rise of data centers and the resulting AI-driven power demand. While some investors see greater growth in electric utilities, we offer a unique advantage: stability as the second largest investor-owned water utility in the U.S., and growth potential from data centers in our natural gas service territory. We are currently in discussions with developers planning over 5 GW of power demand in our region.

Above all, we remain committed to sustainable growth and long-term stability—delivering value to our shareholders while ensuring future generations benefit from our operations and strategies.

None of this would be possible without our dedicated team, strong partnerships with communities and regulators, and trust of our customers.

To our shareholders, thank you for your continued confidence and investment. The foundation we have built positions us to continue leading with purpose and delivering value for years to come.

With optimism and resolve,

Christopher H. Franklin
Chairman and CEO,
Essential Utilities, Inc.



2024 Financial Highlights

In thousands of dollars, except per-share amounts	2024	2023	% Change
Operating Revenues	$2,086,113	$2,053,824	1.6%
Regulated Segments:			
Regulated Water Segment Revenues	$1,221,880	$1,153,376	5.9%
Regulated Natural Gas Segment Revenues	$842,991	$863,759	-2.4%
Operations and Maintenance Expense	$587,250	$575,518	2.0%
Net income	$595,314	$498,226	19.5%
Capital Expenditures	$1,329,747	$1,199,103	10.9%
Diluted net income per common share	$2.17	$1.86	16.7%
Annualized dividend rate per common share (12/31)	$1.3020	$1.2284	6.0%
Total Assets	$18,026,554	$16,841,459	7.0%
Number of utility customers served (12/31)	1,869,306	1,857,461	0.6%



Diluted Adjusted Income per Common Share



Dividends per Share
(annualized)



Capital Investment
(in millions of dollars)



Utility Customer Connections

(1) 2020 Net income per share was $1.12 (GAAP). 2020 adjusted for transaction costs and other items related to the Peoples transaction (Non-GAAP).

(2) Includes Peoples' operating results as of the closing date of the Peoples acquisition on March 16, 2020.

(3) 2024 Adjusted Income per Common Share (Non-GAAP) was $1.97.

(4) 2020 Capital investment includes $53.5 million of capital invested by Peoples prior to closing.

Please see the investor relations page of Essential.co for a reconciliation of GAAP to non-GAAP financial measures.

Leading the Way Through Operational and Environmental Excellence

In 2024, we upheld our commitment to protecting and providing Earth's most essential resources with a focus on infrastructure modernization, environmental stewardship, and exceptional service. With more than $1.3 billion invested and plans for more than $7.8 billion in long-term projects through 2029, we are addressing today's challenges while preparing for tomorrow's needs.



Through 2029, Essential will invest more than

$7.8 billion

Our approach reflects a balance of operational agility and forward-thinking vision, from advancing water safety through PFAS innovations and lead service line replacements to enhancing system reliability with advanced monitoring and energy initiatives. These achievements earned us Newsweek's "America's Most Responsible Companies" award for the fourth consecutive year, a testament to our leadership and impact.

Our influence extends beyond operations. By sharing our expertise at major industry conferences, including National Association of Water Companies, American Water Works Association, American Gas Association, and the Energy Solutions Center, we continue to lead critical conversations shaping the future of water and energy management.



Setting the Standard in Water Industry Leadership

The water and wastewater industry faces transformative challenges as regulatory demands evolve to ensure higher standards for safety and quality. We are meeting these challenges with adaptability, expertise, and a relentless focus on operational excellence.

PFAS Solutions: Innovation Meets Affordability

PFAS contamination presents one of the most pressing environmental challenges of our time. Our proactive adoption of advanced treatment technologies while seeking access to low interest loans and grants ensures regulatory compliance while minimizing the financial impact on customers.

In North Carolina, our team secured $5.8 million in grant funding to construct PFAS mitigation projects at eight sites across our service territory. These advanced treatment facilities will use modular ion exchange filters to remove PFAS from drinking water for approximately 37,000 customers. The proprietary modular system known as PFAS Guard, developed by our team, not only meets the anticipated new federal PFAS standards but also reduces initial capital costs and improves long-term maintenance efficiency.

> "Our innovative and scalable approach to PFAS treatment allows us to rapidly address these contaminants in the many community-based well systems we serve statewide."
>
> **SHANNON BECKER, PRESIDENT, AQUA NORTH CAROLINA**

PFAS Guard





Progress in Lead Service Line Replacement

Our lead service line replacement initiatives underscore our commitment to public health and regulatory compliance. Through meticulous planning and community collaboration, we are making tangible progress in modernizing water infrastructure and safeguarding drinking water. To date, we have replaced 4,800 lead or galvanized service lines across our service territory, with more than 1,600 in 2024 alone.

In Pennsylvania, we have successfully replaced lead and galvanized service lines at more than 1,000 homes and businesses across 62 municipalities, just one year into our major statewide initiative. These projects focus on customer-owned service lines—the pipes running from the curb to homes and businesses.

In 2024 alone, we replaced 241 lead and 777 galvanized service lines in Bradford, Bucks and Chester Counties. Much of the work in Chester County was supported by a low-interest loan administered by the Pennsylvania Infrastructure Investment Authority (PENNVEST).

This initiative goes beyond compliance, reflecting a proactive approach to infrastructure renewal and customer safety as we work to remove all lead and galvanized service lines from our distribution system across our service territories.

Enhanced Monitoring for Safety and Reliability

With expanded Supervisory Control and Data Acquisition (SCADA) systems, we can monitor water quality and operating performance in real time, ensuring compliance, reliability and transparency.

In North Carolina, we continue to expand SCADA implementation with nearly 50 new installations each year. This includes enhancing pump control operations, upgrading legacy cellular alarm notification units, installing alarm notifications for high differential pressure, and integrating SCADA alarms for new plant operations.

In Texas, we are innovating virtual inspections, providing supervisors and area managers greater operational visibility across the state's vast service area. Using tablet-based technology, operators conduct inspections in real-time, enabling supervisors to review equipment remotely and ensure compliance throughout the diverse system.



Advancing Energy Leadership

As a leading natural gas provider, our responsibility extends beyond delivering safe, reliable service to our customers today. We are committed to shaping the future of natural gas—redefining how it is produced, managed, and safely utilized to support a more sustainable and secure energy landscape. Through forward-thinking strategies, innovative pilot programs and strategic investments, we are driving solutions that address today's needs while positioning us for long-term success.

Innovation in Action: Programs That Lead the Way



Peoples Employee with an Intelis Meter

➤ **Hydrogen Pilot Program:** Partnering with H Quest and the University of Pittsburgh, we are pioneering zero-emission hydrogen energy at scale, positioning us at the forefront of cleaner energy solutions.

➤ **Vision RNG Facility in Kentucky:** Transforming waste into renewable natural gas (RNG) at this state-of-the-art facility is an example of our commitment to a circular energy economy, where resources are reused and environmental impacts minimized.

➤ **Intelis Meters Deployment:** Our deployment of advanced Intelis smart meters reflects a significant step forward in natural gas safety and efficiency. These meters feature built-in sensors that automatically shut off the gas supply in potentially dangerous conditions such as fires or system overpressurization, mitigating risks before they escalate.



Modernizing Natural Gas Infrastructure

Our extensive modernization efforts include replacing aging pipelines, upgrading underground storage wells, and enhancing system integrity to prioritize safety, reduce emissions, and meet evolving regulatory standards. These investments ensure that our infrastructure is ready for the future while enhancing the reliability and security our customers depend on.

320 miles
of natural gas pipeline replaced or retired from service in 2024

Recognition for Climate Leadership

Our dedication to advancing energy sustainability earned us a spot on USA Today's Climate Leaders list, a recognition of our measurable achievements in reducing greenhouse gas emissions. This honor underscores our role as a responsible energy provider, committed to making meaningful contributions to environmental progress while ensuring the long-term viability of natural gas as part of a diversified energy portfolio.





Trusted to Deliver

In 2024, our water segment was appointed the receiver for a significant number of utilities, a responsibility entrusted to us by state authorities to assume operations for struggling water and wastewater systems. This recognition reflects our reputation as a leader in operational excellence, a trusted partner to regulators, and a proven problem-solver for communities in need.

Receiverships are not just about stepping in; they are about stepping up. We bring the expertise, resources, and commitment necessary to stabilize critical infrastructure, restore reliable service, and provide safe, clean water to underserved communities. These appointments underscore our ability to confront complex challenges head-on and deliver tangible results that improve customers' lives.

In October 2024, Aqua Pennsylvania was appointed by the Pennsylvania Public Utility Commission (PUC) to act as receiver for several water and wastewater companies. Many of these systems faced significant operational and infrastructure challenges, such as outdated equipment, safety concerns, and a lack of certified operators.

Upon assuming operational responsibility, Aqua immediately began addressing these issues, including upgrading infrastructure and ensuring compliance with DEP regulations. Aqua worked quickly to issue and resolve boil water advisories to protect public health. By improving communications and operations at these companies, Aqua has earned the trust of customers and regulators alike.

This trust from state partners speaks volumes about our operational capabilities and our unwavering dedication to our mission: protecting and providing Earth's most essential resources. With each receivership, we reaffirm our role as a company that gets things done—driving transformative change where it's needed most.



Governance for the Future

Our board-level risk committee is a distinctive feature of our governance structure, setting us apart in the utility industry. This comprehensive oversight body ensures that our operations align with our mission and values while proactively identifying, assessing, and mitigating potential risks. By elevating risk management to the highest level of leadership, we reinforce our commitment to long-term resilience, operational excellence, and stakeholder trust.

Empowering Our Customers, Enriching Our Communities

We're more than just a utility company; we're a neighbor, deeply committed to uplifting the communities we call home. We hold our responsibility to our customers in the highest regard, and every day, we strive to go above and beyond—not only by enhancing the reliability and quality of the resources we provide, but also by ensuring access to vital education, innovative customer service tools, and financial assistance for those who need it most.

We view every interaction as an opportunity to serve, educate and uplift. Whether it's improving customer service tools, providing financial assistance, or supporting life-changing community initiatives, our dedication remains steadfast: to make a lasting difference in the lives of our customers and the communities we proudly serve.



Improving the Customer Experience

We are constantly evolving to meet and exceed the needs of our customers. Through enhanced tools like the ePortal, customers can seamlessly manage their accounts, track payments, and stay informed about their services. Our improved disruption map ensures real-time updates during outages, offering transparency and empowering customers to plan accordingly.

We go further by equipping our communities with proactive resources. From safe digging guidelines and hurricane readiness tips to winter pipe protection education and pipeline modernization updates, we aim to prepare customers for every situation.





Supporting Our Customers in Need

Recognizing that life's unpredictability can create financial challenges, we offer Customer Assistance Programs for our water, wastewater, and natural gas customers. These programs provide income-based discounts, flexible payment plans, and other support to ensure essential services remain accessible for all.

Essential's gas segment is leading the way in supporting customers' access to essential resources through an innovative pilot with Peoples Energy Analytics. Focused on Allegheny County, Pennsylvania, during the 2024-25 winter heating season, the program uses advanced algorithms to identify customers and areas for targeted outreach, helping more households enroll in assistance programs that make bills more manageable and secure vital resources for those who need them most.





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Creating a Better World

Our responsibility extends far beyond providing reliable service. Through the Essential Foundation, we focus on improving lives, protecting the environment, and strengthening the fabric of our neighborhoods. In 2024 alone, we donated nearly $5 million to organizations driving positive change.

Key initiatives include:

- **Essential Earth Day:** A month-long celebration of sustainability, where employees participate in tree plantings, park clean-ups, and other activities aimed at improving the health of our local ecosystems.
- **Fall for Food Banks:** Every autumn, we unite as a company to combat food insecurity by donating resources and volunteering at local food banks.
- **Employee Giving Campaign:** Our team members contribute to causes they are passionate about, and Essential matches their generosity, doubling the impact.
- **Water Safety Programs:** Last year, we took a bold step to address water safety in underserved communities, donating $50,000 and significant time to educate and protect children and families through our SureSplash Program.

These efforts are more than acts of corporate responsibility—they're a reflection of our values. By leveraging our resources and rallying our people, we strive to create a better, brighter future for all.







Our People: The Heart of Essential

We believe that when our employees feel supported in every aspect of their lives, they are inspired to excel and contribute meaningfully to their work and communities. Our comprehensive employee engagement initiatives create a culture where our team members feel valued, empowered and inspired to achieve extraordinary results.

To honor the individuals who make our mission possible, we launched our "People Behind the Pipes" video series on social media. This campaign highlights the ingenuity, perseverance, and dedication of our team across all business units, sharing their stories of protecting and providing Earth's most essential resources. Through this series, we shine a light on the incredible work being done every day by those who embody Essential's values.







As we continue to make strides to achieve our goal of ensuring our corporate makeup accurately reflects the communities we serve, we are honored to once again receive the Champion of Board Diversity award from the Forum of Executive Women. This recognition reflects our commitment to fostering an inclusive culture at every level of leadership, ensuring diverse voices and perspectives are integral to shaping our company's future.

Developing Tomorrow's Leaders: Essential Executive Development Program

In February 2024, we celebrated the graduation of the inaugural cohort of Essential's Executive Development Program, a transformative 16-month initiative created in partnership with Drexel University's LeBow College of Business and Talogy Talent Assessment. This program reflects our deep commitment to building a resilient leadership pipeline to guide Essential through the challenges and opportunities of the future.

Through targeted development in strategic thinking, organizational growth, and financial management, the program empowers high-potential leaders to expand their perspectives and embrace new approaches to leadership.

The Essential Executive Development Program is more than an investment in individual development; it's a strategic initiative that strengthens the foundations of our company and ensures its enduring success.



ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations
(In thousands of dollars, except per share amounts)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report (the "Annual Report"), are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are made based upon, among other things, our current assumptions, expectations, plans, and beliefs concerning future events and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words "believes," "expects," "estimates", "anticipates," "plans," "future," "potential," "probably," "predictions," "intends," "will," "continue," "in the event" or the negative of such terms or similar expressions.

Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

- the success in the closing of, and the profitability of future acquisitions;
- changes in general economic, political, business, credit, and financial market conditions and interest rates;
- our ability to manage the expansion of our business;
- changes in environmental conditions, including the effects of climate change;
- our ability to integrate and otherwise realize all of the anticipated benefits of businesses, technologies or services which we may acquire;
- the decisions of governmental and regulatory bodies, including decisions on regulatory filings, such as rate increase requests and decisions regarding potential acquisitions;
- our ability to file rate cases on a timely basis to minimize regulatory lag;
- the impact of inflation on our business and on our customers and potential opposition to rate increases;
- abnormal weather conditions and natural disasters, including those that result in water use restrictions or reduced or elevated natural gas consumption;
- the seasonality of our business;
- our ability to source, treat, and supply water, including in times of drought, or collect and treat wastewater;
- our ability to source sufficient natural gas to meet customer demand in a timely manner;
- the continuous and reliable operation of our information technology systems, including the impact of cybersecurity attacks or other cyber-related events, and risks associated with new systems implementation or integration;
- impacts from public health threats, including on consumption, usage, supply chain, and collections.
- changes in governmental laws, regulations and policies, including those dealing with taxation, the environment, health and water quality, data and consumer privacy, and public utility regulation;
- the extent to which we are able to develop and market new and improved services;
- the effect of the loss of major customers;
- our ability to retain the services of key personnel and to hire qualified personnel as we expand;
- labor disputes;
- increasing difficulties in obtaining insurance and increased cost of insurance;
- cost overruns relating to improvements to, or the expansion of, our operations;
- inflation and potential impact of proposed tariffs on the availability and costs of goods and services;
- the effect of natural gas price volatility, including the potential impact of high commodity prices on usage or rate case outcomes;

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

- civil disturbance or terroristic threats or acts;
- changes to the rules or our assumptions underlying our determination of what qualifies for an income tax deduction for qualifying utility asset improvements;
- changes in, or unanticipated, capital requirements;
- changes in our credit rating or outlook of credit rating agencies with respect to our Company and subsidiaries, or the market price of our common stock;
- changes in valuation of strategic ventures;
- changes in accounting pronouncements;
- litigation and claims; and
- restrictions on our subsidiaries' ability to make dividend payments and other distributions.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statements. You should read this Annual Report completely and with the understanding that our actual future results, performance and achievements may be materially different from what we expect. These forward-looking statements represent assumptions, expectations, plans, and beliefs only as of the date of this Annual Report. Except for our ongoing obligations to disclose certain information under the federal securities laws, we are not obligated, and assume no obligation, to update these forward-looking statements, even though our situation may change in the future. For further information or other factors which could affect our financial results and such forward-looking statements, see Item 1A – Risk Factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

OVERVIEW

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and accompanying Notes included in this Annual Report. This discussion contains forward-looking statements that are based on management's current expectations, estimates, and projections about our business, operations, and financial performance. All dollar amounts are in thousands of dollars, except per share amounts.

The Company

Essential Utilities, Inc., (Essential Utilities, the Company, we, us, or our), a Pennsylvania corporation, is the holding company for regulated utilities providing water, wastewater, or natural gas services to an estimated 5.5 million people in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of our largest operating subsidiaries, Aqua Pennsylvania, Inc. (Aqua Pennsylvania), provides water or wastewater services to approximately one-half of the total number of water or wastewater customers we serve. These customers are located in the suburban areas in counties north and west of the City of Philadelphia and in 27 other counties in Pennsylvania. Our other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Our Peoples subsidiaries provide natural gas service to approximately 745,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers we serve are in western Pennsylvania. Lastly, the Company's market-based activities are conducted through Aqua Resources, Inc. and certain other non-regulated subsidiaries of Peoples. Aqua Resources offers, through a third-party, water and sewer service line protection solutions and repair services to households. Other non-regulated subsidiaries of Peoples provide utility service line protection services to households and operate gas marketing and production businesses.

In October 2023, the Company completed the sale of its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The Company initially received net cash proceeds of $39,965, subject to working capital and other adjustments. In March 2024, the Company received an additional $1,213 from the buyer. In January 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects for $165,000. These transactions are consistent with the

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Company's long-term strategy of focusing on its core business and will allow the Company to prioritize the growth of its utilities in states where it has scale. The Company used the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances. See Note 3 – *Dispositions* in the *Notes to Consolidated Financial Statements* for additional information.

Recent Developments

Water Quality Standards

On April 10, 2024, the U.S. Environmental Protection Agency ("EPA") announced the final National Primary Drinking Water Regulation (NPDWR) for the treatment of six per- and polyfluoroalkyl substances or compounds ("PFAS"). The NPDWR established the maximum contaminant levels (MCLs) in drinking water and allows for a five-year window to comply (Compliance Period). The Company performed its analysis of the NPDWR and estimated an investment of at least $450,000 of capital expenditures to install additional treatment facilities over the Compliance Period in order to comply (i.e., 2029 pending no delays due to lawsuits). This figure could increase as plans for construction execution are refined or if additional sites require treatment in the future. Additionally, the Company estimates annual operating expenses of approximately five percent of the installed capital expenditures, in today's dollars, related to testing, treatment, and disposal. These were preliminary estimates and actual capital expenditures and expenses may differ based upon a variety of factors, including supply chain issues and site-by-site requirements.

On October 30, 2024, the EPA issued the final Lead and Copper Rule Improvements (LCRI) which requires water systems to identify and replace lead pipes by 2037, lowers the lead action level threshold, and requires more proactive communications about lead pipes and plans for replacements, among other items. The LCRI builds upon the Lead and Copper Rule Revisions (LCRR) issued in 2021 and the Lead and Copper Rule (LCR) issued in 1992. The Company has been replacing lead service lines as part of its ongoing water main replacement and service line renewal programs, and in accordance with applicable state regulations. Pursuant to the LCRR, the Company completed the submission of its initial lead service line inventories on October 14, 2024. The Company estimates that approximately 6% of its regulated water service systems contain some lead or galvanized service lines requiring replacement. The Company currently has budgeted approximately $210,000 of capital expenditures over the next five years for lead and galvanized service line replacement. Management is still reviewing the final LCRI and its impact to the Company.

Capital expenditures and operating costs required as a result of water quality standards have traditionally been recognized by state utility commissions as appropriate for inclusion in establishing rates. Various federal and state funding programs are also available to help reduce costs for rate payers. The Company has been actively applying for grants and low interest loans, whenever possible, to reduce the overall cost to customers.

Comprehensive Environmental Response, Compensation, and Liability Act

On April 19, 2024, the EPA announced a final rule that designated two PFAS chemicals, perfluorooctanoic acid ("PFOA") and perfluorooctanesulfonic acid ("PFOS"), as hazardous substances under the under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as Superfund. This final action will address PFOA and PFOS contamination by enabling investigation and cleanup of these harmful chemicals and ensuring that leaks, spills, and other releases are reported. In addition to the final rule, the EPA issued a separate CERCLA enforcement discretion policy that makes it clear that the EPA will focus enforcement on parties who significantly contributed to the release of PFAS chemicals into the environment, including parties that have manufactured PFAS or used PFAS in the manufacturing process, federal facilities, and other industrial parties. The policy identifies examples for operators of public water systems and wastewater systems or entities performing a public service role in providing safe drinking water, handling municipal solid waste, treating or managing stormwater and wastewater, disposing of pollution control residuals, or ensuring beneficial application of wastewater products as a

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

fertilizer substitute. The potential liabilities to the Company, if any, resulting from this rule are currently being evaluated. Multiple lawsuits were filed by various companies and industry groups against the EPA's PFAS rule and are awaiting court action.

The Company continues to advocate for actions to hold polluters accountable and is part of the Multi-District Litigation and other legal actions against multiple PFAS manufacturers and polluters to attempt to ensure that the ultimate responsibility for the cleanup of these contaminants is attributed to the polluters and is seeking damages and other costs to address the contamination of its public water supply systems by PFAS. The Company is also monitoring ongoing litigation and settlement activity with manufacturers of PFAS in these proceedings. For more information, see Note 9 – *Commitments*, in the *Notes to Consolidated Financial Statements*.

Economic Regulation

Most of our utility operations are subject to regulation by their respective state utility commissions, which have broad administrative power and authority to regulate billing rates, determine franchise areas and conditions of service, approve acquisitions, and authorize the issuance of securities. The utility commissions also generally establish uniform systems of accounts and approve the terms of contracts with affiliates and customers, business combinations with other utility systems, and loans and other financings. The policies of the utility commissions often differ from state to state and may change over time. A small number of our operations are subject to rate regulation by county or city government. Over time, the regulatory party in a particular state may change. The profitability of our utility operations is influenced to a great extent by the timeliness and adequacy of rate allowances in the various states in which we operate. One consideration we may undertake in evaluating on which states to focus our growth and investment strategy is whether a state provides for consolidated rates, a surcharge for replacing and rehabilitating infrastructure, fair value treatment of acquired utility systems, and other regulatory policies that promote infrastructure investment and efficiency in processing rate cases.

The mission of the regulated utility industry is to provide quality and reliable utility service at reasonable rates to customers, while earning a fair return for shareholders. We strive to achieve the industry's mission by effective planning, efficient investments, and productive use of our resources. We maintain a rate case management capability to pursue timely and adequate returns on the capital investments that we make in improving our distribution system, treatment plants, information technology systems, and other infrastructure. This capital investment creates assets that are used and useful in providing utility service and is commonly referred to as rate base. In pursuing our rate case strategy, we consider the amount of net utility plant additions and replacements made since the previous rate decision, the changes in the cost of capital, changes in our capital structure, and changes in operating and other costs. Based on these assessments, our utility operations periodically file rate increase requests with their respective state utility commissions or local regulatory authorities. In general, as a regulated enterprise, our utility rates are established to provide full recovery of utility operating costs, taxes, interest on debt used to finance capital investments, and a return on equity used to finance capital investments. There may be a regulatory lag between the time when operating costs increases, customer usage changes, and capital investments occur and when those items are incorporated into rates. On occasion, our regulated utility companies may enter into rate settlement agreements, which require us to wait for a period of time to file the next base rate increase request.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Presented below are some of the approved constructive regulatory practices that are available in the states in which we operate:

Regulatory Mechanism	States Allowed
Consolidated Tariff [a]	IL, IN, KY, NC, NJ, OH, PA, TX, VA
Future or Fully Projected Test Year [b]	IL, IN, KY, NC, NJ, OH, PA, VA
Infrastructure Surcharge Mechanism [c]	IL, IN, KY, NC, NJ, OH, PA, TX, VA
Purchased Gas Riders [d]	KY, PA
Revenue Stability Mechanism [e]	KY, PA, IL
Deferred Accounting [f]	IL, IN, KY, NC, NJ, OH, PA, TX, VA

[a] Our water and wastewater operations are comprised of 38 rate divisions, and our natural gas operations are comprised of two rate divisions. Each of our utility rate divisions requires a separate rate filing for the evaluation of the cost of service and recovery of investments in connection with the establishment of tariff rates for that rate division. When feasible and beneficial to our utility customers, we have sought approval from the applicable state utility commission to consolidate rate divisions to achieve a more even distribution of costs over a larger customer base. All eight states in which we operate water and wastewater utilities currently permit us to file a revenue requirement using some form of consolidated rates for some or all of the rate divisions in that state.

[b] Most of the states in which we operate allow us to use a future or fully projected test year in our rate filings, which allows current or projected revenues, expenses and capital investments to be collected on a more timely basis. In some cases, interim rate relief is allowed in the event of regulatory lag. Some states also permit our subsidiaries to use a surcharge or credit on their bills to reflect allowable changes in costs, such as changes in state tax rates, other taxes, and purchased water costs, until such time as the new costs are fully incorporated in base rates.

[c] Each of the states in which we operate water, wastewater, and natural gas utilities, permit us to add an infrastructure rehabilitation surcharge to their respective bills, between rate cases, to offset the additional depreciation and capital costs associated with capital expenditures related to replacing and rehabilitating infrastructure systems.

[d] Our natural gas utility business is affected by the cost of natural gas, and we are able to generally pass the cost of gas to our customers without markup under purchased gas cost adjustment mechanisms; consequently, increases in the cost of gas are offset by a corresponding increase in revenues.

[e] The natural gas utility business is subject to seasonal fluctuations with the peak usage period occurring in the heating season, which generally runs from October to March. We have in place a weather-normalization adjustment (WNA) mechanism for our natural gas customers served in Kentucky, and, beginning in October 2024, for our natural gas customers in Pennsylvania. The WNA serves to minimize the effects of weather on the Company's results for its residential and small commercial natural gas customers. This regulatory mechanism reduces the delivery charge component of customers' bills for the additional volumes used when actual heating degree days (HDDs) exceed normalized HDDs and increases the delivery charge component of customers' bills for the reduced volumes when actual HDDs are less than normal HDDs. For a given day, the number of HDDs is calculated by subtracting the average of the high and low temperatures for the day from 65 degrees Fahrenheit. Normal HDDs are established through rate proceedings in each of our jurisdictions.

In Illinois, our operating subsidiary has a revenue stability mechanism which allows us to recognize state PUC-authorized revenue for a period which is not based upon the volume of water sold during that period, thereby reducing the impact of weather and consumption variability.

[f] We are permitted to apply for deferred cost accounting treatment and set up a regulatory asset for future recovery of certain costs until the next base rate case.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Timely and adequate rate relief is important to our continued profitability and in providing a fair return to our shareholders. We continue to pursue enhancements to our regulatory practices to facilitate the efficient recovery of the increased cost of providing services and infrastructure improvements in our rates and mitigate the inherent regulatory lag associated with traditional rate making processes.

Presented in the table below are annualized incremental revenues by state, assuming a constant sales volume and customer count, resulting from base rate case authorizations that became effective in 2024:

State	Segment	Effective Date	Annualized Revenue Increase
Ohio	Water	1/1/2024; 8/1/2024	$ 1,637
	Wastewater	7/1/2024	490
North Carolina*	Water	1/1/2024	2,632
	Wastewater	1/1/2024	1,111
Virginia	Water	2/5/2024	4,830
	Wastewater	2/5/2024	660
Pennsylvania	Gas	9/27/2024	93,000
New Jersey	Water	10/15/2024	2,250
Illinois	Water	12/5/2024	4,726
	Wastewater	12/5/2024	6,906
Total Base Rate Case Authorizations in 2024			$ 118,242

Base rate case - step increase for Year 2

On February 7, 2025, the Pennsylvania Public Utility Commission ("PAPUC") issued an order approving, with certain minor modifications, the joint petition for non-unanimous partial settlement filed by Aqua Pennsylvania, Office of Consumer Advocate, and other groups, that allowed a base rate increase designed to increase total annual operating revenues by $73,000. New rates went into effect on February 22, 2025. At the time the rate order was received, the rates in effect also included $37,940 in Distribution System Improvement Charges ("DSIC"), which was 6.73% above prior base rates. Consequently, the aggregate annual base rates increased by $110,940 since the last base rate increase and DSIC was reset to zero.

Our operating subsidiaries received rate increases representing estimated annualized revenues of $118,242 in 2024 resulting from twelve base rate decisions, $28,426 in 2023 resulting from seven base rate decisions, and $81,610 in 2022 resulting from seven base rate decisions. Annualized revenues in aggregate from all of the rate increases realized in the year of grant were $34,832 in 2024, $10,109 in 2023, and $51,163 in 2022. Refer to Note 17 – *Rate Activity* in this Annual Report for further information.

Growth Through Acquisitions and Capital Investment

The Company continues to focus on rate base growth opportunities to create a resilient and sustainable future. This is achieved through (i) acquisitions to expand the Company's service areas and increase customers, and (ii) delivering on its environmental reliability commitments through continued investment in replacing aging infrastructure, contaminant mitigation, and emissions reductions, among others.

Acquisitions
Part of our strategy to meet the industry challenges is to actively explore opportunities to expand our utility operations through acquisitions of water, wastewater, and other utilities either in areas adjacent to our existing service areas or in new service areas, and to explore acquiring market-based businesses that are complementary to our regulated utility operations. To complement our growth strategy, we routinely evaluate the operating performance of our individual utility systems, and in instances where limited economic growth opportunities exist or where we are unable to achieve favorable operating results or a return on equity that we consider acceptable, we will seek to sell the utility system and reinvest the proceeds in other utility systems. Consistent with this strategy, we are focusing our acquisitions and

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

resources in states where we have critical mass of operations in an effort to achieve economies of scale and increased efficiency. Our growth-through-acquisition strategy allows us to operate more efficiently by sharing operating expenses over more utility customers and provides new locations for future earnings growth through capital investment. Another element of our growth strategy is the consideration of opportunities to expand by acquiring other utilities, including those that may be in a new state if they provide promising economic growth opportunities and a return on equity that we consider acceptable. Our ability to successfully execute this strategy historically and to meet the industry challenges has largely been due to our core competencies, financial position, and our qualified and trained workforce, which we strive to retain by treating employees fairly and providing our employees with development and growth opportunities.

During 2024, we completed two acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represent 9,391 new customers. During 2023, we completed seven acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represents 19,659 new customers. During 2022, we completed three acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represents 31,537 new customers.

As of December 31, 2024, the Company has seven signed purchase agreements for additional water and wastewater systems that are expected to serve approximately 213,000 equivalent retail customers or equivalent dwelling units and total approximately $362,000 in purchase price in three of our existing states. This includes the Company's agreement to acquire the Delaware County Regional Water Quality Control Authority (DELCORA) for $276,000. DELCORA, a Pennsylvania sewer authority, serves approximately 198,000 equivalent dwelling units in the Philadelphia suburbs. Refer to Note 2 – *Acquisitions* in this Annual Report for further discussion.

As of December 31, 2024, the pipeline of potential water and wastewater municipal acquisitions the company is actively pursuing represents approximately 400,000 total customers or equivalent dwelling units. The Company remains on track to, over the long term, annually increase customers between 2% and 3% through acquisitions and organic customer growth.

On January 31, 2025, the Company closed on the acquisition of Greenville Sanitary Authority's wastewater utility assets, which serves approximately 2,300 customers in Greenville, Pennsylvania for $18,000.

Capital Investment
In 2024, the Company invested $1,329,747 to improve its regulated water and natural gas infrastructure systems and to enhance customer service across its operations. From 2025 through 2029, the company plans to invest approximately $7,800,000 to improve water and natural gas systems and better serve customers through improved information technology. The Company's investments include addressing PFAS with at least $450,000 in capital projects, replacing and expanding its water and wastewater utility infrastructure, and replacing and upgrading its natural gas utility infrastructure, with the latter leading to significant reductions in methane emissions that occur in aged gas pipes. The capital investments made to rehabilitate and expand the infrastructure of the communities the Company serves are critical to its mission of safely and reliably delivering Earth's most essential resources.

Rate Base Growth
Since 2020, the Company's combined rate base grew by 44%. The Company expects its regulated water and natural gas rate bases to grow at a compound annual rate of around 6% and 11%, respectively, through 2029. The combined rate base is expected to grow at a compound annual rate of 8% through 2029.

As of December 31, 2024, the Company's rate base is estimated to be $11,500,000, which is comprised of:

- $7,300,000 in the Regulated Water segment; and
- $4,200,000 in the Regulated Natural Gas segment.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

As of December 31, 2024, the regulatory status of the Company's rate base is estimated to be as follows:

- $10,300,000 filed with respective state utility commissions or local regulatory authorities; and
- $1,200,000 not yet filed with respective state utility commissions or local regulatory authorities.

RESULTS OF OPERATIONS

Consolidated financial and operational highlights for the years ended December 31, 2024, 2023, and 2022 are presented below. For discussion of our results of operations and cash flows for 2023 compared with 2022, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024.

Years ended December 31,	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Operating revenues:					
Regulated water segment	$ 1,221,880	$ 1,153,376	$ 1,082,972	$ 68,504	$ 70,404
Regulated natural gas segment	842,991	863,759	1,143,362	(20,768)	(279,603)
Other and eliminations	21,242	36,689	61,698	(15,447)	(25,009)
Consolidated operating revenues	$ 2,086,113	$ 2,053,824	$ 2,288,032	$ 32,289	$ (234,208)
Operations and maintenance expense	$ 587,250	$ 575,518	$ 613,649	$ 11,732	$ (38,131)
Net income	$ 595,314	$ 498,226	$ 465,237	$ 97,088	$ 32,989
Capital expenditures	$ 1,329,747	$ 1,199,103	$ 1,062,763	$ 130,644	$ 136,340
Operating Statistics					
Selected operating results as a percentage of operating revenues:					
Operations and maintenance	28.2%	28.0%	26.8%	0.2%	1.2%
Depreciation and amortization	17.7%	16.7%	14.0%	1.0%	2.7%
Taxes other than income taxes	4.5%	4.4%	3.9%	0.1%	0.5%
Interest expense, net of interest income	14.3%	13.6%	10.2%	0.7%	3.4%
Net income	28.5%	24.3%	20.3%	4.2%	4.0%
Return on Essential Utilities stockholders' equity	9.6%	8.4%	8.7%	1.2%	-0.3%
Ratio of capital expenditures to depreciation expense	3.7	3.5	3.4	0.2	0.1
Effective tax rate	(3.8%)	(15.4%)	(3.2%)	11.6%	(12.2%)

Consolidated Results of Operations Comparison for 2024 and 2023

Operating revenues - Operating revenues increased by $32,289 or 1.6% for the year ended December 31, 2024 compared to the year ended December 31, 2023. Revenues from our Regulated Water segment increased by $68,504, Regulated Natural Gas segment revenues decreased by $20,768 and Other business segment revenues decreased by $15,447. A detailed discussion of the factors contributing to the changes in segment operating revenues is included below under the section, Segment Results of Operations.

Our Other business segment revenues consist of market-based revenues at Aqua Resources and our non-regulated natural gas operations amounting to $21,242 in 2024, $36,689 in 2023, and $61,698 in 2022. The decrease in Other business segment revenues in 2024 compared to 2023 is primarily due to lower revenues from our non-regulated natural gas operations as a result of lower average gas prices and lower gas usage in the current period as compared to the prior period.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Operating expenses - Operations and maintenance expenses increased in 2024, as compared to 2023, by $11,732 or 2.0%, primarily due to:

- an increase in customer assistance surcharge costs of $8,140 in our Regulated Natural Gas segment, which has an equivalent offsetting amount in revenues;
- an increase in employee related costs of $7,828, primarily resulting from higher salary costs, healthcare costs, and contributions to the Company's defined contribution plan, offset by lower pension cost;
- an increase in production costs for water and wastewater operations of $5,880, primarily due to higher purchased water, wastewater, and power costs;
- additional operating costs associated with acquired and pending acquisitions of water and wastewater utility systems and higher customer base of $2,788;
- an insurance recovery of $2,448 in 2023 associated with clean-up costs and other expenses incurred during Hurricane Ida; and,
- an increase in materials and supplies of $2,026; offset by
- a decrease in legal expenses of $4,137;
- a decrease in bad debt expense of $1,344;
- a decrease in transportation expenses of $1,548; and,
- lower operations and maintenance expense of $12,411 as a result of our sale of the assets of Peoples West Virginia in October 2023 and our interest in three non-utility local microgrid and distributed energy projects in January 2024.

Purchased gas decreased by $75,297 or 21.4% in 2024 compared to 2023. Purchased gas represents the cost of gas sold by Peoples for the regulated and non-regulated gas business and has a corresponding offset in revenue. This expense decreased for the regulated natural gas business and non-regulated business by $60,322 and $14,975, respectively. The decrease in 2024 is the result of the impact of lower average cost of gas of $55,236, lower gas usage of $11,380 due to warmer weather conditions, and a decrease of $8,681 from the sale of Peoples West Virginia in October 2023 and our three non-utility local microgrid and distributed energy projects in January 2024.

Depreciation and amortization expense increased by $25,857 or 7.5%, in 2024 over 2023, principally due to continued capital expenditures to expand and improve our utility facilities, upgrade our information systems, our acquisitions of new utility systems, and additional rate case filings. Expenses associated with filing rate cases are deferred and amortized over periods that generally range from one to three years.

Taxes other than income taxes increased by $4,426 or 4.9% in 2024 as compared to 2023 largely due to an increase in property taxes, payroll taxes, and pumping fees.

Other expense, net - Interest expense, net of interest income, increased by $15,406 in our Regulated Water segment and by $668 for our Regulated Natural Gas segment. Refer to Segment Results of Operations below for further details. Interest expense, net of interest income, in Other relates to our corporate operations, and this increased by $3,114. The weighted average cost of fixed rate long-term debt was 4.03% at December 31, 2024 and 3.86% at December 31, 2023. The weighted average cost of fixed and variable rate long-term debt was 4.14% at December 31, 2024 and 4.14% at December 31, 2023.

Allowance for funds used during construction (AFUDC) was $21,310 in 2024 and $16,967 in 2023, and varies as a result of changes in the average balance of utility plant construction work in progress, to which AFUDC is applied, changes in the AFUDC rate which is based predominantly on short-term interest rates, changes in the balance of short term-debt, and changes in the amount of AFUDC related to equity. The increase in 2024 is primarily due to an increase in the average balance of utility plant construction work in progress, to which AFUDC is applied. The amount of AFUDC related to equity was $13,938 in 2024 and $11,726 in 2023.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Gain on sale of other assets totaled $92,224 in 2024 and $65 in 2023. During the first quarter of 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects and recognized a gain of $91,236.

Other, net was income of $1,425 in 2024 and $2,613 in 2023, and largely consists of the non-service cost component of our net benefit cost for our pension and post-retirement benefits and unrealized gains and losses on investments associated with our non-qualified pension plan. The change is primarily due to the increase in the pension and post-retirement benefit non-service cost component of net periodic benefit expense in 2024 in our Regulated Water segment.

Income tax benefit - Our effective income tax rate was a benefit of 3.8% in 2024 and 15.4% in 2023. The Company's provision for income taxes represents an income tax benefit due to the effects of tax deductions recognized for certain qualifying infrastructure investments. The decrease in the income tax benefit is primarily attributed to the gain recognized from the sale of the Company's interest in three non-utility local microgrid and distributed energy projects in the first quarter of 2024 and decrease in tax benefit associated with the repairs tax deduction for qualifying utility infrastructure investments in our Regulated Natural Gas segment.

Net income -

| | Years ended December 31, | | |
	2024	2023	2022
Operating income	$ 757,668	$ 692,097	$ 661,187
Net income	$ 595,314	$ 498,226	$ 465,237
Diluted net income per share	$ 2.17	$ 1.86	$ 1.77

The changes in diluted net income per share in 2024 over the previous year were due to the aforementioned changes.

Although we have experienced increased income in the recent past, continued adequate rate increases reflecting increased operating costs and new capital improvements are important to the future realization of improved profitability.

Segment Results of Operations Comparison for 2024 and 2023

We have identified eleven operating segments, and we have two reportable segments based on the following:

- Eight segments are composed of our water and wastewater regulated utility operations in the eight states where we provide these services. These operating segments are aggregated into one reportable segment, Regulated Water, since each of these operating segments has the following similarities: economic characteristics, nature of services, production processes, customers, water distribution and/or wastewater collection methods, and the nature of the regulatory environment.

- Our Regulated Natural Gas segment is composed of natural gas utility companies in three states acquired in the Peoples Gas Acquisition. These utilities provide natural gas distribution services, and their operating results subsequent to the March 16, 2020 acquisition date are reported in the Regulated Natural Gas segment. In October 2023, the Company sold its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The sale concluded the Company's regulated utility operations in West Virginia.

10

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

- Two segments are not quantitatively significant to be reportable and are composed of our non-regulated natural gas operations and Aqua Resources. These segments are included as a component of "Other," in addition to corporate costs that have not been allocated to the Regulated Water and Regulated Natural Gas segments, because they would not be recoverable as a cost of utility service, and intersegment eliminations. Corporate costs include general and administrative expenses, and interest expense.

Regulated Water Segment

The following tables present the selected operating results and customers served for our Regulated Water segment, for the year ended December 31:

	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Sendout [a] (in millions of gallons)					
Pennsylvania	43,794	42,525	42,666	1,269	(141)
Ohio	13,979	13,560	14,604	419	(1,044)
Illinois	8,774	8,421	8,784	353	(363)
Texas	8,038	8,703	8,606	(665)	97
North Carolina	5,809	5,824	5,934	(15)	(110)
Other states	6,705	6,526	6,272	179	254
Subtotal	87,099	85,559	86,866	1,540	(1,307)
Elimination	(94)	(122)	(141)	28	19
Total sendout by state	87,005	85,437	86,725	1,568	(1,288)
Utility customers:					
Residential water	865,028	859,331	850,673	5,697	8,658
Commercial water	43,969	43,853	43,119	116	734
Industrial water	1,275	1,283	1,286	(8)	(3)
Other water	19,774	19,123	18,446	651	677
Wastewater	193,821	190,119	181,721	3,702	8,398
Total water and wastewater utility customers	1,123,867	1,113,709	1,095,245	10,158	18,464
Operating revenues:					
Residential water	$ 662,909	$ 641,351	$ 607,473	$ 21,558	$ 33,878
Commercial water	186,534	180,731	168,460	5,803	12,271
Industrial water	34,831	33,949	32,581	882	1,368
Other water	123,373	92,784	94,359	30,589	(1,575)
Wastewater	199,157	187,462	165,312	11,695	22,150
Other utility	15,076	17,099	14,787	(2,023)	2,312
Total operating revenues	$ 1,221,880	$ 1,153,376	$ 1,082,972	$ 68,504	$ 70,404
Operating expenses:					
Operations and maintenance expense	$ 381,088	$ 368,843	$ 370,850	$ 12,245	$ (2,007)
Depreciation and amortization	$ 232,338	$ 217,593	$ 201,392	$ 14,745	$ 16,201
Taxes other than income taxes	$ 68,006	$ 62,759	$ 64,472	$ 5,247	$ (1,713)
Other expense, net	$ 121,292	$ 105,674	$ 84,396	$ 15,618	$ 21,278
Provision for income taxes	$ 68,851	$ 57,546	$ 47,510	$ 11,305	$ 10,036
Segment net income	$ 350,305	$ 340,961	$ 314,352	$ 9,344	$ 26,609

[a] Sendout represents the quantity of treated water delivered to our distribution systems. We use sendout as an indicator of customer demand.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Operating revenues - The growth in our Regulated Water segment's revenues over the past three years is primarily a result of increases in our water and wastewater rates and our customer base. Water and wastewater rate increases, including infrastructure rehabilitation surcharges, implemented during the past three years have provided additional operating revenues of $50,639 in 2024, $57,924 in 2023, and $63,367 in 2022. The number of customers increased at an annual compound rate of 1.8% over the past three years due to acquisitions and organic growth, adjusted to exclude customers associated with utility system dispositions. Acquisitions in our Regulated Water segment have provided additional water and wastewater revenues of $4,182 in 2024, $9,646 in 2023, and $16,145 in 2022.

Our Regulated Water segment also includes operating revenues of $11,226 in 2024, $14,863 in 2023, and $11,477 in 2022, associated with revenues earned primarily from fees received from telecommunication operators that have put cellular antennas on our water towers, fees earned from municipalities for our operation of their water or wastewater treatment services or to perform billing services, and fees earned from developers for accessing our water mains.

Operating expenses - Operations and maintenance expense increased by $12,245 or 3.3% primarily due to the following:

- an increase in production costs for water and wastewater operations of $5,880;
- an insurance recovery of $2,448 in 2023 associated with clean-up costs and other expenses incurred during Hurricane Ida;
- an increase in employee related costs of $2,529 resulting from higher salary costs, healthcare costs, and contributions to the Company's defined contribution plan, offset by lower pension cost;
- additional operating costs resulting from acquired water and wastewater utility systems and higher customer base of $2,788; offset by
- a decrease in legal fees of $1,192; and,
- a decrease in bad debt expense of $467.

Depreciation and amortization increased by $14,745 or 6.8% primarily due to continued capital investment to expand and improve our utility facilities and our acquisitions of new utility systems.

Taxes other than income taxes increased by $5,247 or 8.4% in 2024 as compared to 2023 largely due to an increase in property taxes, payroll taxes and pumping fees.

Other expense, net – Interest expense, net of interest income, increased by $15,406 or 12.4% primarily due to the increase in average borrowings and increased borrowing costs.

AFUDC increased by $1,927 or 13.0% due to the increase in the average balance of utility plant construction work in progress, to which AFUDC is applied.

Other, net, was an income of $1,445 in 2024 and an income of $3,596 in 2023, and largely consists of the non-service cost component of our net benefit cost for pension and post-retirement benefits, and unrealized gains and losses on investments associated with our non-qualified pension plan. The change is primarily due to the increase in the pension and post-retirement benefit non-service cost component of net periodic benefit expense in 2024. The credit arising from the expected return of plan assets assumption was lower in 2024 as compared to 2023.

Provision for income tax – The effective income tax rate for our Regulated Water segment was an expense of 16.4% in 2024, compared to an expense of 14.4% in 2023. The increase in the effective tax rate is primarily the result of changes in the jurisdictional earnings mix, decrease in the amortization of certain regulatory liabilities associated with deferred taxes, and decrease in the income tax benefit associated with the repairs tax deduction for qualifying utility infrastructure investments.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Regulated Natural Gas Segment

The following tables present the selected operating results and customers served for our Regulated Natural Gas segment for and as of the year ended December 31:

	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Gas utility customers:					
Residential gas	685,591	683,811	695,198	1,780	(11,387)
Commercial gas	59,296	59,384	59,684	(88)	(300)
Industrial gas	552	551	1,459	1	(908)
Total gas utility customers	745,439	743,746	756,341	1,693	(12,595)
Delivered volumes - retail and transportation (thousand cubic feet)					
Residential gas	50,669,829	51,698,440	61,093,372	(1,028,611)	(9,394,932)
Commercial gas	33,641,589	33,151,308	37,240,382	490,281	(4,089,074)
Industrial gas	47,959,164	48,323,846	49,017,036	(364,682)	(693,190)
Total delivered volumes	132,270,582	133,173,594	147,350,790	(903,012)	(14,177,196)
Heating Degree Days [a]	4,288	4,558	5,648	(270)	(1,090)
Average Heating Degree Days [b]	5,240	5,427	5,438	(187)	(11)

	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Operating revenues:					
Residential gas	$ 504,426	$ 519,406	$ 720,490	$ (14,980)	$ (201,084)
Commercial gas	100,662	111,272	149,653	(10,610)	(38,381)
Industrial gas	2,279	3,232	5,636	(953)	(2,404)
Gas transportation	194,413	184,598	205,825	9,815	(21,227)
Other utility	41,211	45,251	61,758	(4,040)	(16,507)
Total operating revenues	$ 842,991	$ 863,759	$ 1,143,362	$ (20,768)	$ (279,603)
Operating expenses:					
Operations and maintenance expense	$ 207,176	$ 209,073	$ 239,506	$ (1,897)	$ (30,433)
Purchased gas	$ 267,226	$ 327,548	$ 551,009	$ (60,322)	$ (223,461)
Depreciation and amortization	$ 135,814	$ 125,263	$ 118,955	$ 10,551	$ 6,308
Taxes other than income taxes	$ 22,985	$ 23,846	$ 22,642	$ (861)	$ 1,204
Other expense, net	$ (3,834)	$ 90,819	$ 87,916	$ (94,653)	$ 2,903
Income tax benefit	$ (79,993)	$ (113,353)	$ (61,942)	$ 33,360	$ (51,411)
Segment net income	$ 293,617	$ 200,563	$ 185,276	$ 93,054	$ 15,287

[a] Unit of measure reflecting temperature-sensitive natural gas consumption, calculated by subtracting the average of a day's high and low temperatures from 65 degrees Fahrenheit; measured at Pittsburgh, PA.

[b] Based on historical twenty-year average heating degree days, as calculated from data provided by the National Weather Service for the same geographic location.

Operating revenues – Operating revenues from the Regulated Natural Gas segment decreased by $20,768 or 2.4% primarily due to:

- a decrease in purchased gas costs of $60,322; refer to purchased gas costs discussion below for further information;
- the decrease in distribution revenues of $4,043 as a result of our sale of the assets of Peoples West Virginia;
- a decrease in other utility revenues of $7,100 resulting from the sale of the Company's interest in three non-utility local microgrid and distributed energy projects; offset by

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

- an increase of $32,432 due to higher rates and other surcharges;
- an increase in customer assistance surcharge of $8,140, which has an equivalent offsetting amount in operations and maintenance expense; and
- a weather normalization adjustment of $9,243, which had the effect of increasing revenues.

The Regulated Natural Gas segment is subject to seasonal fluctuations with the peak usage period occurring in the heating season which generally runs from October to March. A heating degree day (HDD) is each degree that the average of the high and low temperatures for a day is below 65 degrees Fahrenheit in a specific geographic location. Particularly during the heating season, this measure is used to reflect the demand for natural gas needed for heating based on the extent to which the average temperature falls below a reference temperature above which no heating is required (65 degrees Fahrenheit). During the year ended December 31, 2024, we experienced actual HDDs of 4,288 days, which was warmer by 5.9% than the actual HDDs of 4,558 days in 2023 for Pittsburgh, Pennsylvania, which we use as a proxy for our western Pennsylvania service territory. A weather normalization adjustment ("WNA") mechanism is in place for our natural gas customers served in Kentucky, and, beginning in October 2024, for our natural gas customers in Pennsylvania. The WNA serves to minimize the effects of weather on the Company's ability to collect revenues to cover operating expenses for its residential and small commercial natural gas customers.

Operating expenses – Operations and maintenance expense for the year ended December 31, 2024 decreased by $1,897 or 0.9% primarily due to the following:

- lower operations and maintenance expense of $12,411 as a result of our sale of the assets of Peoples West Virginia in October 2023 and our interest in three non-utility local microgrid and distributed energy projects in January 2024;
- a decrease in legal fees of $3,266;
- a decrease in transportation expense of $1,429;
- a decrease in bad debt expense of $905; offset by
- an increase in customer assistance surcharge costs of $8,140, which has an equivalent offsetting amount in revenues;
- an increase in materials and supplies of $1,805; and
- an increase in labor and employee benefits of $5,719 resulting from higher salary costs, healthcare costs, and contributions to the Company's defined contribution plan, offset by lower pension cost.

Our Regulated Natural Gas segment is affected by the cost of natural gas, which is passed through to customers using a purchased gas adjustment clause and includes commodity price, transportation and storage costs. These costs are reflected in the consolidated statement of operations and comprehensive income as purchased gas expenses. Therefore, fluctuations in the cost of purchased gas impact operating revenues on dollar-for-dollar basis. Purchased gas decreased by $60,322 or 18.4% in 2024 compared to 2023. The decrease is the result of lower average cost of gas of $44,044, and lower gas usage of $10,761 due to warmer weather conditions and $5,517 due to the sale of Peoples West Virginia in October 2023 and our three non-utility local microgrid and distributed energy projects in January 2024.

Depreciation and amortization increased by $10,551 or 8.4% primarily due to continued capital investment in pipe replacement.

Taxes other than income taxes decreased by $861 or 3.6% mainly due to lower sales and use taxes during the period.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Other expense, net – Interest expense, net of interest income, increased by $668 or 0.7% for 2024 compared to 2023.

AFUDC increased by $2,416 or 110.8% due to the increase in the average balance of utility plant construction work in progress, to which AFUDC is applied.

Gain on sale of assets was $91,581 for the year ended December 31, 2024 and a loss on sale of assets was $559 for the year ended December 31, 2023. During the first quarter of 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects and recognized a gain of $91,236.

Income tax benefit – The effective income tax rate was a benefit of 37.4% in 2024, compared to a benefit of 130.0% in 2023. The decrease in the income tax benefit is primarily attributed to the gain recognized from the sale of the Company's interest in three non-utility local microgrid and distributed energy projects in the first quarter of 2024 and a decrease in tax benefit associated with the repairs tax deduction for qualifying utility infrastructure investments in our Regulated Natural Gas segment.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Cash Flow and Capital Expenditures

Net operating cash flows, dividends paid on common stock, capital expenditures, including allowances for funds used during construction, and expenditures for acquiring utility systems were as follows for the years ended December 31:

	Net Operating Cash Flows	Dividends	Capital Expenditures	Acquisitions
2022	$ 600,306	$ 288,632	$ 1,062,763	$ 116,891
2023	933,587	316,806	1,199,103	45,303
2024	770,343	346,392	1,329,747	665
	$ 2,304,236	$ 951,830	$ 3,591,613	$ 162,859

Net cash provided by operating activities decreased by $163,244 during the year ended December 31, 2024, when compared to the same period in 2023. Our operating cash flow can be significantly affected by changes in operating working capital, especially during periods with significant changes in natural gas commodity prices and also the timing of our natural gas inventory purchases. The net change in working capital and other assets and liabilities resulted in a decrease in cash from operations of $96,799 in 2024 and an increase in cash from operations of $157,387 in 2023. The decrease in cash flows from operations associated with working capital during 2024, when compared to 2023, was primarily due to higher gas cost collections from customers brought about by higher average gas prices in 2023. In addition, accounts receivable and unbilled receivables were higher as of December 31, 2024 as compared with the same period in 2023 due to increased billings as a result of greater heating degree days for the month of December 2024 as compared with 2023.

Included in capital expenditures for the three year period are: expenditures for the rehabilitation of existing utility systems, the expansion of our utility systems, modernization and replacement of existing treatment facilities, meters, office facilities, information technology, vehicles, and equipment. During this three year period, we received $55,259 of customer advances and contributions in aid of construction to finance new utility mains and related facilities that are not included in the capital expenditures presented in the above table. In addition, during this period, we have made repayments of debt, which includes the net effect of borrowings and repayments under our long-term revolving credit facility of $1,732,026 and have refunded $22,041 of customers' advances for construction. Dividends increased during the past three years as a result of annual increases in the dividends declared and paid and increases in the number of shares outstanding.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Our planned 2025 capital program, excluding the costs of new mains financed by advances and contributions in aid of construction is estimated to be approximately $1,469,000 in infrastructure improvements for the communities we serve. The 2025 capital program is expected to include approximately $1,037,000 for infrastructure rehabilitation surcharge qualified projects. Our planned 2025 capital program in Pennsylvania for our water and natural gas utilities is estimated to be approximately $1,032,000, a portion of which is expected to be eligible as a deduction for qualifying utility asset improvements for Federal income tax purposes. Our overall 2025 capital program along with $142,807 of debt repayments and $454,049 of other contractual cash obligations, as reported in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations – *Contractual Obligations*", has been, or is expected to be, financed through internally-generated funds, our revolving credit facilities, and the issuance of long-term debt and equity.

Future utility construction in the period 2026 through 2027, including addressing PFAS, lead and galvanized services line replacement, and recurring programs, such as the ongoing replacement or rehabilitation of utility meters and mains, water treatment plant upgrades, storage facility renovations, pipes, service lines, and additional transmission mains to meet customer demands, excluding the costs of new mains financed by advances and contributions in aid of construction, is estimated to require aggregate expenditures of approximately $3,042,000. We anticipate that more than one half of these expenditures will require external financing. We expect to refinance $1,173,486 of long-term debt during this period as it becomes due with funds from new issues of long-term debt, issuances of equity, internally-generated funds, and our revolving credit facilities. The estimates discussed above do not include any amounts for possible future acquisitions of utility systems or the financing necessary to support them.

Our primary sources of liquidity are cash flows from operations (including the allowed deferral of Federal income tax payments), borrowings under various short-term and long-term credit facilities, and customer advances and contributions in aid of construction. Our cash flow from operations, or internally-generated funds, is impacted by the timing of rate relief, utility operating revenues, and changes in Federal tax laws, and accelerated tax depreciation or deductions for utility construction projects. We fund our capital and typical acquisitions through internally-generated funds, supplemented by short-term or long term credit facilities. Over time, we partially repay or pay-down our short-term lines of credit with long-term debt. The ability to finance our future construction programs, as well as our acquisition activities, depends on our ability to attract the necessary external debt and equity financing and maintain internally-generated funds. Timely rate orders permitting compensatory rates of return on invested capital will be required by our operating subsidiaries to achieve an adequate level of earnings and cash flow to enable them to secure the capital they will need to operate and to maintain satisfactory debt coverage ratios.

Acquisitions
As part of the Company's growth-through-acquisition strategy, as of December 31, 2024, the Company has entered into purchase agreements to acquire the water or wastewater utility system assets of six municipalities and a private company for a total combined purchase price in cash of approximately $362,000. The purchase price for these pending acquisitions is subject to certain adjustments at closing, and the pending acquisitions are subject to regulatory approvals, including the final determination of the fair value of the rate base acquired. This includes the Company's agreement to acquire the Delaware County Regional Water Quality Control Authority (DELCORA) for $276,000. DELCORA, a Pennsylvania sewer authority, serves approximately 198,000 equivalent dwelling units in the Philadelphia suburbs.

Aside from DELCORA, closings for these acquisitions, which occurred or are expected to occur in 2025, are subject to the timing of the various regulatory approval processes and are expected to add approximately 15,000 equivalent retail customers in three of the states in which the Company operates.

In January 2025, the Company acquired Greenville Sanitary Authority's wastewater utility assets, which serves approximately 2,300 customers in Greenville, Pennsylvania for $18,000.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

In October 2024, the Company acquired wastewater utility assets in Morgan County, Indiana, which serves approximately 100 customers for $500. In May 2024, the Company acquired the wastewater utility assets of Westfield HOA, which serves approximately 200 customers within Westfield Homeowners Subdivision in Glenview, Illinois for a cash purchase price of $67.

In July 2023, the Company completed the following water utility asset acquisitions: Shenandoah Borough, Pennsylvania, which serves approximately 2,900 customers for $12,291; La Rue, an Ohio municipality, which serves approximately 300 customers for $2,253; and, Southern Oaks Water System, which serves approximately 800 customers in Texas for $3,321. In July 2023, the Company completed their acquisition of a portion of the water and wastewater utility assets of the Village of Frankfort, an Illinois municipality, which serves approximately 1,500 customers for $1,424. In June 2023, the Company acquired the wastewater utility assets of Union Rome, Ohio, which serves approximately 4,300 customers for a cash purchase price of $25,547. Additionally, in March 2023, the Company acquired the North Heidelberg Sewer Company in Berks County, Pennsylvania, which serves approximately 300 customer connections for a cash purchase price of $136.

In November 2022, the Company acquired the water system of Oak Brook, DuPage County, Illinois, which serves 2,037 customers, for a cash purchase price of $12,500. In August 2022, the Company acquired the municipal wastewater assets of East Whiteland Township, Chester County, Pennsylvania, which serves 4,018 customers, for a cash purchase price of $54,374. In March 2022, the Company acquired the wastewater system of Lower Makefield Township, which serves 11,323 customer connections in Lower Makefield, Falls, and Middletown townships, and Yardley Borough, Bucks County, Pennsylvania, for a cash purchase price of $53,000.

Subsequent to the August 2022 closing on the acquisition of the municipal wastewater assets of East Whiteland Township, a party filed an appeal to the Pennsylvania Public Utility Commission's order of approval. On July 31, 2023, a decision was issued by the Pennsylvania Commonwealth Court that agreed with the party's appeal and reversed the order which approved the acquisition. In an effort to resolve the matter, the Company pursued and is continuing to pursue certain legal actions. Management believes the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Refer to Note 2 – *Acquisitions* in this Annual Report for additional information.

During the past three years, we have expended cash of $162,859 related to the acquisition of both water and wastewater utility systems.   We continue to pursue the acquisition of water and wastewater utility systems and explore other utility acquisitions that may be in a new state. Our typical acquisitions are expected to be financed with short-term debt with subsequent repayment from the proceeds of long-term debt, retained earnings, or equity issuances.

Dispositions
We routinely review and evaluate areas of our business and operating divisions and, over time, may sell utility systems or portions of systems. In October 2023, the Company completed the sale of its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The Company initially received net cash proceeds of $39,965, subject to working capital and other adjustments. In March 2024, the Company received an additional $1,213 from the buyer. In January 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects for $165,000. This sale resulted in the recognition of a gain of $91,236 during 2024 which is included in other expense (income) in the consolidated statement of operations. These transactions are consistent with the Company's long-term strategy of focusing on its core business and will allow the Company to prioritize the growth of its utilities in states where it has scale. The Company used the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances. Refer to Note 3 – *Dispositions* in this Annual Report for additional information.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Sources of Capital

Since net operating cash flow plus advances and contributions in aid of construction have not been sufficient to fully fund our cash requirements including capital expenditures and our growth through acquisitions program, we issued $3,377,430 of long-term debt, and obtained other short-term borrowings during the past three years. At December 31, 2024, we have a $1,000,000 unsecured long-term revolving credit facility that expires in December 2027, of which $16,774 was designated for letter of credit usage, $570,226 was available for borrowing, and $413,000 of borrowings were outstanding at December 31, 2024. In addition, Aqua Pennsylvania has a $100,000 364-day unsecured revolving credit facility and Peoples Natural Gas has a $300,000 364-day unsecured revolving credit facility. These short-term lines of credit are subject to renewal on an annual basis. Although we believe we will be able to renew these facilities, there is no assurance that they will be renewed, or what the terms of any such renewal will be.

On August 15, 2024, the Company issued $500,000 of senior notes, less expenses of $3,015, due in 2027, with an interest rate of 4.80%. On January 8, 2024, the Company issued $500,000 of long-term debt, less expenses of $4,610, due in 2034 with an interest rate of 5.375%. The Company used the net proceeds from the issuance of these notes (1) to repay a portion of the borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

In August 2023, the Company's subsidiary, Aqua Pennsylvania, issued $225,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $175,000 of 5.48% first mortgage bonds due in 2053; and $50,000 of 5.56% first mortgage bonds due in 2061. In January 2023 and October 2022, Aqua Pennsylvania issued $75,000 and $125,000 of first mortgage bonds, due in 2043 and 2052, and with interest rates of 5.60% and 4.50%, respectively. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

On May 20, 2022, the Company issued $500,000 of long-term debt (the "2022 Senior Notes"), less expenses of $5,815, due in 2052 with an interest rate of 5.30%. The Company used the net proceeds from the issuance of 2022 Senior Notes to (1) to repay $49,700 of borrowings under Aqua Pennsylvania's 364-day revolving credit facility and $410,000 of borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

On August 13, 2024, the Company filed a prospectus supplement under the 2024 universal shelf registration statement relating to a new at-the-market equity sales program ("ATM"), under which it may issue and sell shares of its common stock up to an aggregate offering price of $1,000,000 ("2024 ATM").   This 2024 ATM replaced the Company's previous ATM filed on October 14, 2022 ("2022 ATM").   During the year ended December 31, 2024, the Company issued 925,497 shares of common stock for net proceeds of $36,134 under the 2024 ATM. As of December 31, 2024, the 2024 ATM had approximately $964,000 of equity available for issuance. During the year ended December 31, 2023, the Company issued 8,938,839 shares of common stock for net proceeds of $322,983 under the 2022 ATM. During the year ended December 31, 2022, the Company issued 1,321,994 shares of common stock for net proceeds of $63,040 under the 2022 ATM. There were no common stock sales under the 2022 ATM in 2024. The Company used the net proceeds from the sales of shares through the 2022 and 2024 ATMs for working capital, capital expenditures, water and wastewater utility acquisitions, and repaying a portion of outstanding indebtedness.

On June 12, 2024, Aqua Pennsylvania and Peoples Natural Gas Companies amended the terms of its respective $100,000 and $300,000 364-day revolving credit agreements by extending the maturity dates to June 10, 2025 and revised the interest rate index from the Bloomberg Short-Term Bank Yield Index (BSBY) to the Secured Overnight Financing Rate (SOFR).

Our regulated water and gas business is capital intensive and requires a significant level of capital spending. Our consolidated balance sheet historically has had a negative working capital position, whereby routinely our current liabilities exceed our current assets. Management believes that internally-generated funds along with existing credit facilities and the proceeds from the issuance of long-term debt and common equity will be adequate to provide

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

sufficient working capital to maintain normal operations and to meet our financing requirements for at least the next twelve months.

Our loan and debt agreements require us to comply with certain financial covenants, which among other things, subject to specific exceptions, limit the Company's ratio of consolidated total indebtedness to consolidated total capitalization, and require a minimum level of earnings coverage over interest expense. During 2024, we were in compliance with our debt covenants under our credit facilities. Failure to comply with our debt covenants could result in an event of default, which could result in us being required to repay or refinance our borrowings before their due date, possibly limiting our future borrowings, and increasing our borrowing costs.

In March 2024, the Company filed a new universal shelf registration with the Securities and Exchange Commission (SEC) to allow for the potential future offer and sale by the Company, from time to time, in one or more public offerings, of an indeterminate amount of our common stock, preferred stock, debt securities, and other securities specified therein at indeterminate prices. This registration statement is effective for three years and replaces a similar filing that expired in the second quarter of 2024. During the past three years, we issued common stock and long-term debt in offerings under this shelf registration statement. Refer to Note 11 – *Long-term Debt and Loans Payable* and Note 13 – *Stockholders' Equity* in this Annual Report for further information regarding these financings.

In addition, we have an acquisition shelf registration statement, which was filed with the SEC on February 27, 2015, to permit the offering from time to time of an aggregate of $500,000 of our common stock and shares of preferred stock in connection with acquisitions. The balance remaining available for use under the acquisition shelf registration as of December 31, 2024 is $487,155.

We will determine the form and terms of any further securities issued under the universal shelf registration statement and the acquisition shelf registration statement at the time of issuance.

We offer a Dividend Reinvestment and Direct Stock Purchase Plan (the Plan) that provides a convenient and economical way to purchase shares of the Company. Under the direct stock purchase portion of the Plan, shares are issued throughout the year. The dividend reinvestment portion of the Plan offers a five percent discount on the purchase of shares of common stock with reinvested dividends. As of the December 2024 dividend payment, holders of 4.0% of the common shares outstanding participated in the dividend reinvestment portion of the Plan. The shares issued under the Plan are either original issue shares or shares purchased by the Company's transfer agent in the open-market. During the past three years, we have sold 1,232,453 original issue shares of common stock for net proceeds of $48,099 through the dividend reinvestment portion of the Plan, and we used the proceeds to invest in our operating subsidiaries, to repay short-term debt, and for general corporate purposes. In 2024, 2023, and 2022, we sold 433,688, 430,487, and 368,278 original issues shares of common stock for net proceeds of $15,476, $16,005, and $16,619, respectively, through the dividend reinvestment portion of the plan.

Credit Risk
As of December 31, 2024, our credit ratings remained at investment grade levels. On March 19, 2024, S&P Global Ratings ("S&P") lowered its credit rating for the Company, Aqua Pennsylvania, and PNG Companies, LLC from A to A-, citing weakening financial measures as a result of inflationary pressures and our significant capital spending; and revised its outlook from negative to stable for the companies. However, as can be noted in their report, S&P continues to assess our business risk profile as excellent, considering our low-risk and rate-regulated water and gas distribution operations in credit-supportive regulatory environments, our geographic and regulatory diversity, our large and stable residential and commercial customer base, and our solid and reliable operations. On October 3, 2024, Moody's Investors Service ("Moody's") affirmed the Company's senior unsecured notes rating of Baa2 and changed its outlook from stable to negative; and, changed PNG Companies, LLC's senior secured notes rating from Baa1 to Baa2 and maintained a negative outlook. The Company's ability to maintain its credit rating depends, among other things, on adequate and timely rate relief, its ability to fund capital expenditures in a balanced manner using both debt and equity,

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

and its ability to generate cash flow. A material downgrade of our credit rating may result in the imposition of additional financial and/or other covenants, impact the market prices of equity and debt securities, increase our borrowing costs, and adversely affect our liquidity, among other things. Management continues to enhance our regulatory practices to address regulatory lag and recover capital project costs and increases in operating costs efficiently and timely through various rate-making mechanisms.

Off-Balance Sheet Financing Arrangements
We do not engage in any off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

Contractual Obligations
The following table summarizes our contractual cash obligations as of December 31, 2024:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 7,559,096	$ 142,807	$ 1,173,486	$ 412,869	$ 5,829,934
Interest on fixed-rate, long-term debt (1)	286,400	6,819	34,020	14,693	230,868
Operating leases (2)	44,694	9,144	14,777	7,946	12,827
Unconditional purchase obligations (3)	14,049	5,404	3,143	2,475	3,027
Gas purchase obligations (4)	2,148,368	238,353	485,193	474,767	950,055
Other purchase obligations (5)	138,438	138,438	-	-	-
Pension plan obligations (6)	3,945	3,945	-	-	-
Other obligations (7)	56,661	51,946	2,401	1,325	989
Total	$ 10,251,651	$ 596,856	$ 1,713,020	$ 914,075	$ 7,027,700

(1) Represents interest payable on fixed rate, long-term debt. Amounts reported may differ from actual due to future refinancing of debt.

(2) Represents minimum lease payments for long-term operating leases of land, office facilities, office equipment, and vehicles.

(3) Represents our commitment to purchase minimum quantities of water as stipulated in agreements with other water purveyors. We use purchased water to supplement our water supply, particularly during periods of peak customer demand. Our actual purchases may exceed the minimum required levels.

(4) Represents our commitment to purchase minimum quantities of natural gas stipulated in agreements with various producers of natural gas to meet regulated customers' natural gas requirements.

(5) Represents an approximation of the open purchase orders for goods and services purchased in the ordinary course of business.

(6) Represents contributions to be made to the Company's retirement plans.

(7) Represents expenditures estimated to be required under legal and binding contractual obligations.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

In addition to the contractual obligations table above, we have the following obligations:

- *Refunds of customer's advances for construction* – We pay refunds on customers' advances for construction over a specific period of time based on operating revenues related to developer-installed utility mains or as new customers are connected to and take service from such mains. After all refunds are paid, any remaining balance is transferred to contributions in aid of construction. The refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually through 2034 and amounts not paid by the contract expiration dates become non-refundable.

- *Asset Retirement Obligations* – We recognize asset retirement obligations associated with retirements of production, storage wells and other pipeline components at fair value, as incurred, or when sufficient information becomes available to determine a reasonable estimate of the fair value of the retirement activities to be performed. Expected obligations are not included in the above table because the amounts and timing are dependent upon several variables, which cannot be accurately estimated.

- *Uncertain tax positions* – We have uncertain tax positions of $8,207. Although we believe our tax positions comply with applicable law, we have made judgments as to the sustainability of each uncertain tax position based on its technical merits. Due to the uncertainty of future cash outflows, if any, associated with our uncertain tax positions, we are unable to make a reasonable estimate of the timing or amounts that may be paid. See Note 7 – *Income Taxes* in this Annual Report for further information on our uncertain tax positions.

We will fund these contractual obligations with cash flows from operations and liquidity sources held by or available to us.

The Company is routinely involved in legal matters, including both asserted and unasserted legal claims, during the ordinary course of business. See Note 9 – *Commitments and Contingencies* in this Annual Report for a discussion of the Company's legal matters. It is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such litigation. Also, unanticipated changes in circumstances and/or revisions to the assessed probability of the outcomes of legal matters could result in expenses being incurred in future periods as well as an increase in actual cash required to resolve the legal matter.

Capitalization
The following table summarizes our capitalization as of December 31, 2024 and 2023:

December 31,	2024	2023
Long-term debt (1)	54.9%	54.1%
Essential Utilities stockholders' equity	45.1%	45.9%
	100.0%	100.0%

(1) Includes current portion, as well as our borrowings under a variable rate revolving credit agreement of $413,000 at December 31, 2024, and $720,000 at December 31, 2023.

Over the past two years, the changes in the capitalization ratios primarily resulted from the issuance of debt to finance our acquisitions and capital program, changes in net income, the issuance of common stock, and the declaration of dividends.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial condition and results of operations are impacted by the methods, assumptions, and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to our financial condition or results of operations and require estimates or other judgments of matters of uncertainty. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the financial statements. We believe our most critical accounting policies include the use of regulatory assets and liabilities, revenue recognition, the valuation of our long-lived assets (which consist primarily of utility plant in service, regulatory assets, and goodwill), our accounting for post-retirement benefits, and our accounting for income taxes. We have discussed the selection and development of our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Regulatory Assets and Liabilities ─ We defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred. These deferred amounts, both assets and liabilities, are then recognized in the consolidated statement of operations in the same period that they are reflected in our rates charged for utility service. We make significant judgments and estimates to record regulatory assets and liabilities, such as for amounts related to income taxes, pension and postretirement benefits, acquisitions and capital projects. For each regulatory jurisdiction with regulated operations, we evaluate at the end of each reporting period, whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to us in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings, and in these instances may challenge our prudence of business policies and practices, seek cost disallowances or request other relief.

In the event that our assessment as to the probability of the inclusion in the rate-making process is incorrect, the associated regulatory asset or liability would be adjusted to reflect the change in our assessment or change in regulatory approval.

Revenue Recognition ─ Our utility revenues recognized in an accounting period include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the last billing to the end of the accounting period. The estimated usage is based on our judgment and assumptions; our actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to our estimates is determined.
In Virginia, North Carolina, and Kentucky, we may bill our utility customers, in certain circumstances, in accordance with a rate filing that is pending before the respective regulatory commission, which would allow interim rates before the final commission rate order is issued. The revenue recognized reflects an estimate based on our judgment of the final outcome of the commission's ruling. We monitor the applicable facts and circumstances regularly and revise the estimate as required. The revenue billed and collected prior to the final ruling is subject to refund based on the commission's final ruling.

Valuation of Long-Lived Assets, Goodwill and Intangible Assets ─ We review our long-lived assets for impairment, including utility plant in service. We also review regulatory assets for the continued application of the FASB accounting guidance for regulated operations. Our review determines whether there have been changes in circumstances or events, such as regulatory disallowances, or abandonments, that have occurred that require adjustments to the carrying value of these assets. Adjustments to the carrying value of these assets would be made in instances where their inclusion in the rate-making process is not probable. For utility plant in service, we would recognize an impairment loss for any amount disallowed by the respective utility commission.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Our long-lived assets, which consist primarily of utility plant in service, operating lease right-of-use assets and intangible assets, are reviewed for impairment when changes in circumstances or events occur. These circumstances or events could include a decline in the market value or physical condition of a long-lived asset, an adverse change in the manner in which long-lived assets are used or planned to be used, a change in historical trends, operating cash flows associated with the long-lived assets, changes in macroeconomic conditions, industry and market conditions, or overall financial performance. When these circumstances or events occur, we determine whether it is more likely than not that the fair value of those assets is less than their carrying amount. If we determine that it is more likely than not (that is, the likelihood of more than 50 percent), we would recognize an impairment charge if it is determined that the carrying amount of an asset exceeds the sum of the undiscounted estimated cash flows. In this circumstance, we would recognize an impairment charge equal to the difference between the carrying amount and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows associated with the asset, discounted using a discount rate commensurate with the risk and remaining life of the asset. This assessment requires significant management judgment and estimates that are based on budgets, general strategic business plans, historical trends and other data and relevant factors. These estimates include significant inherent uncertainties, since they involve forecasting future events. If changes in circumstances or events occur, or estimates and assumptions that were used in this review are changed, we may be required to record an impairment charge on our long-lived assets. Refer to Note 1 – *Summary of Significant Accounting Policies – Impairment of Long-Lived Assets* in this Annual Report for additional information regarding the review of long-lived assets for impairment.

We test the goodwill attributable to each of our reporting units for impairment at least annually, or more often, if circumstances indicate a possible impairment may exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, changes to regulatory environment, recent regulatory and legislative proceedings, cost factors, overall financial performance, and entity specific events, for some or all of our reporting units to determine whether it's more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on our assessment of the qualitative factors previously noted, or at our discretion, we may perform a quantitative goodwill impairment test by determining the fair value of a reporting unit by weighting the results from the income approach and the market approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information (which includes projected operating income, expected future capital expenditures, and projected regulatory rate base, among others), growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. If we perform a quantitative test and determine that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss for the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The assessment requires significant management judgment and estimates that are based on budgets, general strategic business plans, historical trends and other data and relevant factors. If changes in circumstances or events occur, or estimates and assumptions that were used in our impairment test change, we may be required to record an impairment charge for goodwill. Refer to Note 1 – *Summary of Significant Accounting Policies – Goodwill* in this Annual Report for further information.

As part of the October 1, 2024 annual goodwill assessment, we elected to perform qualitative assessments for our Regulated Water, Regulated Natural Gas, and Other reporting units. Based on our analysis, we determined that it is more likely than not that the fair value of our reporting units is greater than their carrying amounts, and none of the goodwill of our reporting units was impaired.

Accounting for Post-Retirement Benefits — We maintain a qualified and a non-qualified defined benefit pension plan and plans that provide for post-retirement benefits other than pensions. Accounting for pension and other post-retirement benefits requires an extensive use of assumptions including the discount rate, expected return on plan assets, the rate of future compensation increases received by our employees, mortality, turnover and medical costs. Each assumption is reviewed annually with assistance from our actuarial consultant, who provides guidance in establishing

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

the assumptions. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other post-retirement benefits expense that we recognize.

Our discount rate assumption, which is used to calculate the present value of the projected benefit payments of our post-retirement benefits, was determined by selecting a hypothetical portfolio of high quality corporate bonds appropriate to match the projected benefit payments of the plans. The selected bond portfolio was derived from a universe of Aa-graded corporate bonds. The discount rate was then developed as the rate that equates the market value of the bonds purchased to the discounted value of the projected benefit payments of the plans. A decrease in the discount rate would generally increase our post-retirement benefits expense and benefit obligation. After reviewing the hypothetical portfolio of bonds, we selected a discount rate of 5.64% for our pension plan, and 5.65% for our other post-retirement benefit plans as of December 31, 2024, which represent a 47 and 56 basis-point decrease as compared to the discount rates selected at December 31, 2023, respectively. Our post-retirement benefits expense under these plans is determined using the discount rate as of the beginning of the year, which was 5.17% for our pension plan and 5.09% for our other-postretirement benefit plan for 2024.

Our expected return on plan assets is determined by evaluating the asset class return expectations with our advisors as well as actual, long-term, historical results of our asset returns. The Company's market-related value of plan assets is equal to the fair value of the plans' assets as of the last day of its fiscal year and is a determinant for the expected return on plan assets, which is a component of post-retirement benefits expense. The allocation of our plans' assets impacts our expected return on plan assets. As of December 31, 2024, the expected return on plan assets is based on a targeted allocation of 20% to 40% return seeking assets and 60% to 80% liability hedging assets for our pension plan, and a targeted allocation of 50% to 70% return seeking assets and 30% to 50% liability hedging assets for our other post-retirement benefit plans. Our post-retirement benefits expense increases as the expected return on plan assets decreases. We believe that our actual long-term asset allocations on average will approximate our targeted allocations. Our targeted allocations are driven by our investment strategy to earn a reasonable rate of return while maintaining risk at acceptable levels through the diversification of investments across and within various asset categories. For 2024, we used a 6.2% expected return on plan assets assumption and are currently reviewing this assumption for 2025.

Funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. In accordance with funding rules and our funding policy, during 2025 our pension contribution is expected to be $3,945. Future years' contributions will be subject to economic conditions, plan participant data and the funding rules in effect at such time as the funding calculations are performed, though we expect future changes in the amount of contributions and expense recognized to be generally included in customer rates.

Accounting for Income Taxes — We estimate the amount of income tax payable or refundable for the current year and the deferred income tax liabilities and assets that results from estimating temporary differences resulting from the treatment of specific items, such as depreciation, for tax and financial statement reporting. Generally, these differences result in the recognition of a deferred tax asset or liability on our consolidated balance sheet and require us to make judgments regarding the probability of the ultimate tax impact of the various transactions we enter into. Based on these judgments, we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realization of future tax benefits. Actual income taxes could vary from these estimates and changes in these estimates can increase income tax expense in the period that these changes in estimates occur.

Our determination of what qualifies as a capital cost versus a tax deduction, for qualifying utility asset improvements, as it relates to our income tax accounting method, is subject to subsequent adjustment as well as IRS audits, changes in income tax laws, including regulations regarding tax-basis depreciation as it applies to our capital expenditures, or qualifying utility asset improvements, the expiration of a statute of limitations, or other unforeseen matters could impact the tax benefits that have already been recognized. We establish reserves for uncertain tax positions based

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

upon management's judgment as to the sustainability of these positions. These accounting estimates related to the uncertain tax position reserve require judgments to be made as to the sustainability of each uncertain tax position based on its technical merits. We believe our tax positions comply with applicable law and that we have adequately recorded reserves as required. However, to the extent the final tax outcome of these matters is different than our estimates recorded, we would then need to adjust our tax reserves which could result in additional income tax expense or benefits in the period that this information is known.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

We describe the impact of recent accounting pronouncements in Note 1 – *Summary of Significant Accounting Policies* in this Annual Report.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Report On Internal Control Over Financial Reporting

Management of Essential Utilities, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In assessing the effectiveness of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework* (2013). As a result of management's assessment and based on the criteria in the framework, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Christopher H. Franklin
Chairman, President and Chief Executive Officer

Daniel J. Schuller
Executive Vice President and Chief Financial Officer

February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Essential Utilities, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets, including the consolidated statements of capitalization, of Essential Utilities, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of condensed parent company financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 appearing after the signature pages (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Notes 1 and 6 to the consolidated financial statements, most of the operating companies of the Company that are regulated public utilities are subject to regulation by the utility commissions of the states in which they operate. Some of the operating companies that are regulated public utilities are also subject to rate regulation by county or city government. As of December 31, 2024, regulatory assets were $1.94 billion and regulatory liabilities were $0.77 billion. Regulated public utilities follow the accounting guidance for regulated operations, which provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. The regulatory assets represent costs that are probable to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts recovered from customers in advance of incurring the costs. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in the Company's rates charged for utility service. If, as a result of a change in circumstances, it is determined that a regulated operating company no longer meets the criteria to apply regulatory accounting, the operating company would have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities.

The principal considerations for our determination that performing procedures relating to accounting for the effects of regulatory matters is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the probability of recovery of regulatory assets and refund of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including controls over the probability of recovery of regulatory assets, refund of regulatory liabilities, and the related accounting and disclosure impacts. These procedures also included, among others (i) evaluating the reasonableness of management's assessment regarding the probability of recovery of regulatory assets and refund of regulatory liabilities and (ii) testing, on a sample basis, regulatory assets and regulatory liabilities, based on the provisions and formulas outlined in rate orders and other regulatory proceedings and correspondence, as well as application of relevant regulatory precedents.

Pricewaterhouse Coopers LLP

Philadelphia, Pennsylvania
February 27, 2025

We have served as the Company's auditor since 2000.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of dollars, except per share amounts)

| | December 31, | |
	2024	2023
Assets		
Property, plant and equipment, at cost	$ 16,275,377	$ 14,977,021
Less: accumulated depreciation	3,131,901	2,879,949
Net property, plant and equipment	13,143,476	12,097,072
Current assets:		
Cash and cash equivalents	9,156	4,612
Accounts receivable, net	166,522	144,300
Unbilled revenues	142,310	101,436
Inventory - materials and supplies	48,619	47,494
Inventory - gas stored	45,311	65,173
Prepayments and other current assets	41,139	99,884
Regulatory assets	32,854	29,080
Total current assets	485,911	491,979
Regulatory assets	1,907,786	1,766,892
Deferred charges and other assets, net	112,712	102,388
Funds restricted for construction activity	1,420	1,381
Goodwill	2,340,713	2,340,738
Operating lease right-of-use assets	31,263	37,416
Intangible assets	3,273	3,593
Total assets	$ 18,026,554	$ 16,841,459

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands of dollars, except per share amounts)

	December 31,	
	2024	2023
Liabilities and Equity		
Essential Utilities stockholders' equity:		
Common stock at $0.50 par value, authorized 600,000,000 shares, issued 278,209,660 and 276,595,228 as of December 31, 2024 and December 31, 2023	$ 139,105	$ 138,297
Capital in excess of par value	4,199,836	4,137,696
Retained earnings	1,949,492	1,706,675
Treasury stock, at cost, 3,386,069 and 3,299,191 shares as of December 31, 2024 and December 31, 2023	(89,624)	(86,485)
Total stockholders' equity	6,198,809	5,896,183
Long-term debt, excluding current portion	7,416,289	6,870,593
Less: debt issuance costs	47,908	44,508
Long-term debt, excluding current portion, net of debt issuance costs	7,368,381	6,826,085
Commitments and contingencies (See Note 9)		
Current liabilities:		
Current portion of long-term debt	142,807	67,415
Loans payable	186,542	160,123
Accounts payable	258,615	221,191
Book overdraft	47,714	13,358
Accrued interest	72,281	53,084
Accrued taxes	38,219	40,641
Regulatory liabilities	1,770	31,270
Dividends payable	89,441	83,929
Other accrued liabilities	137,279	126,916
Total current liabilities	974,668	797,927
Deferred credits and other liabilities:		
Deferred income taxes and investment tax credits	1,831,868	1,628,324
Customers' advances for construction	113,323	128,755
Regulatory liabilities	764,745	820,910
Asset retirement obligations	860	848
Operating lease liabilities	27,447	34,425
Pension and other postretirement benefit liabilities	33,680	38,850
Other	23,928	24,086
Total deferred credits and other liabilities	2,795,851	2,676,198
Contributions in aid of construction	688,845	645,066
Total liabilities and equity	$ 18,026,554	$ 16,841,459

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share amounts)

| | | Years ended December 31, | |
	2024	2023	2022
Operating revenues	$ 2,086,113	$ 2,053,824	$ 2,288,032
Operating expenses:			
Operations and maintenance	587,250	575,518	613,649
Purchased gas	277,009	352,306	601,995
Depreciation	363,906	338,655	315,811
Amortization	5,646	5,040	5,366
Taxes other than income taxes	94,634	90,208	90,024
Total operating expenses	1,328,445	1,361,727	1,626,845
Operating income	757,668	692,097	661,187
Other expense (income):			
Interest expense	302,467	283,362	238,116
Interest income	(3,318)	(3,401)	(3,675)
Allowance for funds used during construction	(21,310)	(16,967)	(23,665)
Gain on sale of other assets	(92,224)	(65)	(991)
Other	(1,425)	(2,613)	494
Income before income taxes	573,478	431,781	450,908
Income tax benefit	(21,836)	(66,445)	(14,329)
Net income	$ 595,314	$ 498,226	$ 465,237
Comprehensive income	$ 595,314	$ 498,226	$ 465,237
Net income per common share:			
Basic	$ 2.17	$ 1.86	$ 1.77
Diluted	$ 2.17	$ 1.86	$ 1.77
Average common shares outstanding during the period:			
Basic	273,914	267,171	262,246
Diluted	274,421	267,659	262,868

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITALIZATION
(In thousands of dollars, except per share amounts)

		December 31,	
		2024	2023
Stockholders' equity:			
Common stock, $0.50 par value	$	139,105 $	138,297
Capital in excess of par value		4,199,836	4,137,696
Retained earnings		1,949,492	1,706,675
Treasury stock, at cost		(89,624)	(86,485)
Total stockholders' equity		6,198,809	5,896,183

Long-term debt of subsidiaries (substantially collateralized by utility plant):

Interest Rate Range	Maturity Date Range		
0.00% to 0.99%	2024 to 2053	2,637	2,935
1.00% to 1.99%	2030 to 2046	11,732	7,538
2.00% to 2.99%	2024 to 2058	206,297	207,917
3.00% to 3.99%	2024 to 2056	1,258,003	1,313,932
4.00% to 4.99%	2024 to 2059	1,239,032	1,245,727
5.00% to 5.99%	2028 to 2061	312,260	312,745
6.00% to 6.99%	2026 to 2036	31,000	31,000
7.00% to 7.99%	2025 to 2027	27,888	28,125
8.00% to 8.99%	2025	447	1,289
9.00% to 9.99%	2026	11,800	11,800
		3,101,096	3,163,008

Notes payable to bank under revolving credit agreement, variable rate, due 2027		413,000	720,000
Unsecured notes payable:			
Notes at 2.40% due 2031		400,000	400,000
Notes at 2.704% due 2030		500,000	500,000
Notes ranging from 3.01% to 3.59%, due 2029 through 2050		1,125,000	1,125,000
Notes at 4.276%, due 2049		500,000	500,000
Notes at 4.80%, due 2027		500,000	-
Notes at 5.30%, due 2052		500,000	500,000
Notes at 5.375%, due 2034		500,000	-
Notes at 5.95%, due 2024 through 2034		20,000	30,000
Total long-term debt		7,559,096	6,938,008
Current portion of long-term debt		142,807	67,415
Long-term debt, excluding current portion		7,416,289	6,870,593
Less: debt issuance costs		47,908	44,508
Long-term debt, excluding current portion, net of debt issuance costs		7,368,381	6,826,085
Total capitalization	$	13,567,190 $	12,722,268

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands of dollars, except per share amounts)

	Common stock	Capital in excess of par value	Retained earnings	Treasury stock	Total
Balance at December 31, 2021	$ 128,050	$ 3,705,814	$ 1,434,201	$ (83,615)	$ 5,184,450
Net income	-	-	465,237	-	465,237
Dividends declared and paid ($1.1104 per share)	-	-	(288,632)	-	(288,632)
Dividends of March 1, 2023 declared ($0.287 per share)	-	-	(75,808)	-	(75,808)
Issuance of common stock from stock purchase contracts (9,029,461 shares)	4,515	(4,515)	-	-	-
Issuance of common stock under dividend reinvestment plan (368,278 shares)	184	16,435	-	-	16,619
Issuance of common stock from at-the-market sale agreements (1,321,994 shares)	661	62,379	-	-	63,040
Repurchase of stock (25,037 shares)	-	-	-	(1,192)	(1,192)
Equity compensation plan (81,516 shares)	41	(41)	-	-	-
Exercise of stock options (69,684 shares)	35	2,440	-	-	2,475
Stock-based compensation	-	12,094	(667)	-	11,427
Other	-	(1,344)	-	1,114	(230)
Balance at December 31, 2022	$ 133,486	$ 3,793,262	$ 1,534,331	$ (83,693)	$ 5,377,386
Net income	-	-	498,226	-	498,226
Dividends declared and paid ($1.1882 per share)	-	-	(240,999)	-	(240,999)
Dividends of March 1, 2024 declared ($0.3071 per share)	-	-	(83,929)	-	(83,929)
Issuance of common stock under dividend reinvestment plan (430,487 shares)	215	15,790	-	-	16,005
Issuance of common stock from at-the-market sale agreements (8,938,839 shares)	4,470	318,513	-	-	322,983
Repurchase of stock (89,785 shares)	-	-	-	(3,981)	(3,981)
Equity compensation plan (244,407 shares)	122	(122)	-	-	-
Exercise of stock options (8,174 shares)	4	283	-	-	287
Stock-based compensation	-	11,330	(954)	-	10,376
Other	-	(1,360)	-	1,189	(171)
Balance at December 31, 2023	$ 138,297	$ 4,137,696	$ 1,706,675	$ (86,485)	$ 5,896,183
Net income	-	-	595,314	-	595,314
Dividends declared and paid ($1.2652 per share)	-	-	(262,462)	-	(262,462)
Dividends of March 1, 2025 declared ($0.3255 per share)	-	-	(89,441)	-	(89,441)
Issuance of common stock under dividend reinvestment plan (433,688 shares)	217	15,259	-	-	15,476
Issuance of common stock from at-the-market sale agreements (925,497 shares)	463	35,671	-	-	36,134
Repurchase of stock (111,955 shares)	-	-	-	(4,048)	(4,048)
Equity compensation plan (185,927 shares)	93	(93)	-	-	-
Exercise of stock options (69,320 shares)	35	2,436	-	-	2,471
Stock-based compensation	-	9,781	(594)	-	9,187
Other	-	(914)	-	909	(5)
Balance at December 31, 2024	$ 139,105	$ 4,199,836	$ 1,949,492	$ (89,624)	$ 6,198,809

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars, except per share amounts)

	Years ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 595,314	$ 498,226	$ 465,237
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	369,552	343,695	321,177
Deferred income taxes	(27,756)	(79,845)	(23,045)
Provision for doubtful accounts	21,865	23,209	27,631
Stock-based compensation	9,785	11,323	12,206
Gain on sale of utility system and other assets	(92,224)	(65)	(991)
Net change in receivables, deferred purchased gas costs, inventory and prepayments	(103,335)	189,989	(223,335)
Net change in payables, accrued interest, accrued taxes and other accrued liabilities	26,963	(14,559)	53,761
Pension and other postretirement benefits contributions	(9,394)	(20,343)	(22,027)
Other	(20,427)	(18,043)	(10,308)
Net cash flows from operating activities	770,343	933,587	600,306
Cash flows from investing activities:			
Property, plant and equipment additions, including the debt component of allowance for funds used during construction of $7,372, $5,241 and $6,047	(1,329,747)	(1,199,103)	(1,062,763)
Acquisitions of utility systems and other, net	(665)	(45,303)	(116,891)
Net proceeds from the sale of utility systems and other assets	167,470	41,758	1,081
Other	(339)	(19,080)	271
Net cash flows used in investing activities	(1,163,281)	(1,221,728)	(1,178,302)
Cash flows from financing activities:			
Customers' advances and contributions in aid of construction	19,563	23,982	11,714
Repayments of customers' advances	(8,564)	(8,471)	(5,006)
Net proceeds (repayments) of short-term debt	26,418	(68,377)	163,500
Proceeds from long-term debt	1,649,546	1,207,619	1,646,742
Repayments of long-term debt	(1,027,473)	(876,379)	(977,175)
Change in cash overdraft position	34,356	(15,336)	(53,028)
Proceeds from issuance of common stock under dividend reinvestment plan	15,476	16,005	16,619
Proceeds from issuance of common stock from at-the-market sale agreement	36,134	322,983	63,040
Proceeds from exercised stock options	2,471	287	2,475
Repurchase of common stock	(4,048)	(3,981)	(1,192)
Dividends paid on common stock	(346,392)	(316,806)	(288,632)
Other	(5)	(171)	(230)
Net cash flows from financing activities	397,482	281,355	578,827
Net increase (decrease) in cash and cash equivalents	4,544	(6,786)	831
Cash and cash equivalents at beginning of year	4,612	11,398	10,567
Cash and cash equivalents at end of year	$ 9,156	$ 4,612	$ 11,398
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 275,898	$ 272,532	$ 225,820
Income taxes	6,698	7,839	11,269
Non-cash investing activities:			
Property, plant and equipment additions purchased at the period end, but not yet paid	$ 135,331	$ 102,770	$ 102,129
Non-cash utility property contributions	38,840	56,297	35,698

See accompanying notes to consolidated financial statements.

Refer to Note 15 – *Employee Stock and Incentive Plan* for a description of non-cash activities.

Note 1 – *Summary of Significant Accounting Policies*

Nature of Operations ─ Essential Utilities, Inc. ("Essential Utilities," the "Company," "we," "our", or "us") is the holding company for regulated utilities providing water, wastewater, or natural gas services concentrated in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of our largest operating subsidiaries is Aqua Pennsylvania, Inc., which accounted for approximately 55% of our Regulated Water segment's operating revenues and approximately 67% of our Regulated Water segment's income for 2024. Aqua Pennsylvania's service territory is located in the suburban areas north and west of the City of Philadelphia and in 27 other counties in Pennsylvania. The Company's other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Our Peoples subsidiaries provide natural gas service to approximately 745,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers we serve are in western Pennsylvania. The Company also operates market-based activities, conducted through its non-regulated subsidiaries, that provide utility service line protection solutions and repair services to households and gas marketing and production activities.

In October 2023, the Company closed on the sale of its regulated natural gas utility assets in West Virginia. In January 2024, the Company closed on the sale of its interest in three non-utility local microgrid and distributed energy projects. These transactions are consistent with the Company's long-term strategy of focusing on its core business and will allow the Company to prioritize the growth of its utilities in states where it has scale. See Note 3 – *Dispositions* for further information.

Regulation ─ Most of the operating companies that are regulated public utilities are subject to regulation by the utility commissions of the states in which they operate. The respective utility commissions have jurisdiction with respect to rates, service, accounting procedures, issuance of securities, acquisitions and other matters. Some of the operating companies that are regulated public utilities are subject to rate regulation by county or city government. Regulated public utilities follow the Financial Accounting Standards Board's ("FASB") accounting guidance for regulated operations, which provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. Costs, for which the Company has received or expects to receive prospective rate recovery, are deferred as a regulatory asset and amortized over the period of rate recovery in accordance with the FASB's accounting guidance for regulated operations. Conversely, excess recovery of costs or amounts collected in rates to recover costs expected to be incurred in the future or to be refunded in the future are recorded as regulatory liabilities. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in Company's rates charged for utility service. If, as a result of a change in circumstances, it is determined that a regulated operating company no longer meets the criteria to apply regulatory accounting, the operating company would have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities. See Note 6 - *Regulatory Assets and Liabilities* for further information.

The Company makes significant judgments and estimates to record regulatory assets and liabilities. For each regulatory jurisdiction with regulated operations, the Company evaluates at the end of each reporting period, whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to the Company in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings, and in these instances, may challenge the prudence of our business policies and practices, seek cost disallowances or request other relief.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Use of Estimates in Preparation of Consolidated Financial Statements — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the application of regulatory accounting principles and estimation of regulatory assets and liabilities, estimates used in impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, unbilled revenues, pension and other post-retirement benefit obligations, and income taxes. Actual results could differ from those estimates.

Basis of Presentation – The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Property, Plant and Equipment and Depreciation — Property, plant and equipment consist primarily of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads, and for additions meeting certain criteria, allowance for funds used during construction. Utility systems acquired are typically recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. Further, utility systems acquired under fair value regulations would be recorded based on the valuation of the utility plant as approved by the respective utility commission. The difference between the estimated original cost, less applicable accumulated depreciation, and the purchase price may be recorded as an acquisition adjustment within utility plant as permitted by the applicable regulatory jurisdiction. At December 31, 2024 and 2023, utility plant includes a net credit acquisition adjustment of $5,627 and $6,444, respectively, which is generally being amortized from 10 to 53 years. Amortization of the acquisition adjustments totaled $787 in 2024, $2,103 in 2023, and $2,788 in 2022.

Utility expenditures for maintenance and repairs, including major maintenance projects and minor renewals, are charged to operating expenses when incurred in accordance with the system of accounts prescribed by the utility commissions of the states in which the company operates. The cost of new units of property and betterments are capitalized. Utility expenditures for water main cleaning and relining of pipes are deferred and are presented in net property, plant and equipment in accordance with the FASB's accounting guidance for regulated operations. As of December 31, 2024, $1,635 of these costs have been incurred since the last respective rate proceeding and are considered probable of being included in future rates.

The cost of software upgrades and enhancements are capitalized if they result in added functionality, which enables the software to perform tasks it was previously incapable of performing. Information technology costs associated with major system installations, conversions and improvements, such as software training, data conversion and business process reengineering costs, are deferred as a regulatory asset if it is probable that such costs are recoverable in future rates. If these costs are not deferred, then these costs are charged to operating expenses when incurred. As of December 31, 2024, $18,107 of these costs have been deferred since the last respective rate proceeding as a regulatory asset, and the deferral is reported as a component of net property, plant and equipment.

When units of utility property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and such value, together with the net cost of removal, is charged to accumulated depreciation. To the extent the Company anticipates recovery of the cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is recorded as those costs are incurred. In some cases, the Company recovers retirement costs through rates during the life of the associated asset and before the costs are incurred. These amounts, which are not yet utilized, result in a regulatory liability being reported based on the amounts previously recovered through customer rates.

The straight-line remaining life method is used to compute depreciation on utility plant. Generally, the straight-line method is used with respect to transportation and mechanical equipment, office equipment and laboratory equipment.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Impairment of Long-Lived Assets - Long-lived assets of the Company, which consist primarily of utility plant in service, operating lease right-of-use assets and intangible assets, are reviewed for impairment when changes in circumstances or events occur. These circumstances or events could include a decline in the market value or physical condition of a long-lived asset, an adverse change in the manner in which long-lived assets are used or planned to be used, a change in historical trends, operating cash flows associated with the long-lived assets, changes in macroeconomic conditions, industry and market conditions, or overall financial performance. When these circumstances or events occur, the Company determines whether it is more likely than not that the fair value of those assets is less than their carrying amount. If the Company determines that it is more likely than not (that is, the likelihood of more than 50 percent), the Company would recognize an impairment charge if it is determined that the carrying amount of an asset exceeds the sum of the undiscounted estimated cash flows. In this circumstance, the Company would recognize an impairment charge equal to the difference between the carrying amount and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows associated with the asset, discounted using a discount rate commensurate with the risk and remaining life of the asset. During the year ended December 31, 2022, the Company recorded an impairment loss to write down a portion of the operating lease right-of-use asset for office space not used in operations to fair value.   Refer to Note 10 – *Leases*, for further details.

Regulatory assets are reviewed for the continued application of the FASB accounting guidance for regulated operations. The Company's review determines whether there have been changes in circumstances or events, such as regulatory disallowances, or abandonments, that have occurred that require adjustments to the carrying value of these assets. Adjustments to the carrying value of these assets would be made in instances where their inclusion in the rate-making process is unlikely. For utility plant in service, we would recognize an impairment loss for any amount disallowed by the respective utility commission.

Allowance for Funds Used During Construction — The allowance for funds used during construction ("AFUDC") represents the capitalized cost of funds used to finance the construction of utility plant. In general, AFUDC is applied to construction projects requiring more than one month to complete. No AFUDC is applied to projects funded by customer advances for construction, contributions in aid of construction, or applicable state-revolving fund loans. AFUDC includes the net cost of borrowed funds and a rate of return on other funds when used and is recovered through rates as the utility plant is depreciated. The amount of AFUDC related to equity funds in 2024 was $13,938, 2023 was $11,726, and 2022 was $17,618. No interest was capitalized by our market-based businesses.

Lease Accounting — The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.   We enter into operating lease contracts for the right to utilize certain land, office facilities, office equipment, and vehicles from third parties. For contracts that extend for a period greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheet. The present value of each lease is based on the future minimum lease payments in accordance with Accounting Standards Codification ("ASC") 842 and is determined by discounting these payments using an incremental borrowing rate or the rate implicit in the lease, if available.

Recognition of Revenues — The Company recognizes revenue as utility services are provided to our customers, which happens over time as the services are delivered and the performance obligation is satisfied. The Company's utility revenues recognized in an accounting period includes amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the last billing to the end of the accounting period. Unbilled amounts are calculated by deriving estimates based on average customer usage. The Company's actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to our estimates are determined.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Generally, payment is due within 30 days once a bill is issued to a customer. Sales tax and other taxes we collect on behalf of government authorities, concurrent with our revenue-producing activities, are primarily excluded from revenue. The following table presents our revenues disaggregated by major source and customer class for the years ended December 31:

2024	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	662,909	$	146,849	$	504,426	$	-
Commercial		186,534		36,951		100,662		-
Fire protection		42,409		-		-		-
Industrial		34,831		2,724		2,279		-
Gas transportation & storage		-		-		194,413		-
Other water		80,964		-		-		-
Other wastewater		-		12,898		-		-
Other utility		-		-		30,436		11,226
Revenues from contracts with customers		1,007,647		199,422		832,216		11,226
Alternative revenue program		3,850		(265)		10,775		-
Other and eliminations		-		-		-		21,242
Consolidated	$	1,011,497	$	199,157	$	842,991	$	32,468

2023	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	641,351	$	139,188	$	519,406	$	-
Commercial		180,731		35,530		111,272		-
Fire protection		41,257		-		-		-
Industrial		33,949		2,087		3,232		-
Gas transportation & storage		-		-		184,598		-
Other water		51,527		-		-		-
Other wastewater		-		10,589		-		-
Other utility		-		-		43,163		14,863
Revenues from contracts with customers		948,815		187,394		861,671		14,863
Alternative revenue program		2,236		68		2,088		-
Other and eliminations		-		-		-		36,689
Consolidated	$	951,051	$	187,462	$	863,759	$	51,552

2022	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	607,473	$	122,612	$	720,490	$	-
Commercial		168,460		30,340		149,653		-
Fire protection		38,970		-		-		-
Industrial		32,581		1,755		5,636		-
Gas transportation & storage		-		-		205,825		-
Other water		55,389		-		-		-
Other wastewater		-		10,676		-		-
Other utility		-		-		61,393		11,478
Revenues from contracts with customers		902,873		165,383		1,142,997		11,478
Alternative revenue program		3,309		(71)		365		-
Other and eliminations		-		-		-		61,698
Consolidated	$	906,182	$	165,312	$	1,143,362	$	73,176

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Revenues from Contracts with Customers – These revenues are composed of four main categories: water, wastewater, natural gas, and other. Water revenues represent revenues earned for supplying customers with water service. Wastewater revenues represent revenues earned for treating wastewater and releasing it into the environment. Natural gas revenues represent revenues earned for the gas commodity and delivery of natural gas to customers. Other revenues are associated fees that relate to our utility businesses but are not water, wastewater, or natural gas revenues. Refer to the description below for a discussion of the performance obligation for each of these revenue streams.

- Tariff Revenues – These revenues are categorized by customer class: residential, commercial, fire protection, industrial, gas transportation, other water, and other wastewater. The rates that generate these revenues are approved by the respective state utility commission, and revenues are billed cyclically and accrued for when unbilled. The regulated natural gas rates are set and adjusted for increases or decreases in our purchased gas costs through purchased gas adjustment mechanisms. Purchased gas adjustment mechanisms provide us with a means to recover purchased gas costs on an ongoing basis without filing a rate case. Other water and other wastewater revenues consists primarily of fines, penalties, surcharges, and availability lot fees. Our performance obligation for tariff revenues is to provide potable water, wastewater treatment service, or delivery and sale of natural gas to customers. This performance obligation is satisfied over time as the services are rendered. The amounts that the Company has a right to invoice for tariff revenues reflect the right to consideration from the customers in an amount that corresponds directly with the value transferred to the customer for the performance completed to date.

- Other Utility Revenues – Other utility revenues represent revenues earned primarily from: antenna revenues, which represents fees received from telecommunication operators that have put cellular antennas on our water towers; operation and maintenance and billing contracts, which represent fees earned from municipalities for our operation of their water or wastewater treatment services or performing billing services; and fees earned from developers for accessing our water mains, miscellaneous service revenue from gas distribution operations, gas processing and handling revenue, sales of natural gas at market-based rates and contracted fixed prices, sales of gas purchased from third parties, and other gas marketing activities. The performance obligations vary for these revenues, but all are primarily recognized over time as the service is delivered.

- Alternative Revenue Program:
  - Water / Wastewater Revenues – These revenues represent the difference between the actual billed utility volumetric water and wastewater revenues for Aqua Illinois and the revenues set in the last Aqua Illinois rate case. In accordance with the Illinois Commerce Commission, we recognize revenues based on the target amount established in the last rate case, and then record either a regulatory asset or liability based on the cumulative annual difference between the target and actual amounts billed, which results in either a payment from customers or a refund due to customers. The cumulative annual difference is either refunded to customers or collected from customers over a nine-month period.

  - Natural Gas Revenues – These revenues represent the weather-normalization adjustment ("WNA") mechanism in place for our natural gas customers served in Kentucky and, beginning in October 2024, for our natural gas customers in Pennsylvania. The WNA serves to minimize the effects of weather on the Company's results for its residential and small commercial natural gas customers. This regulatory mechanism adjusts revenues earned for the variance between actual and normal weather and can have either positive (warmer than normal) or negative (colder than normal) effects on revenues. Customer bills are adjusted in the heating season billing months, with rates adjusted for the difference between actual revenues and revenues calculated under this mechanism billed to the customers.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

These revenue programs represent a contract between the utility and its regulators, not customers, and therefore are not within the scope of the FASB's accounting guidance for recognizing revenue from contracts with customers.

- Other and Eliminations – Other and eliminations consist of market-based revenues, which are earned through our non-regulated natural gas operations and Aqua Resources, and intercompany activities for revenue billed between our subsidiaries. Our non-regulated natural gas operations consist of utility service line protection solutions and repair services for households and the operation of gas marketing and production entities. Revenue is recognized and the performance obligation is satisfied over time as the service is delivered. Aqua Resources earned revenues and continues to earn revenue through third-party water and sewer service line protection and repair services. For the service line protection business, the performance obligations are allowing the use of our logo to a third-party water and sewer service line repair provider. Revenues are primarily recognized over time as service is delivered.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less, which are not restricted for construction activity, to be cash equivalents.

Under our cash management system, checks issued but not yet presented to banks would result in a negative bank balance or a book overdraft. The Company funds its book overdraft from its line of credit and operating cash flows. The balance of the book overdraft is reported as book overdraft, and the change in the book overdraft balance is reported as cash flows from financing activities, due to our ability to fund the overdraft with the Company's credit facility.

Accounts Receivable – Accounts receivable are recorded at the invoiced amounts, which consists of billed and unbilled revenues. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in our existing accounts receivable and is determined based on lifetime expected credit losses, the aging of account balances, and consideration of current and expected future conditions. The Company reviews the allowance for doubtful accounts quarterly. Account balances are written off against the allowance when it is probable the receivable will not be recovered. When utility customers request extended payment terms, credit is extended based on regulatory guidelines, and collateral is not required.

Inventories – Materials and Supplies – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

Inventory – Gas Stored – The Company accounts for gas in storage inventory using the weighted average cost of gas method.

Goodwill – Goodwill represents the excess cost over the fair value of net tangible and identifiable intangible assets acquired through acquisitions. Goodwill is not amortized but is tested for impairment annually, or more often, if circumstances indicate a possible impairment may exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, changes to regulatory environment, recent regulatory and legislative proceedings, cost factors, overall financial performance, and entity specific events, for some or all of our reporting units to determine whether it's more likely than not that the fair value of a reporting unit is less than its carrying amount. Alternatively, based on our assessment of the qualitative factors previously noted or at our discretion, we may perform a quantitative goodwill impairment test by determining the fair value of a reporting unit. If we perform a quantitative test and determine that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss for the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the reporting unit's carrying amount of goodwill.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We assigned assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was assigned to the reporting units based on a combination of specific identification and relative fair values.

Determining the fair value of our reporting units involves the use of significant estimates and assumptions and considerable management judgment. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. We estimated the fair value of reporting units by weighting results from the market approach and the income approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry. Changes in market conditions, changes in the regulatory environment, pending or new legislation that could impact the ability to recover costs through regulated rates or other factors outside of our control, could cause us to change key assumptions and our judgment about a reporting unit's prospects. Similarly, in a specific period, a reporting unit could significantly underperform relative to its historical or projected future operating results. Either situation could result in a meaningfully different estimate of the fair value of our reporting units, and a consequent future impairment charge.

During the fourth quarter of 2024, as part of the annual goodwill assessment as of October 1, 2024, we elected to perform qualitative goodwill impairment assessments on the goodwill attributable to our Regulated Natural Gas, our Regulated Water, and Other reporting units. Based on our analysis, we determined that none of the goodwill of our reporting units were impaired.

The following table summarizes the changes in the Company's goodwill:

	Regulated Water	Regulated Natural Gas	Other	Consolidated
Balance at December 31, 2022	$ 58,504	$ 2,277,447	$ 4,841	$ 2,340,792
Goodwill acquired	-	-	-	-
Reclassifications to utility plant acquisition adjustment	(54)	-	-	(54)
Balance at December 31, 2023	58,450	2,277,447	4,841	2,340,738
Goodwill acquired	-	-	-	-
Reclassifications to utility plant acquisition adjustment	(25)	-	-	(25)
Balance at December 31, 2024	$ 58,425	$ 2,277,447	$ 4,841	$ 2,340,713

The reclassification of goodwill to utility plant acquisition adjustment results from either a regulatory order or a mechanism approved by the applicable utility commission. A regulatory order may provide for the one-time transfer of certain acquired goodwill. The mechanism provides for the transfer over time, and the recovery through customer rates, of goodwill associated with some acquisitions upon achieving specific objectives.

Intangible assets – The Company's intangible assets consist of customer relationships for our non-regulated natural gas operations and non-compete agreements with certain former employees of Peoples. These intangible assets are amortized on a straight-line basis over their estimated useful lives of fifteen years for the customer relationships and five years for the non-compete agreements.

Derivative Instruments – The Company's natural gas commodity price risk, driven mainly by price fluctuations of natural gas, is mitigated by its purchased-gas cost adjustment mechanisms. The Company also uses derivative instruments to economically hedge the cost of anticipated natural gas purchases during the winter heating months that

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

seeks to offset the risk to the Company's utility customers from upward market price volatility. These strategies include requirements contracts, spot purchase contracts and underground storage to meet regulated customers' natural gas requirements that may have fixed or variable pricing. The variable price contracts qualify as derivative instruments; however, because the contract price is the prevailing price at the future transaction date the contract has no determinable fair value. The fixed price contracts and firm commitments to purchase a fixed quantity of gas in the future qualify for the normal purchases and normal sales exception that is allowed for contracts that are probable of delivery in the normal course of business and, as such, are accounted for under the accrual basis and are not recorded at fair value in the Company's consolidated financial statements.

Deferred Charges and Other Assets ─ Deferred charges and other assets consist primarily of assets held to compensate employees in the future who participate in the Company's deferred compensation plan, and prepaid pension and other post-retirement benefit plans assets, which amounted to $31,324 and $45,983 as of December 31, 2024; and $26,442 and $43,025 as of December 31, 2023, respectively. The assets of the deferred compensation plan are invested in mutual funds which are carried on the consolidated balance sheet at fair market value, and changes in fair value are included in other expense (income), refer to Note 12 – *Fair Value of Financial Instruments* for further details.   Refer to Note 16 – *Pension Plans and Other Post-Retirement Benefit Plans* for further information on the prepaid pension and other post-retirement benefit plan assets.

Income Taxes ─ The Company accounts for some income and expense items in different time periods for financial and tax reporting purposes. Deferred income taxes are provided on specific temporary differences between the tax basis of the assets and liabilities, and the amounts at which they are carried in the consolidated financial statements. The income tax effect of temporary differences not currently included in rates is recorded as deferred taxes with an offsetting regulatory asset or liability. These deferred income taxes are based on the enacted tax rates expected to be in effect when such temporary differences are projected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Investment tax credits are deferred and amortized over the estimated useful lives of the related properties. Judgment is required in evaluating the Company's Federal and state tax positions. Despite management's belief that the Company's tax return positions are fully supportable, the Company establishes reserves when it believes that its tax positions are likely to be challenged and it may not fully prevail in these challenges. The Company's provision for income taxes includes interest, penalties and reserves for uncertain tax positions.

Customers' Advances for Construction and Contributions in Aid of Construction ─ Utility mains, other utility property or, in some instances, cash advances to reimburse the Company for its costs to construct utility mains or other utility property, are contributed to the Company by customers, real estate developers and builders in order to extend utility service to their properties. The value of these contributions is recorded as customers' advances for construction. Over time, the amount of non-cash contributed property will vary based on the timing of the contribution of the non-cash property and the volume of non-cash contributed property received in connection with development in our service territories. The Company makes refunds on these advances over a specific period of time based on operating revenues related to the property, or as new customers are connected to and take service from the applicable water main. After all refunds are made, any remaining balance is transferred to contributions in aid of construction for our regulated water business. Contributions in aid of construction include direct non-refundable contributions and the portion of customers' advances for construction that become non-refundable. For our regulated gas business, non-refundable contributions are netted against the cost of the related utility mains or other utility property.

Based on regulatory conventions in states where the Company operates, generally our subsidiaries depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Contributions in aid of construction and customers' advances for construction are deducted from the Company's rate base for rate-making purposes, and therefore, no return is earned on contributed property.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Stock-Based Compensation – The Company records compensation expense in the financial statements for stock-based awards based on the grant date fair value of those awards. Stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on either a straight-line basis, or the graded vesting method, which is generally commensurate with the vesting term.

Fair Value Measurements – The Company follows the FASB's accounting guidance for fair value measurements and disclosures, which defines fair value and establishes a framework for using fair value to measure assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, assets that are measured at fair value using the net asset value ("NAV") per share practical expedient are not classified in the fair value hierarchy.   There have been no changes in the valuation techniques used to measure fair value or asset or liability transfers between the levels of the fair value hierarchy for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements –

Pronouncements to be adopted upon the effective date:

In November 2024, the FASB issued ASU 2024-03, "*Income Statement Reporting–Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses*". The standard update improves the disclosures about a public business entity's expenses by requiring more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation and amortization) included within income statement expense captions. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The standard updates are to be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of adoption of the standard update on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (*Topic 740*): Improvements to Income Tax Disclosures"*. The ASU enhances the transparency and decision usefulness of income tax disclosures and is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company plans to adopt the standard in its 2025 annual report on Form 10-K. The Company does not expect this ASU to have a significant impact to its current disclosures.

In March 2024, the U.S. Securities and Exchange Commission (SEC) issued its final climate disclosure rule, which requires the disclosure of Scope 1 and Scope 2 greenhouse gas emissions and other climate-related topics in annual

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

reports and registration statements, when material. A number of petitions have been filed in federal courts seeking to challenge the SEC's climate disclosure rule. As a result, in April 2024, the SEC placed a pause on its implementation of the new rule. We are evaluating the impact of the new rule and, depending on the outcome of the proceedings, will include the required disclosures once it becomes effective.

Pronouncements adopted during the fiscal year:

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting - Improving Reportable Segment Disclosures (Topic 280)*. The update is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires certain annual disclosures currently required by Topic 280 to be included in interim periods. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted the updated provisions in this 2024 annual report on Form 10-K.

Recently issued accounting standards or pronouncements not disclosed above have been excluded as they are not relevant to the Company.

Note 2 – *Acquisitions*

Water and Wastewater Utility Acquisitions – Completed

In January 2025, the Company acquired Greenville Sanitary Authority's wastewater utility assets, which serves approximately 2,300 customers in Greenville, Pennsylvania for $18,000.

In October 2024, the Company acquired wastewater utility assets in Morgan County, Indiana, which serve approximately 100 customers for $500.

In May 2024, the Company acquired the wastewater utility assets of Westfield HOA, which serves approximately 200 customers within Westfield Homeowners Subdivision in Glenview, Illinois for a cash purchase price of $67.

In July 2023, the Company completed the following water utility asset acquisitions: Shenandoah Borough, Pennsylvania, which serves approximately 2,900 customers for $12,291; La Rue, an Ohio municipality, which serves approximately 300 customers for $2,253; and, Southern Oaks Water System, which serves approximately 800 customers in Texas for $3,321. Additionally, in July 2023, the Company completed their acquisition of a portion of the water and wastewater utility assets of the Village of Frankfort, an Illinois municipality, which serves approximately 1,500 customers for $1,424.

In June 2023, the Company acquired the wastewater utility assets of Union Rome, Ohio, which serves approximately 4,300 customers for a cash purchase price of $25,547.

In March 2023, the Company acquired the North Heidelberg Sewer Company in Berks County, Pennsylvania, which serves approximately 300 customer connections for a cash purchase price of $136.

In November 2022, the Company acquired certain water utility assets of Oak Brook, Illinois, which serve 2,037 customers for a cash purchase price of $12,500.

In March 2022, the Company acquired the wastewater system of Lower Makefield Township, which serves 11,323

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

customer connections in Lower Makefield, Falls, and Middletown townships, and Yardley Borough, Bucks County, Pennsylvania, for a cash purchase price of $53,000.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for these utility systems acquired in 2024 are $32.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for these utility systems acquired in 2023 were $7,715 in 2024 and $3,290 in 2023.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for the utility systems acquired in 2022 were $19,013 in 2024, $18,039 in 2023 and $11,393 in 2022.

The purchase price allocation for these acquisitions consisted primarily of property, plant and equipment. The pro forma effect of the utility systems acquired is not material either individually or collectively to the Company's results of operations.

Water and Wastewater Utility Acquisitions – Pending Completion

In October 2024, the Company entered into a purchase agreement to acquire Integra Water Texas, LLC's wastewater system assets in Bastrop County, Texas, which serves approximately 1,100 customers for $4,400.

In August 2024, the Company entered into a purchase agreement to acquire the Village of Midvale's water system in Ohio, which serves approximately 900 customers for $2,950.

In June 2024, the Company entered into a purchase agreement to acquire private water and wastewater utility assets in Harris County, Texas, which serves approximately 400 equivalent retail customers for $1,125.

In December 2023, the Company entered into a purchase agreement to acquire North Versailles wastewater assets in North Versailles Township, Pennsylvania which serves approximately 4,400 customers for between $25,000 and $30,000. In August 2024, the purchase agreement was terminated mutually by the Company and the Authority.

In September 2023, the Company entered into a purchase agreement to acquire Greenville Municipal Water Authority's water system in Greenville, Pennsylvania which serves approximately 3,000 customers for $18,000.

In October 2021, the Company entered into a purchase agreement to acquire the wastewater utility assets of the City of Beaver Falls, Pennsylvania which consists of approximately 7,600 customers for $41,250.

The purchase price for each of these pending acquisitions is subject to certain adjustments at closing, and is subject to regulatory approval, including the final determination of the fair value of the rate base acquired. We plan to finance the purchase price of these acquisitions by utilizing our revolving credit facility until permanent debt and common equity are secured. These pending acquisitions are expected to close in 2025. Closing for our utility acquisitions are subject to the timing of the respective regulatory approval processes.

East Whiteland Purchase Agreement

On July 29, 2022, the Pennsylvania Public Utility Commission issued an order (the "PUC Order") approving the Company's acquisition of the municipal wastewater assets of East Whiteland Township, Chester County, Pennsylvania, which serves 4,018 customers (the "East Whiteland Wastewater Assets"). On August 12, 2022, the Company acquired the East Whiteland Wastewater Assets for a cash purchase price of $54,374. Subsequently on August 25, 2022, the Office of Consumer Advocate ("OCA") filed an appeal of the PUC Order to the Pennsylvania Commonwealth Court. On July 31, 2023, a decision was issued by the Pennsylvania Commonwealth Court, in which

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

the Pennsylvania Commonwealth Court agreed with the OCA and reversed the PUC order which approved the acquisition. On September 26, 2023, the Pennsylvania Commonwealth Court denied our motion for reargument. On October 26, 2023, the Company, the Pennsylvania Public Utility Commission, and East Whiteland Township filed an appeal to the Pennsylvania Supreme Court. East Whiteland Township filed to Supplement its Petition for Allowance of Appeal on January 2, 2024. On January 16, 2024, the Company, the OCA and the PUC filed Answers to East Whiteland Township's Petition. On June 14, 2024, the Pennsylvania Supreme Court granted the Petitions for Allowance of Appeal of the Pennsylvania Public Utility Commission, the Company, and East Whiteland Township. The Company, the Pennsylvania Public Utility Commission, East Whiteland Township, and several Amicus Curiae filed Initial Briefs on September 26, 2024. The OCA submitted its Brief on December 10, 2024. The Company, the Pennsylvania Public Utility Commission, and East Whiteland Township submitted Reply Briefs on January 10, 2025. Management believes the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

DELCORA Purchase Agreement

In 2019, the Company entered into a purchase agreement to acquire the wastewater utility system assets of the Delaware County Regional Water Quality Control Authority ("DELCORA"), which consists of approximately 16,000 customers, or the equivalent of 198,000 retail customers, in 42 municipalities in Southeast Pennsylvania for $276,500. There are several legal proceedings involving the Company as a result of the purchase agreement that are on-going. On January 25, 2023, DELCORA filed in the Delaware Court of Common Pleas a complaint for Declaratory Judgment seeking resolution of whether the County Ordinance dissolving DELCORA is a final action prohibiting DELCORA from carrying out the material transaction of the Asset Purchase Agreement and, in the event that DELCORA retains the ability to close the transaction, whether DELCORA is permitted to exist as a trust. On February 14, 2023, the Company filed preliminary objections to DELCORA's complaint. DELCORA filed an answer and new matter to the Company's preliminary objections on February 21, 2023. On December 3, 2024, the Delaware County Court of Common Pleas issued an order that sustained Aqua's preliminary objections and dismissed DELCORA's complaint. The purchase price for this pending acquisition is subject to certain adjustments at closing, and is subject to regulatory approval, including the final determination of the fair value of the rate base acquired. We plan to finance the purchase price of this acquisition with a mix of equity and debt financing, utilizing our revolving credit facility until permanent debt is secured. Closing of our acquisition of DELCORA is subject to regulatory approval and on-going litigation.

Note 3 – *Dispositions*

In October 2023, the Company closed on the sale of its regulated natural gas utility assets in West Virginia, which served approximately 13,000 customers or about two percent of the Company's regulated natural gas customers ("Peoples Gas West Virginia"). Initially the sale closed for an estimated purchase price of $39,965, subject to working capital and other adjustments. In March 2024, the Company received an additional $1,213 from the buyer. The additional proceeds were based on finalizing closing working capital and other adjustments, resulting in a final purchase price of $41,178 and a loss of an inconsequential amount. The sale concluded the Company's regulated utility operations in West Virginia.   The sale of the Peoples Gas West Virginia utility assets had no major effect on the Company's operations and did not meet the requirements to be classified as discontinued operations.

In October 2023, the Company entered into an agreement to sell its interest in three non-utility local microgrid and distributed energy projects for $165,000. As of December 31, 2023, balances associated with these projects of $63,182 were included in prepayments and other current assets in the condensed consolidated balance sheets. The sale was completed in January 2024, and the Company recognized a gain of $91,236 during the first quarter of 2024, which is included in other expense (income) in the accompanying consolidated statement of operations.

The Company used the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 4 – *Property, Plant and Equipment*

	December 31,		Approximate Range of Useful Lives	Weighted Average Useful Life
	2024	2023		
Regulated Water segment:				
Utility plant and equipment:				
Mains and accessories	$ 4,781,229	$ 4,523,718	26-90 years	73 years
Services, hydrants, treatment plants and reservoirs	3,315,076	3,140,497	5-89 years	56 years
Operations structures and water tanks	448,040	413,147	15-80 years	48 years
Miscellaneous pumping and purification equipment	1,328,806	1,237,967	7-76 years	42 years
Meters, transportation and other operating equipment	1,152,416	1,104,643	5-84 years	28 years
Land and other non-depreciable assets	141,835	143,752	-	-
Utility plant and equipment - regulated water segment	11,167,402	10,563,724		
Utility construction work in progress	405,751	315,973	-	-
Net utility plant acquisition adjustment	(5,627)	(6,444)	10-53 years	22 years
Non-utility plant and equipment	20,073	20,019	17-64 years	58 years
Property, Plant and Equipment - Regulated Water segment	11,587,599	10,893,272		
Regulated Natural Gas segment:				
Natural gas transmission	444,560	429,465	29-97 years	61 years
Natural gas storage	62,706	62,157	30-89 years	44 years
Natural gas gathering and processing	155,470	147,700	22-96 years	47 years
Natural gas distribution	3,279,497	2,733,054	21-81 years	53 years
Meters, transportation and other operating equipment	637,712	613,653	5-61 years	24 years
Land and other non-depreciable assets	4,839	4,139	-	-
Utility plant and equipment - Regulated Natural Gas segment	4,584,784	3,990,168		
Utility construction work-in-progress	102,994	93,581	-	-
Property, plant and equipment - Regulated Natural Gas segment	4,687,778	4,083,749		
Total property, plant and equipment	$ 16,275,377	$ 14,977,021		

Note 5 – *Accounts Receivable*

	December 31,	
	2024	2023
Billed utility revenue	$ 211,168	$ 199,986
Other	14,295	4,887
	225,463	204,873
Less allowance for doubtful accounts	58,941	60,573
Net accounts receivable	$ 166,522	$ 144,300

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

As of December 31, 2024, the Company's utility customers are located principally in the following states: 66% in Pennsylvania, 9% in Ohio, 6% in North Carolina, 5% in Texas, and 5% in Illinois. No single customer accounted for more than one percent of the Company's utility operating revenues during the years ended December 31, 2024, 2023, and 2022. The following table summarizes the changes in the Company's allowance for doubtful accounts:

	2024	2023	2022
Balance at January 1,	$ 60,573	$ 63,981	$ 58,073
Amounts charged to expense	21,865	23,209	27,631
Accounts written off	(24,190)	(27,759)	(22,507)
Recoveries of accounts written off and other	693	1,142	784
Balance at December 31,	$ 58,941	$ 60,573	$ 63,981

Note 6 – *Regulatory Assets and Liabilities*

Regulatory assets represent costs that are probable to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts recovered from customers in advance of incurring the costs. Except for income taxes and utility plant retirement costs, regulatory assets and regulatory liabilities are excluded from the Company's rate base and do not earn a return. The components of regulatory assets and regulatory liabilities are as follows:

	December 31, 2024		December 31, 2023	
	Regulatory Assets	Regulatory Liabilities	Regulatory Assets	Regulatory Liabilities
Income taxes	$ 1,712,714	528,656	$ 1,553,111	599,088
Purchased gas costs	21,366	413	21,019	29,807
Utility plant retirement costs	29,146	75,270	38,148	68,815
Post-retirement benefits	80,875	160,851	80,000	153,816
Accrued vacation	418	-	1,877	-
Water tank painting	11,242	-	17,044	-
Fair value adjustment of long-term debt assumed in acquisition	30,603	-	38,482	-
Debt refinancing	11,587	-	12,674	-
Rate case filing expenses and other	42,689	1,325	33,617	654
	$ 1,940,640	$ 766,515	$ 1,795,972	$ 852,180

Items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related to specific differences between tax and book depreciation expense, are recognized in the rate setting process on a cash basis or as a reduction in current income tax expense and will be recovered as they reverse. Amounts include differences that arise between specific utility asset improvement costs capitalized for book and deducted as an expense for tax purposes. Additionally, the recording of AFUDC for equity funds results in the recognition of a regulatory asset for income taxes, which represents amounts due related to the revenue requirement. The Company records regulatory assets when a valuation allowance is recorded on deferred tax assets, associated with state NOLs that the Company does not believe are more likely than not to be realized, and are expected to be fully recovered from customers in future rates. Regulatory liabilities are refundable in future rate filings based on the difference between the amount of the income tax benefits that were incorporated into the Company's cost of service in its latest rate case as compared to the actual income tax benefits recognized.

A portion of the income taxes regulatory liability is related to Peoples Natural Gas' income tax accounting change for the tax benefits realized for the periods prior to adoption of a tax accounting method change for certain qualifying infrastructure investments. In May 2021, the Company received a regulatory order directing the Company to refund the catch-up adjustment to its utility customers over a five-year period, which was initiated by the Company in August 2021, and, in December 2024, extended this refund period to ten years or up to August 2031. In 2022, the

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Company made a similar change for its Peoples Gas and Aqua New Jersey subsidiaries, resulting in the recognition of a regulatory liability for each of these subsidiaries for the tax benefits prior to the year of adoption.

The regulatory asset or liability for purchased gas costs reflects the differences between actual purchased gas costs and the levels of recovery for these costs in current rates. The unrecovered costs are recovered and the over-recovered costs are refunded in future periods, typically within a year, through quarterly and annual filings with the applicable state regulatory agency.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that will be recovered in future rates over a five year recovery period. The regulatory liability for utility plant retirement costs represents amounts recovered through rates during the life of the associated asset and before the costs are incurred.

The regulatory asset for accrued vacation represents costs that would otherwise be charged to operations and maintenance expense for vacation that is earned by employees, which is recovered as a cost of service.

The regulatory asset for post-retirement benefits, which includes pension and other post-retirement benefits, primarily reflects a regulatory asset that has been recorded for the costs that would otherwise be charged to stockholders' equity for the underfunded status of the Company's pension and other post-retirement benefit plans. The Company also has a regulatory asset related to post-retirement benefits costs that represent costs already incurred which are now being or anticipated to be recovered in rates over a period ranging from approximately 10 to 37 years. The regulatory liability for post-retirement benefits represents costs recovered in rates in excess of post-retirement benefits expense.

Expenses associated with water tank painting are deferred and amortized over a period of time as approved in the regulatory process. Water tank painting costs are generally being amortized over a period ranging from 10 to 20 years. The regulatory liability for water tank painting costs represents amounts recovered through rates and before the costs are incurred.

The Company recorded a fair value adjustment for fixed rate, long-term debt assumed in acquisitions that matures in various years ranging from 2024 to 2033. The regulatory asset or liability results from the rate setting process continuing to recognize the historical interest cost of the assumed debt.

The regulatory asset for debt refinancing represents a portion of a make whole payment of $25,237 incurred in 2019 for the Company's redemption of $313,500 of the Company's outstanding notes that had maturities ranging from 2019 to 2037 and interest rates ranging from 3.57 to 5.83%. The Company deferred a portion of the make whole payment as it represents an amount by which we expect to receive prospective rate recovery.

The regulatory asset related to rate case filing expenses and other represents the costs associated with filing for rate increases that are deferred and amortized over periods that generally range from one year to five years, and costs incurred by the Company for which it has received or expects to receive rate recovery. Other regulatory assets also include the financial impacts of customer-owned lead service line replacement costs and regulatory balancing accounts. Regulatory balancing accounts represent the difference between revenues recognized and authorized revenue requirements until they are recovered from customers, and low-income customer assistance programs.

The regulatory asset related to the costs incurred for information technology software projects and water main cleaning and relining projects are described in Note 1 – *Summary of Significant Accounting Policies – Property, Plant and Equipment and Depreciation*.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 7 – *Income Taxes*

Income tax benefit for the years ended December 31, is comprised of the following:

			Years Ended December 31,		
		2024		2023	2022
Current:					
Federal	$	-	$	1,913 $	-
State		5,920		11,487	8,716
		5,920		13,400	8,716
Deferred:					
Federal		(4,583)		(103,617)	(8,258)
State		(23,173)		23,772	(14,787)
		(27,756)		(79,845)	(23,045)
Total income tax benefit	$	(21,836)	$	(66,445) $	(14,329)

The statutory Federal tax rate is 21% for 2024, 2023, and 2022. For states with a corporate net income tax, the state corporate net income tax rates range from 2.5% to 9.99% for the years presented. The Company's effective income tax rate for 2024, 2023, and 2022 was (3.8)%, (15.4)%, and (3.2)%, respectively. The Company remains subject to examination by federal and state tax authorities for the tax years of 2021 through 2024.

The differences between income taxes expected at the federal statutory rate and the reported income tax benefit are described below:

		Years Ended December 31,			
		2024	2023		2022
Computed Federal tax expense at statutory rate	$	120,430 $	90,674	$	94,691
Decrease in Federal tax expense related to the flow through benefit of repair deductions		(107,853)	(117,370)		(72,302)
Amortization of deferred benefit from repair method changes		(18,454)	(18,454)		(21,012)
State income taxes, net of Federal tax benefit		(13,745)	(15,115)		(3,972)
Amortization of excess deferred income taxes		(5,971)	(8,324)		(8,425)
Net change in unrecognized tax benefit		288	(4,796)		718
Valuation allowance for deferred tax assets		4,747	8,148		-
Other, net		(1,278)	(1,208)		(4,027)
Actual income tax benefit	$	(21,836) $	(66,445)	$	(14,329)

As of December 31, 2024, and 2023, a change in valuation allowance for state deferred tax assets in the amounts of $(4,206) and $10,969, respectively, are included in state income taxes, net of federal tax benefit above.

The Company uses the flow-through method to account for the repairs tax deduction for qualifying utility infrastructure at its regulated Pennsylvania and New Jersey subsidiaries. The flow-through method of recording income tax benefits results in a reduction to current income tax expense and is included in utility customers' rates. The Company's regulated Pennsylvania subsidiaries are subject to a collar mechanism. Amounts recognized above or below the collar are required to be recorded as either a regulatory asset or liability, subject to disposition in the next base rate case.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

In April 2023, the Internal Revenue Service issued Revenue Procedure 2023-15 which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. The Company adopted the methodology on its 2023 tax return. In the second quarter of 2023, based on the tax legislative guidance that was issued, the Company reevaluated the uncertain tax positions related to the Regulated Water Segment and ultimately released a portion of its historical income tax reserves. Concurrently, the Company deferred this tax benefit from the reserve release as a regulatory liability. Based on the rate order received by Aqua Pennsylvania in February 2025, the tax benefit of $4,874 from the reserve release will be refunded to customers through base rates over a two-year period.

In September 2024, the Pennsylvania Public Utility Commission issued a rate order to Peoples Natural Gas approving several tax related settlements. Accordingly, in December 2024, the Company filed an updated Tax Repairs surcredit calculation with the Public Utility Commission to reflect the updated catch-up adjustment that should be returned to customers effective January 1, 2025, with extension of the original 481(a) amortization period from 5 to 10 years. Beginning January 1, 2025, no state tax benefit is being returned to customers in the approved base rates, as the state NOLs cannot be utilized presently.

The following table provides the changes in the Company's unrecognized tax benefits:

	2024	2023	2022
Balance at January 1,	$ 7,898	$ 18,217	$ 20,201
Impact of current year activity	309	7,219	(900)
Effect of Pennsylvania tax rate change	-	-	(1,084)
Decrease for prior year tax positions	-	(17,538)	-
Balance at December 31,	$ 8,207	$ 7,898	$ 18,217

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. From time to time, the Company may be assessed interest and penalties by taxing authorities, which would be recorded as income tax expense. During the years ended December 31, 2024, 2023, and 2022, there were expenses of $216, $23, and $118 for interest and penalties related to uncertain tax positions. As of December 31, 2024, 2023 and 2022, the Company recognized liabilities of $360, $144, and $620, respectively, for interest and penalties related to its uncertain tax positions.

The unrecognized tax benefits from uncertain tax positions are attributable to temporary differences. The Company does not anticipate material changes to its unrecognized tax benefits within the next year. As a result of the regulatory treatment afforded by the income tax accounting change in Pennsylvania and despite this position being a temporary difference, as of December 31, 2024, 2023, and 2022, $7,216, $6,918, and $35,267, respectively, of these tax benefits would have an impact on the Company's effective income tax rate in the event the Company does sustain all, or a portion, of its tax position.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table provides the components of net deferred tax liability:

| | | December 31, | |
		2024	2023
Deferred tax assets:			
Customers' advances for construction	$	26,394 $	20,332
Costs expensed for book not deducted for tax, principally accrued expenses		19,642	35,577
Post-retirement benefits		1,638	1,368
Tax effect of regulatory liabilities for post-retirement benefits		44,567	49,199
Tax attributes and credit carryforwards		494,318	458,001
Operating lease liabilities		9,532	11,529
Other		2,937	-
		599,028	576,006
Less valuation allowance		(166,249)	(149,486)
		432,779	426,520
Deferred tax liabilities:			
Utility plant, principally due to depreciation and differences in the basis of fixed assets due to variation in tax and book accounting		1,820,785	1,662,741
Deferred taxes associated with the gross-up of revenues necessary to recover, in rates, the effect of temporary differences		408,624	348,646
Tax effect of regulatory assets for post-retirement benefits		22,151	28,092
Deferred investment tax credit		4,601	4,771
Operating lease right-of-use assets		8,486	10,301
Other		-	293
		2,264,647	2,054,844
Net deferred tax liability	$	1,831,868 $	1,628,324

Certain prior year amounts have been reclassified for consistency with the current year presentation.

The following table summarizes the changes in the Company's valuation allowance for deferred tax assets:

		2024		2023		2022
Balance at January 1,	$	149,486 $		38,940 $		36,662
Amounts charged to expense		542		16,311		2,278
Amounts charged to regulatory assets		16,221		94,235		-
Balance at December 31,	$	166,249 $		149,486 $		38,940

At December 31, 2024, the Company has a cumulative Federal NOL of $1,425,886. The Company believes the Federal NOLs are more likely than not to be recovered and require no valuation allowance. The Company's Federal NOLs will begin to expire in 2032.

At December 31, 2024, the Company has a cumulative state NOL of $2,811,033, a portion of which is offset by a valuation allowance. The Company believes a portion of its Regulated Natural Gas segment state NOLs is not likely to be realized due to its continuous investments in qualifying infrastructure resulting in the recording of a valuation allowance in 2023. The Company recorded a regulatory asset for the portion of the valuation allowance that is expected to be fully recovered from customers in future rates. At December 31, 2024, the Company has a cumulative state valuation allowance of $2,282,663. The state NOL began expiring in 2023.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

At December 31, 2024, the Company's Federal and state NOL carryforwards are reduced by an unrecognized tax position of $19,549 and $13,818, respectively, which results from the Company's presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amounts of the Company's Federal and state NOL carryforwards net of the unrecognized tax positions are $1,406,337 and $2,797,215, respectively. The Company records its unrecognized tax benefit as a component of its net deferred income tax liability.

At December 31, 2024, the Company has a cumulative Federal charitable contribution of $61,404, on which a valuation allowance of $61,404 has been recorded as the Company determined it is more likely than not they will expire before they are utilized within the carryforward period.

At December 31, 2024, the Company has a cumulative state charitable contribution of $56,894 on which a valuation allowance of $56,894 has been recorded as the Company does not believe these state charitable contributions are more likely than not to be realized.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law, which, among other things, implements a 15% minimum tax on book income of certain large corporations, and a 1% excise tax on net stock repurchases after December 31, 2022. The alternative minimum tax would not be applicable in our next fiscal year because it is based on a three-year average annual adjusted financial statement income in excess of $1,000,000. We are continuing to assess the future impact of the provisions of the IRA on our consolidated financial statements. As a regulated utility, taxes have been traditionally recognized by state public utility commissions as appropriate for inclusion in establishing rates.

On July 8, 2022, Pennsylvania enacted House Bill 1342 into law, which, among other things, reduces Pennsylvania's corporate income tax rate from 9.99% to 8.99% beginning January 1, 2023, and an additional 0.5% annually through 2031, when it reaches to 4.99%. The Company evaluated the impacts of the tax rate change and recorded a reduction to our deferred tax liabilities with a corresponding reduction primarily to our regulatory assets.

Note 8 – *Taxes Other than Income Taxes*

The following table provides the components of taxes other than income taxes:

| | Years Ended December 31, | | |
	2024	2023	2022
Property	$ 34,569	$ 32,790	$ 33,703
Gross receipts, excise and franchise	17,801	17,985	16,828
Payroll	22,930	21,628	21,343
Regulatory assessments	7,836	7,451	6,771
Pumping fees	8,049	6,405	7,881
Other	3,449	3,949	3,498
Total taxes other than income taxes	$ 94,634	$ 90,208	$ 90,024

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 9 – *Commitments and Contingencies*

Commitments –

The Company maintains agreements with other water purveyors for the purchase of water to supplement its water supply, particularly during periods of peak demand. The agreements stipulate purchases of minimum quantities of water to the year 2032. The estimated annual commitments related to such purchases through 2029 are expected to average $2,204, and the aggregate of the years remaining approximates $3,027.

The Company has entered into purchase obligations, in the ordinary course of business, that include agreements for water treatment processes at some of its wells in a small number of its divisions. The 20 year term agreement provides for the use of treatment equipment and media used in the treatment process and are subject to adjustment based on changes in the Consumer Price Index. The future contractual cash obligations related to these agreements are as follows:

2025	2026	2027	2028	2029	Thereafter
$ 1,157	$ 1,183	$ 1,209	$ 657	$ 668	$ 989

The Company's natural gas supply is provided by sources on the interstate pipeline system and from local western Pennsylvania gas well production. The Company has various interstate pipeline service agreements that provide for firm transportation capacity, firm storage capacity, and other services and include capacity reservation charges based upon the maximum daily and annual contract quantities set forth in the agreements. Some of these agreements have minimum volume obligations and are transacted at applicable tariff and negotiated rates to the year 2034. The estimated annual commitments related to such purchases through 2029 are expected to average $239,663, and the aggregate of the years remaining beyond 2029 approximates $950,055.

The purchased water, water treatment, and purchased gas expenses under these agreements were as follows:

	Years Ended December 31,		
	2024	2023	2022
Purchased water under long-term agreements	$ 7,633	$ 6,752	$ 5,559
Water treatment expense under contractual agreement	1,125	1,103	1,061
Purchased natural gas under long-term agreements	277,009	352,306	601,995

Contingencies – The Company is routinely involved in various disputes, claims, lawsuits and other regulatory and legal matters, including both asserted and unasserted legal claims, in the ordinary course of business. The status of each such matter, referred to herein as a loss contingency, is reviewed and assessed in accordance with applicable accounting rules regarding the nature of the matter, the likelihood that a loss will be incurred, and the amounts involved. As of December 31, 2024, the aggregate amount of $23,815 is accrued for loss contingencies and is reported in the Company's consolidated balance sheet as other accrued liabilities and other liabilities. These accruals represent management's best estimate of probable loss (as defined in the accounting guidance) for loss contingencies or the low end of a range of losses if no single probable loss can be estimated. For some loss contingencies, the Company is unable to estimate the amount of the probable loss or range of probable losses. Further, Essential Utilities has insurance coverage for certain of these loss contingencies, and as of December 31, 2024, estimates that approximately $688 of the amount accrued for these matters are probable of recovery through insurance, which amount is also reported in the Company's consolidated balance sheet as deferred charges and other assets, net.

During a portion of 2019, the Company initiated a do not consume advisory for some of its customers in one division served by the Company's Illinois subsidiary. The do not consume advisory was lifted in 2019, and, in 2022, the water system was determined to be in compliance with the federal Lead and Copper Rule. The Company has accrued for the penalty and other fees that will be paid as a result of a settlement that was reached with the state and local regulators

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

and approved by the Illinois court with jurisdiction over this matter in July 2024. In addition, on September 3, 2019, two individuals, on behalf of themselves and those similarly situated, commenced an action against the Company's Illinois subsidiary in the State court in Will County, Illinois related to this do not consume advisory. The complaint seeks class action certification, attorney's fees, and "damages, including, but not limited to, out of pocket damages, and discomfort, aggravation, and annoyance" based upon the water provided by the Company's subsidiary to a discrete service area in University Park, Illinois. The complaint contains allegations of damages as a result of supplied water. In December, 2024, the State court in Will County, Illinois dismissed the case against the Company, and plaintiffs have filed an appeal of that decision. The Company has an accrual for the amount of loss asserted in the complaint that we determined to be probable and estimable of being incurred. While the final outcome of this claim cannot be predicted with certainty, and unfavorable outcomes could negatively impact the Company, at this time in the opinion of management, the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Further, the Company submitted a claim for the expenses incurred to its insurance carrier for potential recovery of a portion of these costs, is currently in litigation with one of its carriers seeking to enforce its claims, and recently prevailed in the Third Circuit Court of Appeals which held that the insurance carrier possessed a duty to defend. The Company continues to assess the potential loss contingency on this matter.

A number of the Company's subsidiaries are parties to several lawsuits against manufacturers of certain per- and polyfluoroalkyl substances or compounds ("PFAS") for damages, contribution and reimbursement of costs incurred and continuing to be incurred to address the presence of such PFAS in public water supply systems owned and operated by these utility subsidiaries throughout its service area. One such suit to which the Company is a party is a multi-district litigation (the "MDL") lawsuit which commenced on December 7, 2018, in the United States District Court for the District of South Carolina. Several defendants in such lawsuit have agreed to settle. In February and April 2024, the MDL court issued its final approval of the DuPont and 3M class action settlements, respectively. In April 2024 and May 2024, Tyco Fire Products LP and BASF Corp, respectively, filed similar class action settlements in the MDL court to resolve claims, and, on November 11, 2024, received final approval from the MDL court. The Company submitted the phase one public water system claims requirements pursuant to the Dupont and 3M settlement agreements and will submit other requirements within the time period provided by the MDL court. The amount of recovery, if any, by the Company is uncertain.

Although the results of legal proceedings cannot be predicted with certainty, other than disclosed above, there are no pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its properties is the subject that are material or are expected to have a material effect on the Company's financial position, results of operations or cash flows.

In addition to the aforementioned loss contingencies, the Company self-insures a portion of its employee medical benefit program, and maintains stop-loss coverage to limit the exposure arising from these claims. The Company's reserve for these claims totaled $2,295 and $1,846 at December 31, 2024 and 2023, respectively, and represents a reserve for unpaid claim costs, including an estimate for the cost of incurred but not reported claims.

Note 10 – *Leases*

The Company leases land, office facilities, office equipment, and vehicles for use in its operations, which are accounted for as operating leases. Leases with a term of 12 months or less are not recorded on the balance sheet; rather, lease expense is recognized over the lease term. Our leases have remaining lives of 1 to 70 years.

Some of the Company's leases can be extended on a month-to-month basis, which allow us to terminate the lease at any given month without penalty while others include options to extend the leases for up to 50 years. The renewal of a month-to-month lease is at our sole discretion.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The Company accounts for lease and non-lease components of lease arrangements separately. For calculating lease liabilities, we may deem lease terms to include options to extend or terminate the lease when it's reasonably certain that we will exercise that option. The Company's lease agreements do not contain significant residual value guarantees, restrictions or covenants.

Lease liabilities and corresponding right-of-use assets are recorded based on the present value of the lease payments over the expected lease term, including leases with variable payments that are based on a market rate or an index and net of any impairment. All other variable payments are expensed as incurred. Since the Company's lease agreements do not provide an implicit interest rate, we utilize our incremental borrowing rate to determine the discount rate used to present value the lease payments.

On January 6, 2022, the Company entered into an amendment to an office lease that provided for the partial termination of the Company's obligations with respect to a portion of the leased premises of approximately 37,000 rentable square feet.   The Company paid a termination fee of $2,812, reduced its remaining lease payments by $1,753 and recognized a loss on the partial termination of the lease of $1,801 that is included within operations and maintenance expense in the consolidated statements of operations and comprehensive income.

	Years Ended December 31,		
	2024	2023	2022
Components of lease expense were as follows:			
Operating lease cost	$ 9,821	$ 9,307	$ 9,359

	Years Ended December 31,	
	2024	2023
Supplemental cash flow information related to leases was as follows:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 8,148	$ 9,149

	December 31,	
	2024	2023
Supplemental balance sheet information related to leases was as follows:		
Operating leases:		
Operating lease right-of-use assets	$ 31,263	$ 37,416
Other accrued liabilities	$ 7,591	7,360
Operating lease liabilities	27,447	34,425
Total operating lease liabilities	$ 35,038	$ 41,785

	December 31,	
	2024	2023
Weighted average remaining lease term:		
Operating leases	10.2 years	10.1 years
Weighted average discount rate:		
Operating leases	5.15%	4.87%

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Maturities of operating lease liabilities and a reconciliation of the operating lease liabilities reported on our consolidated balance sheets as of December 31, 2024 are as follows:

	Operating Leases
2025	$ 9,144
2026	7,515
2027	7,262
2028	6,870
2029	1,075
Thereafter	12,827
Total operating lease payments	$ 44,693
Total operating lease payments	$ 44,693
Less operating lease liabilities	35,038
Present value adjustment	$ 9,655

Note 11 – *Long-term Debt and Loans Payable*

Long-term Debt – The consolidated statements of capitalization provide a summary of long-term debt as of December 31, 2024 and 2023. The supplemental indentures with respect to specific issues of the first mortgage bonds restrict the ability of Aqua Pennsylvania and other operating subsidiaries of the Company to declare dividends, in cash or property, or repurchase or otherwise acquire the stock of these companies. Loan agreements for Aqua Pennsylvania and other operating subsidiaries of the Company have restrictions on minimum net assets. As of December 31, 2024, restrictions on the net assets of the Company were $4,886,450 of the total $6,198,809 in net assets. Included in this amount were restrictions on Aqua Pennsylvania's net assets of $1,817,084 of their total net assets of $2,540,787. As of December 31, 2024, $2,626,620 of Aqua Pennsylvania's retained earnings of $2,646,620 and $372,979 of the retained earnings of $578,490 of other subsidiaries were free of these restrictions. Some supplemental indentures also prohibit Aqua Pennsylvania and some other subsidiaries of the Company from making loans to, or purchasing the stock of, the Company.

Sinking fund payments are required by the terms of specific issues of long-term debt. Excluding amounts due under the Company's revolving credit agreement, the future sinking fund payments and debt maturities of the Company's long-term debt are as follows:

Interest Rate Range	2025	2026	2027	2028	2029	Thereafter
0.00% to 0.99%	$ 250	$ 232	$ 199	$ 199	$ 199	$ 1,558
1.00% to 1.99%	758	1,089	1,917	1,941	1,965	4,062
2.00% to 2.99%	1,427	1,304	1,111	906	774	1,100,775
3.00% to 3.99%	1,343	807	206,657	362	400,336	1,773,498
4.00% to 4.99%	115,621	3,818	501,626	1,628	1,558	1,614,781
5.00% to 5.99%	-	-	-	3,000	-	1,329,260
6.00% to 6.99%	-	5,000	20,000	-	-	6,000
7.00% to 7.99%	23,000	-	4,888	-	-	-
8.00% to 8.99%	408	39	-	-	-	-
9.00% to 9.99%	-	11,800	-	-	-	-
Total	$ 142,807	$ 24,089	$ 736,398	$ 8,036	$ 404,832	$ 5,829,934

On August 15, 2024, the Company issued $500,000 of senior notes, less expenses of $3,015, due in 2027, with an interest rate of 4.80%. On January 8, 2024, the Company issued $500,000 of senior notes, less expenses of $4,610, due in 2034 with an interest rate of 5.375%. The Company used the net proceeds from the issuance of these senior

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

notes (1) to repay a portion of the borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

In August 2023, the Company's subsidiary, Aqua Pennsylvania, issued $225,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $175,000 of 5.48% first mortgage bonds due in 2053; and $50,000 of 5.56% first mortgage bonds due in 2061. In January 2023, Aqua Pennsylvania issued $75,000 of first mortgage bonds, due in 2043, and with an interest rate of 5.60%. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

The weighted average cost of long-term debt at December 31, 2024 and 2023 was 4.14% and 4.14%, respectively. The weighted average cost of fixed rate long-term debt at December 31, 2024 and 2023 was 4.03% and 3.86%, respectively.

On December 14, 2022, the Company entered into a five year $1,000,000 unsecured revolving credit facility, which replaced the Company's prior five year $1,000,000 unsecured revolving credit facility.   The facility includes a $100,000 sublimit for daily demand loan. Funds borrowed under this facility are classified as long-term debt and are used to provide working capital as well as support for letters of credit for insurance policies and other financing arrangements. As of December 31, 2024, the Company has the following sublimits and available capacity under the credit facility: $100,000 letter of credit sublimit, $83,226 of letters of credit available capacity, $0 borrowed under the swing-line commitment, $570,226 was available for borrowing and $413,000 of funds borrowed under the agreement. Interest under the facility is equal to either (i) Term simple secured overnight financing rate (SOFR), plus applicable margin; or (ii) an Alternate Base Rate (which is based at the highest of the (a) New York Federal Reserve Bank rate, plus 0.5%, (b) the prime rate, and, (c) the daily SOFR, plus 1.0%,) plus applicable margin. The applicable margin for an Alternate Base Rate loan will be up to 0.5% and for a SOFR loan will be up to 1.5%, in each case depending on the debt ratings in effect as of such date. The Company may elect either the Term SOFR or the Alternate Base Rate at the time of the drawdown, and loans may be converted from one rate to another at any time, subject or certain conditions. A facility fee is charged on the total commitment amount of the agreement. Under these facilities the average cost of borrowings was 6.17% and 6.30%, and the average borrowing was $292,017 and $537,983, during 2024 and 2023, respectively.

The Company is obligated to comply with covenants under some of its loan and debt agreements. These covenants contain a number of restrictive financial covenants, which among other things limit, subject to specific exceptions, the Company's ratio of consolidated total indebtedness to consolidated total capitalization, and require a minimum level of earnings coverage over interest expense. During 2024, the Company was in compliance with its debt covenants under its loan and debt agreements. Failure to comply with the Company's debt covenants could result in an event of default, which could result in the Company being required to repay or finance its borrowings before their due date, possibly limiting the Company's future borrowings, and increasing its borrowing costs.

Loans Payable – On June 12, 2024, Aqua Pennsylvania and Peoples Natural Gas Companies amended the terms of their respective $100,000 and $300,000, 364-day revolving credit agreements, as follows: (1) extended the maturity dates to June 10, 2025; and (2) revised the interest rate index from the Bloomberg Short-Term Bank Yield Index (BSBY) to SOFR. The funds borrowed under these agreements are classified as loans payable and are used to provide working capital.

As of December 31, 2024 and 2023, funds borrowed under the Aqua Pennsylvania revolving credit agreement were $31,158 and $23,123, respectively. Interest under this facility is based, at the borrower's option, on the prime rate, an adjusted overnight bank funding rate, or, effective June 12, 2024, an adjusted SOFR (prior benchmark rate was an adjusted BSBY floating rate). A commitment fee of 0.05% is charged on the total commitment amount of Aqua Pennsylvania's revolving credit agreement. The average cost of borrowing under the facility was 5.9% and 5.36%, and the average borrowing was $29,074 and $19,275, during 2024 and 2023, respectively. The maximum amount outstanding at the end of any one month was $42,691 and $54,472 in 2024 and 2023, respectively.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

As of December 31, 2024 and 2023, funds borrowed under the Peoples Natural Gas Companies revolving credit agreement were $155,384 and $137,000, respectively. Interest under this facility is based, at the borrower' option, at the prime rate, an adjusted overnight bank funding rate, or, effective June 12, 2024, an adjusted SOFR (prior benchmark rate was an adjusted BSBY floating rate). A commitment fee of 0.08% is charged on the total commitment amount of Peoples' revolving credit agreement. The average cost of borrowing under the facility was 6.18% and 5.97%, and the average borrowing was $96,609 and $78,952, during 2024 and 2023, respectively. The maximum amount outstanding at the end of any one month was $158,249 and $161,500 in 2024 and 2023, respectively.

At December 31, 2023, the Company had other combined short-term lines of credit of $35,500. During the third quarter of 2024, the Company terminated these lines as they were no longer needed. There were no funds borrowed under these short-term lines of credit in 2024 and 2023, and, if borrowings were outstanding, they would have been classified as loans payable and used to provide working capital.

Interest Income and Expense– Interest income of $3,318, $3,401, and $3,675 was recognized for the years ended December 31, 2024, 2023, and 2022, respectively. Interest expense was $302,467, $283,362, and $238,116 in 2024, 2023, and 2022, including amounts capitalized for borrowed funds of $7,372, $5,241, and $6,047, respectively.

Note 12 – *Fair Value of Financial Instruments*

Financial instruments are recorded at carrying value in the financial statements and approximate fair value, with the exception of long-term debt, as of the dates presented. The fair value of these instruments is disclosed below in accordance with current accounting guidance related to financial instruments.

The fair value of loans payable is determined based on its carrying amount and utilizing Level 1 methods and assumptions. As of December 31, 2024 and 2023, the carrying amount of the Company's loans payable was $186,542 and $160,123, respectively, which equates to their estimated fair value. The fair value of cash and cash equivalents is determined based on Level 1 methods and assumptions. As of December 31, 2024 and 2023, the carrying amounts of the Company's cash and cash equivalents were $9,156 and $4,612, respectively, which equates to their fair value. The Company's assets underlying the deferred compensation and non-qualified pension plans are determined by the fair value of mutual funds, which are based on quoted market prices from active markets utilizing Level 1 methods and assumptions. As of December 31, 2024 and 2023, the carrying amount of these securities was $31,324 and $26,442, respectively, which equates to their fair value, and is reported in the consolidated balance sheet in deferred charges and other assets.

Unrealized gains and losses on equity securities held in conjunction with our non-qualified pension plan is as follows:

	Years ended December 31,		
	2024	2023	2022
Net gain (loss) recognized during the period on equity securities	$ 1,158	$ 582	$ (895)
Less: net gain (loss) recognized during the period on equity securities sold during the period	-	-	-
Unrealized gain (loss) recognized during the reporting period on equity securities still held at the reporting date	$ 1,158	$ 582	$ (895)

The net gain (loss) recognized on equity securities is presented on the consolidated statements of operations and comprehensive income on the line item "Other."

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The carrying amounts and estimated fair values of the Company's long-term debt is as follows:

| | December 31, | |
	2024	2023
Carrying amount	$ 7,559,096	$ 6,938,008
Estimated fair value	$ 6,431,777	$ 5,980,722

The fair value of long-term debt has been determined by discounting the future cash flows using current market interest rates for similar financial instruments of the same duration utilizing Level 2 methods and assumptions.

Note 13 – *Stockholders' Equity*

At December 31, 2024, the Company had 600,000,000 shares of common stock authorized; par value $0.50. Shares outstanding and treasury shares held were as follows:

| | December 31, | | |
	2024	2023	2022
Shares outstanding	274,823,591	273,296,037	263,737,084
Treasury shares	3,386,069	3,299,191	3,236,237

At December 31, 2024, the Company had 1,770,819 shares of authorized but unissued Series Preferred Stock, $1.00 par value.

In March 2024, the Company filed a new universal shelf registration with the SEC to allow for the potential future offer and sale by the Company, from time to time, in one or more public offerings, of an indeterminate amount of our common stock, preferred stock, debt securities, and other securities specified therein at indeterminate prices. This registration statement is effective for three years and replaces a similar filing that expired in the second quarter of 2024.

The Company has an acquisition shelf registration statement on file with the SEC which permits the offering, from time to time, of an aggregate of $500,000 in shares of common stock and shares of preferred stock in connection with acquisitions. The balance remaining available for use under the acquisition shelf registration statement as of December 31, 2024 is $487,155.

The form and terms of any securities issued under the universal shelf registration statement and the acquisition shelf registration statement will be determined at the time of issuance.

The Company has a Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") that allows reinvested dividends to be used to purchase shares of common stock at a five percent discount from the current market value. Under the direct stock purchase program, shares are issued throughout the year. The shares issued under the Plan are either shares purchased by the Company's transfer agent in the open-market or original issue shares. In 2024, 2023, and 2022, the Company sold 433,688, 430,487, and 368,278 original issue shares of common stock through the dividend reinvestment portion of the Plan, for net proceeds of $15,476, $16,005, and $16,619, respectively.

The Company recorded a regulatory asset for the underfunded status of its pension and other post-retirement benefit plans that would otherwise be charged to other comprehensive income, as it anticipates recovery of its costs through customer rates.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

At-the-Market Offering

On August 13, 2024, the Company filed a prospectus supplement under the 2024 universal shelf registration statement relating to a new at-the-market equity sales program ("ATM"), under which it may issue and sell shares of its common stock up to an aggregate offering price of $1,000,000 ("2024 ATM"). This 2024 ATM replaced the Company's previous ATM filed on October 14, 2022 ("2022 ATM").

During year ended December 31, 2024, the Company issued 925,497 shares of common stock for net proceeds of $36,134 under the 2024 ATM. As of December 31, 2024, the 2024 ATM had approximately $964,000 of equity available for issuance. During the year ended December 31, 2023, the Company issued 8,938,839 shares of common stock for net proceeds of $322,983 under the 2022 ATM. During the year ended December 31, 2022, the Company issued 1,321,994 shares of common stock for net proceeds of $63,040 under the 2022 ATM. There were no common stock sales under the 2022 ATM in 2024. The Company used the net proceeds from the sales of shares through the 2022 and 2024 ATMs for working capital, capital expenditures, water and wastewater utility acquisitions, and repaying a portion of outstanding indebtedness.

Tangible Equity Unit Issuances

On April 23, 2019, the Company issued $690,000, less expenses of $16,358, of its tangible equity units (the "Units"), with a stated amount of $50 per unit, as part of the financing of the Peoples Gas Acquisition. Each Unit consisted of a prepaid stock purchase contract and an amortizing note, each issued by the Company. The amortizing notes had an initial principal amount of $8.62909, or $119,081 in aggregate, and yielded interest at a rate of 3.00% per year, and paid equal quarterly cash installments of $0.75000 per amortizing note (except for the July 30, 2019 installment payment, which was $0.80833 per amortizing note), that constituted a payment of interest and a partial repayment of principal. This cash payment in the aggregate was equivalent to 6.00% per year with respect to each $50 stated amount of the Units. The amortizing notes represented unsecured senior obligations of the Company. During 2022, 981,919 stock purchase contracts were early settled by the holders of the contracts prior to the mandatory settlement date, resulting in the issuance of 1,166,107 shares of the Company's common stock. On May 2, 2022, the remaining 6,621,315 stock purchase contracts were each mandatorily settled for 1.18758 shares of the Company's common stock, and in the aggregate the Company issued 7,863,354 shares of its common stock. Additionally, the final quarterly installment payment was made, which resulted in the complete pay-off of the amortizing notes.

Note 14 – *Net Income per Common Share and Equity per Common Share*

Basic net income per share is based on the weighted average number of common shares outstanding and the weighted average minimum number of shares issued upon settlement of the stock purchase contracts issued under the tangible equity units. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive shares. The dilutive effect of employee stock-based compensation and shares issuable under the forward equity sale agreement (from the date the Company entered into the forward equity sale agreement to the settlement date) are included in the computation of diluted net income per common share. The dilutive effect of stock-based compensation and shares issuable under the forward equity sale agreement are calculated by using the treasury stock method and expected proceeds upon exercise or issuance of the stock-based compensation and settlement of the forward equity sale agreement. The treasury stock method assumes that the proceeds from stock-based compensation and settlement of the forward equity sale agreement are used to purchase the Company's common stock at the average market price during the period. The following table summarizes the shares, in thousands, used in computing basic and diluted net income per share:

	Years ended December 31,		
	2024	2023	2022
Average common shares outstanding during the period for basic computation	273,914	267,171	262,246
Effect of dilutive securities:			
Employee stock-based compensation	507	488	622
Average common shares outstanding during the period for diluted computation	274,421	267,659	262,868

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The number of outstanding employee stock options that were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive was 243,780, 148,725 and 77,506 for the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, the dilutive effect of performance share units and restricted share units granted are included in the Company's calculation of diluted net income per share.

On May 2, 2022, all of the remaining stock purchase contracts under the tangible equity units were mandatorily settled. For the year ended December 31, 2022, the weighted average impact of 2,932,010 shares was included in the basic computation of the average common shares outstanding based on the number of shares that were issued upon settlement of the stock purchase contracts under the tangible equity units.

Note 15 – *Employee Stock and Incentive Plan*

Under the Company's Amended and Restated Equity Compensation Plan, (the "Plan") approved by the Company's shareholders on May 2, 2019, to replace the 2004 Equity Compensation Plan, stock options, stock units, stock awards, stock appreciation rights, dividend equivalents, and other stock-based awards may be granted to employees, non-employee directors, and consultants and advisors. The Plan authorizes 6,250,000 shares for issuance under the plan. A maximum of 3,125,000 shares under the Plan may be issued pursuant to stock award, stock units and other stock-based awards, subject to adjustment as provided in the Plan. During any calendar year, no individual may be granted (i) stock options and stock appreciation rights under the Plan for more than 500,000 shares of common stock in the aggregate or (ii) stock awards, stock units or other stock-based awards under the Plan for more than 500,000 shares of Company stock in the aggregate, subject to adjustment as provided in the Plan. Awards to employees and consultants under the Plan are made by a committee of the Board of Directors, except that with respect to awards to the Chief Executive Officer, the committee recommends those awards for approval by the non-employee directors of the Board of Directors. In the case of awards to non-employee directors, the Board of Directors makes such awards. At December 31, 2024, 1,197,122 shares were still available for issuance under the Plan. No further grants may be made under the Company's 2004 Equity Compensation Plan.

Performance Share Units – During 2024, 2023, and 2022, the Company granted performance share units. A performance share unit ("PSU") represents the right to receive a share of the Company's common stock if specified performance goals are met over the three-year performance period specified in the grant, subject to exceptions through the respective vesting periods, which is generally three years. Each grantee is granted a target award of PSUs and may earn between 0% and 200% of the target amount depending on the Company's performance against the performance goals.

The performance goals of the 2024, 2023, and 2022 PSU grants consisted of the following metrics:

Metric 1 – Company's total shareholder return ("TSR") compared to the TSR for a specific peer group of investor-owned utilities (a market-based condition)	38.46%
Metric 2 – Achievement of a targeted cumulative level of rate base growth as a result of acquisitions (a performance-based condition)	30.77%
Metric 3 – Achievement of targets for maintaining consolidated operations and maintenance expenses over the three-year measurement period (a performance-based condition)	30.77%

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table provides the compensation expense and income tax benefit for PSUs:

		Years ended December 31,	
	2024	2023	2022
Stock-based compensation within operations and maintenance expense	$ 5,787	$ 6,942	$ 7,950
Income tax benefit	$ 1,450	$ 1,741	$ 1,997

The following table summarizes nonvested PSU transactions for the year ended December 31, 2024:

	Number of Share Units	Weighted Average Fair Value
Nonvested share units at beginning of period	531,437	$ 40.03
Granted	227,284	38.10
Performance criteria adjustment	(50,562)	39.47
Forfeited	(48,078)	41.37
Share units issued	(96,425)	43.40
Nonvested share units at end of period	563,656	$ 38.61

A portion of the fair value of PSUs was estimated at the grant date based on the probability of satisfying the market-based conditions associated with the PSUs using the Monte Carlo valuation method, which assesses the probabilities of various outcomes of market conditions. The other portion of the fair value of the PSUs associated with performance-based conditions was based on the fair market value of the Company's stock at the grant date, regardless of whether the market-based condition is satisfied. The fair value of each PSU grant is amortized into compensation expense on a straight-line basis over their respective vesting periods, generally 36 months. The accrual of compensation costs is based on an estimate of the final expected value of the award and is adjusted as required for the portion based on the performance-based condition. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of the PSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the PSUs. The recording of compensation expense for PSUs has no impact on net cash flows. The following table provides the assumptions used in the pricing model for the grant, the resulting grant date fair value of PSUs, and the intrinsic value and fair value of PSUs that vested during the year:

		Years ended December 31,	
	2024	2023	2022
Expected term (years)	3.0	3.0	3.0
Risk-free interest rate	4.19%	4.43%	1.75%
Expected volatility	22.4%	33.8%	31.9%
Weighted average fair value of PSUs granted	$ 38.10	$ 45.06	$ 42.33
Intrinsic value of vested PSUs	$ 3,421	$ 7,483	$ -
Fair value of vested PSUs	$ 4,168	$ 9,692	$ -

As of December 31, 2024, $9,729 of unrecognized compensation costs related to PSUs is expected to be recognized over a weighted average period of approximately 1.8 years. The aggregate intrinsic value of PSUs as of December 31, 2024 was $20,472. The aggregate intrinsic value of PSUs is based on the number of nonvested share units and the market value of the Company's common stock as of the period end date.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Restricted Stock Units – A restricted stock unit ("RSU") represents the right to receive a share of the Company's common stock and is valued based on the fair market value of the Company's stock on the date of grant. RSUs are eligible to be earned at the end of a specified restricted period, generally three years, beginning on the date of grant. In some cases, the right to receive the shares is subject to specific performance goals established at the time the grant is made. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of the RSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the RSUs. The following table provides the compensation expense and income tax benefit for RSUs:

| | Years ended December 31, | | |
	2024	2023	2022
Stock-based compensation within operations and maintenance expense	$ 2,802	$ 2,877	$ 2,927
Income tax benefit	$ 702	$ 722	$ 736

The following table summarizes nonvested RSU transactions for the year ended December 31, 2024:

	Number of Stock Units	Weighted Average Fair Value
Nonvested stock units at beginning of period	192,217	$ 45.06
Granted	104,661	36.61
Stock units vested	(66,040)	44.40
Forfeited	(20,589)	41.37
Nonvested stock units at end of period	210,249	$ 41.40

The following table summarizes the value of RSUs:

| | Years ended December 31, | | |
	2024	2023	2022
Weighted average fair value of RSUs granted	$ 36.61	$ 45.53	$ 44.74
Intrinsic value of vested RSUs	$ 2,348	$ 2,427	$ 3,090
Fair value of vested RSUs	$ 2,930	$ 2,665	$ 2,483

As of December 31, 2024, $3,596 of unrecognized compensation costs related to RSUs is expected to be recognized over a weighted average period of approximately 1.5 years. The aggregate intrinsic value of RSUs as of December 31, 2024 was $7,636. The aggregate intrinsic value of RSUs is based on the number of nonvested stock units and the market value of the Company's common stock as of the period end date.

Stock Options – A stock option represents the option to purchase a number of shares of common stock of the Company as specified in the stock option grant agreement at the exercise price per share as determined by the closing market price of our common stock on the grant date. Stock options are exercisable in installments of 33% annually, starting one year from the grant date and expire ten years from the grant date. The vesting of stock options granted in 2024, 2023 and 2022 are subject to the achievement of the following performance goal: the Company achieves at least an adjusted return on equity equal to 150 basis points below the return on equity granted by the Pennsylvania Public Utility Commission during the Company's Pennsylvania subsidiary's last rate proceeding. The adjusted return on equity equals net income, excluding net income or loss from acquisitions which have not yet been incorporated into a rate application as of the last year end, divided by equity which excludes equity applicable to acquisitions which are not yet incorporated in a rate application during the award period.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The fair value of each stock option is amortized into compensation expense using the graded vesting method, which results in the recognition of compensation costs over the requisite service period for each separately vesting tranche of the stock options as though the stock options were, in substance, multiple stock option grants. The following table provides compensation expense and income tax benefit for stock options:

		Years ended December 31,			
		2024		2023	2022
Stock-based compensation within operations and maintenance expenses	$	304	$	650 $	451
Income tax benefit	$	76	$	162 $	140

Options under the plans were issued at the closing market price of the stock on the day of the grant. The fair value of options was estimated at the grant date using the Black-Scholes option-pricing model, which relies on assumptions that require management's judgment. The following table provides the assumptions used in the pricing model for grants and the resulting grant date fair value of stock options granted in the period reported:

		2024	2023	2022
Expected term (years)		5.5	5.5	5.5
Risk-free interest rate		4.00%	4.03%	1.92%
Expected volatility		28.30%	27.80%	26.50%
Dividend yield		3.43%	2.53%	2.37%
Grant date fair value per option	$	8.12 $	11.37 $	9.34

Historical information was the principal basis for the selection of the expected term and dividend yield. The expected volatility is based on a weighted-average combination of historical and implied volatilities over a period that approximates the expected term of the option. The risk-free interest rate was selected based upon the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense.

The following table summarizes stock option transactions for the year ended December 31, 2024:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value
Outstanding, beginning of year	882,442 $	37.03		
Granted	119,548	35.78		
Forfeited	(17,917)	39.27		
Expired / Cancelled	(7,851)	43.74		
Exercised	(69,320)	35.65		
Outstanding at end of year	906,902 $	36.87	5.1 $	713
Exercisable at end of year	732,590 $	36.27	4.2 $	655

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The intrinsic value of stock options is the amount by which the market price of the stock on a given date, such as at the end of the period or on the day of exercise, exceeded the closing market price of stock on the date of grant. The following table summarizes the intrinsic value of stock options exercised and the fair value of stock options which vested:

	Years ended December 31,		
	2024	2023	2022
Intrinsic value of options exercised	$ 172 $	64 $	960
Fair value of options vested	$ 502 $	236 $	1,203

The following table summarizes information about the options outstanding and options exercisable as of December 31, 2024:

	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of prices:					
$30.00 - 33.99	50,975	2.1 $	30.47	50,975 $	30.47
$34.00 - 34.99	86,714	3.2	34.51	86,714	34.51
$35.00 - 35.99	633,620	5.0	35.94	525,433	35.94
$36.00 and above	135,593	7.6	45.24	69,468	45.18
	906,902	5.1 $	36.87	732,590 $	36.27

As of December 31, 2024, there was $122 of total unrecognized compensation costs related to nonvested stock options granted under the plans. The cost is expected to be recognized over a weighted average period of approximately 0.7 years.

Restricted Stock – Restricted stock awards provide the grantee with the rights of a shareholder, including the right to receive dividends and to vote such shares, but not the right to sell or otherwise transfer the shares during the restriction period. Restricted stock awards result in compensation expense that is equal to the fair market value of the stock on the date of the grant and is amortized ratably over the restriction period. The Company expects forfeitures of restricted stock to be de minimis.

The following table provides the compensation cost and income tax benefit for stock-based compensation related to restricted stock:

	Years ended December 31,		
	2024	2023	2022
Stock-based compensation within operations and maintenance expense	$ 53 $	43 $	50
Income tax benefit	$ 15 $	12 $	15

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes restricted stock transactions for the year ended December 31, 2024:

	Number of Shares		Weighted Average Fair Value
Nonvested shares at beginning of period	1,412	$	35.42
Granted	1,268		39.43
Vested	(1,412)		35.42
Nonvested shares at end of period	1,268	$	39.43

Stock Awards – Stock awards represent the issuance of the Company's common stock, without restriction. Stock awards are granted to the Company's non-employee directors. The issuance of stock awards results in compensation expense which is equal to the fair market value of the stock on the grant date, and is expensed immediately upon grant. The following table provides compensation cost and income tax benefit for stock-based compensation related to stock awards:

	Years ended December 31,		
	2024	2023	2022
Stock-based compensation within operations and maintenance expense	$ 840	$ 810	$ 715
Income tax benefit	$ 233	$ 228	$ 207

The following table summarizes the value of stock awards:

	Years ended December 31,		
	2024	2023	2022
Intrinsic and fair value of stock awards vested	$ 840	$ 810	$ 715
Weighted average fair value of stock awards granted	$ 36.82	$ 41.58	$ 46.44

The following table summarizes stock award transactions for year ended December 31, 2024:

	Number of Stock Awards		Weighted Average Fair Value
Nonvested stock awards at beginning of period	-	$	-
Granted	22,813		36.82
Vested	(22,813)		36.82
Nonvested stock awards at end of period	-	$	-

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 16 – *Pension Plans and Other Post-retirement Benefits*

The Company maintains a qualified, defined benefit pension plan that covers its full-time employees who were hired prior to the date their respective pension plan was closed to new participants. Retirement benefits under the plan are generally based on the employee's total years of service and compensation during the last five years of employment. The Company's policy is to fund the plan annually at a level which is deductible for income tax purposes and which provides assets sufficient to meet its pension obligations over time. To offset some limitations imposed by the Internal Revenue Code with respect to payments under qualified plans, the Company has a non-qualified Supplemental Pension Benefit Plan for Salaried Employees in order to prevent some employees from being penalized by these limitations, and to provide certain retirement benefits based on employee's years of service and compensation. The net pension costs and obligations of the qualified and non-qualified plans are included in the tables which follow. Employees hired after their respective pension plan was closed, may participate in a defined contribution plan that provides a Company matching contribution on amounts contributed by participants and an annual profit-sharing contribution based upon a percentage of the eligible participants' compensation.

The Company's qualified defined benefit pension plan has a permanent lump sum option on the form of benefit payments offered to participants upon retirement or termination. The plan paid $4,003 and $30,347 to participants who elected this option during 2024 and 2023, respectively. During 2023, we made lump-sum pension benefit distributions exceeding the cumulative amount of service and interest cost components of the net periodic pension cost for the year, which is the settlement accounting threshold. A settlement loss of $5,173 was recorded as a regulatory asset, as it is probable of recovery in future rates, and will be amortized into pension benefit costs. A settlement loss is the recognition of unrecognized pension benefit costs that would have been incurred in subsequent periods.

In addition to providing pension benefits, the Company offers post-retirement benefits other than pensions to employees retiring with a minimum level of service and hired before their respective plan closed to new participants. These benefits include continuation of medical and prescription drug benefits, or a cash contribution toward such benefits, for eligible retirees and life insurance benefits for eligible retirees. The Company funds these benefits through various trust accounts. The benefits of retired officers and other eligible retirees are paid by the Company and not from plan assets due to limitations imposed by the Internal Revenue Code.

In December 2024, the Company transferred a portion of its existing liability for a group of participants with retiree life insurance benefits under the pension and post-retirement benefit plan to an insurance carrier. Total consideration paid to the insurance carrier amounted to $7,292. This transaction triggered settlement accounting in our other post-retirement benefit plan and a settlement gain of $3,214 was recorded as a regulatory liability which will be amortized into post-retirement benefit costs.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Years:	Pension Benefits		Other Post-retirement Benefits
2025	$	26,780	$ 5,357
2026		26,492	5,503
2027		28,235	5,870
2028		26,920	6,147
2029		26,560	6,488
2030-2034		117,508	32,521

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The changes in the benefit obligation and fair value of plan assets, the funded status of the plans and the assumptions used in the measurement of the company's benefit obligation are as follows:

	Pension Benefits		Other Post-retirement Benefits	
	2024	2023	2024	2023
Change in benefit obligation:				
Benefit obligation at January 1,	$ 313,698	$ 324,690	$ 91,502	$ 83,501
Service cost	1,429	1,507	1,453	1,347
Interest cost	15,632	16,007	4,450	4,476
Actuarial loss/(gain)	(12,579)	20,418	(1,071)	5,008
Plan participants' contributions	-	-	121	106
Benefits paid	(23,144)	(18,577)	(7,439)	(2,936)
Settlements	-	(30,347)	(6,052)	-
Benefit obligation at December 31,	295,036	313,698	82,964	91,502
Change in plan assets:				
Fair value of plan assets at January 1,	312,303	333,176	95,005	85,994
Actual return on plan assets	(4,959)	7,648	11,781	12,060
Employer contributions	9,393	20,343	-	-
Participants' contributions	-	-	121	106
Benefits paid	(23,085)	(18,517)	(6,605)	(3,155)
Settlements	-	(30,347)	(6,052)	-
Fair value of plan assets at December 31,	293,652	312,303	94,250	95,005
Funded status of plan:				
Net asset / (liability) recognized at December 31,	$ (1,384)	$ (1,395)	$ 11,286	$ 3,503

The following table provides the net liability recognized on the consolidated balance sheets at December 31:

	Pension Benefits		Other Post-retirement Benefits	
	2024	2023	2024	2023
Non-current asset	$ 16,475	$ 16,325	$ 29,508	$ 26,700
Current liability	(1,844)	(1,334)	(557)	(733)
Noncurrent liability	(16,015)	(16,386)	(17,665)	(22,464)
Net asset / (liability) recognized	$ (1,384)	$ (1,395)	$ 11,286	$ 3,503

The following table provides selected information about plans with accumulated benefit obligation and projected benefit obligation in excess of plan assets:

	December 31, 2024		December 31, 2023	
	Pension Benefits	Other Post-retirement Benefits	Pension Benefits	Other Post-retirement Benefits
Selected information for plans with projected benefit obligation in excess of plan assets:				
Projected benefit obligation	$ 17,858	$ N/A	$ 17,720	$ N/A
Fair value of plan assets	$ -	$ N/A	$ -	$ N/A
Selected information for plans with accumulated benefit obligation in excess of plan assets:				
Accumulated benefit obligation	$ 15,352	$ 30,072	$ 14,843	$ 35,154
Fair value of plan assets	$ -	$ 13,507	$ -	$ 11,957

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table provides the components of net periodic benefit costs for the years ended December 31:

	Pension Benefits			Other Post-retirement Benefits		
	2024	2023	2022	2024	2023	2022
Service cost	$ 1,429	$ 1,507	$ 2,587	$ 1,453	$ 1,347	$ 1,911
Interest cost	15,632	16,007	13,806	4,450	4,476	3,369
Expected return on plan assets	(18,782)	(22,223)	(22,004)	(4,420)	(4,372)	(4,502)
Amortization of prior service cost (credit)	325	684	536	-	-	-
Amortization of actuarial loss (gain)	3,003	2,962	2,043	(1,068)	(1,317)	(1,336)
Net periodic benefit cost/(credit)	$ 1,607	$ (1,063)	$ (3,032)	$ 415	$ 134	$ (558)

The Company records the underfunded/overfunded status of its pension and other post-retirement benefit plans on its consolidated balance sheets and records a regulatory asset/liability for these costs that would otherwise be charged to stockholders' equity, as the Company anticipates recoverability of the costs through customer rates to be probable. Changes in the plans' funded status will affect the assets and liabilities recorded on the balance sheet. Due to the Company's regulatory treatment, the recognition of the funded status is recorded as a regulatory asset pursuant to the FASB's accounting guidance for regulated operations.

The following table provides the amounts recognized in regulatory assets and regulatory liabilities that have not been recognized as components of net periodic benefit cost as of December 31:

	Pension Benefits		Other Post-retirement Benefits	
	2024	2023	2024	2023
Net actuarial loss (gain)	$ 92,190	$ 84,030	$ (24,504)	$ (21,257)
Prior service cost (credit)	1,540	1,866	-	-
Total recognized in regulatory assets	$ 93,730	$ 85,896	$ (24,504)	$ (21,257)

Accounting for pensions and other post-retirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases received by the Company's employees, mortality, turnover and medical costs. Each assumption is reviewed annually with assistance from the Company's actuarial consultant who provides guidance in establishing the assumptions. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other post-retirement benefit expense that the Company recognizes.

The significant assumptions related to the Company's benefit obligations are as follows:

	Pension Benefits		Other Post-retirement Benefits	
	2024	2023	2024	2023
Weighted Average Assumptions Used to Determine Benefit Obligations as of December 31,				
Discount rate	5.64%	5.17%	5.65%	5.09%
Rate of compensation increase	3.0-4.0%	3.0-4.0%	n/a	n/a
Assumed Health Care Cost Trend Rates Used to Determine Benefit Obligations as of December 31,				
Health care cost trend rate	n/a	n/a	6.50%	6.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	n/a	n/a	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	n/a	n/a	2032	2029

n/a – Assumption is not applicable.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The significant assumptions related to the Company's net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2024	2023	2022	2024	2023	2022
Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs for Years Ended December 31,						
Discount rate *	5.17%	5.51%	2.91%	5.09%	5.45%	2.96%
				3.91%-	4.28%-	
Expected return on plan assets	6.20%	6.80%	5.40%	6.2%	6.8%	3.4%-5.4%
Rate of compensation increase	3.0-4.0%	3.0-4.0%	3.0-4.0%	n/a	n/a	n/a
Assumed Health Care Cost Trend Rates Used to Determine Net Periodic Benefit Costs for Years Ended December 31,						
Health care cost trend rate	n/a	n/a	n/a	6.25%	6.50%	6.3%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	n/a	n/a	n/a	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2029	2029	2027

n/a – Assumption is not applicable.

* In 2023 and 2022, the Company remeasured its qualified pension plan assets and liabilities in accordance with settlement accounting rules. The discount rate used for the remeasurement and for the calculation of the net periodic benefit cost for the remainder of the year in 2023 and 2022 was 5.20% and 5.58%, respectively.

The Company's discount rate assumption, which is utilized to calculate the present value of the projected benefit payments of our post-retirement benefits, was determined by selecting a hypothetical portfolio of high-quality corporate bonds appropriate to match the projected benefit payments of the plans. The selected bond portfolio was derived from a universe of Aa-graded corporate bonds. The discount rate was then developed as the rate that equates the market value of the bonds purchased to the discounted value of the plan's benefit payments. The Company's pension expense and liability (benefit obligations) increases as the discount rate is reduced.

The Company's expected return on plan assets is determined by evaluating the asset class return expectations with its advisors as well as actual, long-term, historical results of our asset returns. The Company's market related value of plan assets is equal to the fair value of the plan's assets as of the last day of its fiscal year, and is a determinant for the expected return on plan assets which is a component of post-retirement benefits expense. The Company's pension expense increases as the expected return on plan assets decreases. The Company believes its actual long-term asset allocation on average will approximate the targeted allocation. The Company's investment strategy is to earn a reasonable rate of return while maintaining risk at acceptable levels. Risk is managed through fixed income investments to manage interest rate exposures that impact the valuation of liabilities and through the diversification of investments across and within various asset categories. Over time, as the plan's funded status increases, the target allocation of return-seeking assets (e.g., equities and other instruments with a similar risk profile) may decline and the target allocation of liability-hedging assets (e.g., fixed income and other instruments with a similar risk profile) may increase. Investment returns are compared to a total plan benchmark constructed by applying the plan's asset allocation target weightings to passive index returns representative of the respective asset classes in which the plan invests. The Retirement and Employee Benefits Committee meets quarterly to review plan investments and management monitors investment performance quarterly through a performance report prepared by an external consulting firm.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The target allocation by asset class as of December 31, 2024, along with the actual allocation of the Company's pension plan assets, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
		2024	2023
Return seeking assets	20-40%	39%	38%
Liability hedging assets	60-80%	61%	62%
Total	100%	100%	100%

The fair value of the Company's pension plans' assets at December 31, 2024 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Common stock	$ 13,726	$ -	$ -	$ -	$ 13,726
Return seeking assets:					
Global equities	-	-	-	8,677	8,677
Hedge / diversifying strategies	-	-	-	54,807	54,807
Credit	-	-	-	37,813	37,813
Liability hedging assets	-	-	-	172,654	172,654
Cash and cash equivalents	5,975	-	-	-	5,975
Total pension assets	$ 19,701	$ -	$ -	$ 273,951	$ 293,652

    (a) Assets that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

The fair value of the Company's pension plans' assets at December 31, 2023 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Common stock	$ 14,115	$ -	$ -	$ -	$ 14,115
Return seeking assets:					
Global equities	-	-	-	9,226	9,226
Hedge / diversifying strategies	-	-	-	57,608	57,608
Credit	-	-	-	37,798	37,798
Liability hedging assets	-	-	-	186,317	186,317
Cash and cash equivalents	7,239	-	-	-	7,239
Total pension assets	$ 21,354	$ -	$ -	$ 290,949	$ 312,303

Equity securities include our common stock in the amounts of $13,726 or 4.7% and $14,115 or 4.5% of total pension plans' assets as of December 31, 2024 and 2023, respectively.

The target allocation by asset class as of December 31, 2024, and actual asset allocation of the Company's other post-retirement benefit plans, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
		2024	2023
Return seeking assets	50-70%	65%	68%
Liability hedging assets	30-50%	35%	32%
Total	100%	100%	100%

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The fair value of the Company's other post-retirement benefit plans' assets at December 31, 2024 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Return seeking assets:					
Global equities	$ 30,978	$ -	$ -	$ 20,020	$ 50,998
Real estate securities	6,750	-	-	3,713	10,463
Liability hedging assets	15,325	-	-	11,237	26,562
Cash and cash equivalents	6,227	-	-	-	6,227
Total other post-retirement assets	$ 59,280	$ -	$ -	$ 34,970	$ 94,250

(a) Assets that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

The fair value of the Company's other post-retirement benefit plans' assets at December 31, 2023 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Return seeking assets:					
Global equities	$ 34,209	$ -	$ -	$ 19,890	$ 54,099
Real estate securities	7,041	-	-	3,653	10,694
Liability hedging assets	16,949	-	-	9,473	26,422
Cash and cash equivalents	3,790	-	-	-	3,790
Total other post-retirement assets	$ 61,989	$ -	$ -	$ 33,016	$ 95,005

Valuation Techniques Used to Determine Fair Value

- *Common Stocks* - Investments in common stocks are valued using unadjusted quoted prices obtained from active markets.

- *Return Seeking Assets* – Investments in return seeking assets consists of the following:

  o Global equities, which consist of common and preferred shares of stock, traded on U.S. or foreign exchanges that are valued using unadjusted quoted prices obtained from active markets, or commingled fund vehicles, consisting of such securities valued using NAV, which are not classified within the fair value hierarchy.

  o Real estate securities, which consist of securities, traded on U.S. or foreign exchanges that are valued using unadjusted quoted prices obtained from active markets, or for real estate commingle fund vehicles that are not publicly quoted, the fund administrators value the funds using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

  o Hedge / diversifying strategies, which consist of a multi-manager fund vehicle having underlying exposures that collectively seek to provide low correlation of return to equity and fixed income markets, thereby offering diversification. As a multi-manager fund investment, NAV is derived from underlying manager NAVs, which are derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

  o Credit, which consist of certain opportunistic, return-oriented credits which primarily include below investment grade bonds (i.e. high yield bonds), bank loans, and securitized debt. Credits are valued using the NAV per fund share, derived from either quoted prices in active markets of the underlying

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

securities, or less active markets, or quotes of similar assets, and are not classified within the fair value hierarchy.

- *Liability Hedging Assets* – Investments in liability hedging assets consist of funds investing in high-quality fixed income securities (i.e. U.S. Treasury securities and government bonds), and for funds for which market quotations are readily available, are valued at the last reported closing price on the primary market or exchange on which they are traded. Funds for which market quotations are not readily available, are valued using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

- *Cash and Cash Equivalents* – Investments in cash and cash equivalents are comprised of both uninvested cash and money market funds. The uninvested cash is valued based on its carrying value, and the money market funds are valued utilizing the net asset value per unit obtained from published market prices.

Funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. In accordance with funding rules and the Company's funding policy, during 2025 our pension contribution is expected to be $3,945.

The Company has a 401(k) savings plan, which is a defined contribution plan and covers substantially all employees. The Company makes matching contributions that are based on a percentage of an employee's contribution, subject to specific limitations, as well as, non-discretionary contributions based on eligible hourly wages for certain union employees, discretionary year-end contributions based on an employee's eligible compensation, and employer profit sharing contributions. Participants may diversify their Company matching account balances into other investments offered under the 401(k) savings plan. The Company's contributions, which are recorded as compensation expense, were $24,921, $23,519, and $21,758, for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 17 – *Rate Activity*

On February 7, 2025, the Pennsylvania Public Utility Commission ("PAPUC") issued an order approving, with certain minor modifications, the joint petition for non-unanimous partial settlement filed by Aqua Pennsylvania, Office of Consumer Advocate and other groups, that allowed a base rate increase designed to increase total annual operating revenues by $73,000. New rates went into effect on February 22, 2025. At the time the rate order was received, the rates in effect also included $37,940 in Distribution System Improvement Charges ("DSIC"), which was 6.73% above prior base rates. Consequently, the aggregate annual base rates increased by $110,940 since the last base rate increase and DSIC was reset to zero.

On November 25, 2024, the Company's natural gas operating division in Kentucky filed an application with the Kentucky Public Service Commission a rate case designed to increase rates by $10,910 or 19.0% on an annual basis. The Company anticipates a final order to be issued by June 2025.

On November 21, 2024, Aqua Illinois received an order from the Illinois Commerce Commission designed to provide an increase in revenues of $11,632 or 11.4% on an annual basis. New rates went into effect on December 5, 2024.

On October 9, 2024, Aqua New Jersey received an order from the New Jersey Board of Public Utilities that was designed to provide an increase in water rates of $2,250 on an annual basis. The order also approved the recovery of customer-side lead service line replacement costs of $11,535, that have been deferred from April 2021 through June 2024, through the use of a customer surcharge over a three-year period. New rates went into effect on October 15, 2024.

On September 12, 2024, the PAPUC issued an order approving the settlement agreement to the general rate case filed by the Company's regulated natural gas operating subsidiary, Peoples Natural Gas, that allowed base rate increases

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

designed to increase total annual operating revenues by $93,000 or 11.1%. At the time the rate order was received, the rates in effect included various surcharges and credits, such as the Distribution System Improvement Charges ("DSIC") and Tax Cuts and Jobs Act ("TCJA") amortization credits totaling approximately $21,000 on an annual basis. The order also provided an annualized change in gathering and other operating revenues of approximately $3,000. Consequently, the aggregate annual base rates increased approximately $111,000, as the DSIC was reset to zero, and the TCJA amortization credit, other surcharges and other operating revenues were adjusted. New rates went into effect on September 27, 2024. The order also approved the implementation of a weather normalization adjustment mechanism (WNA), which is applied to customer bills during the heating season of October through May each year. The weather normalization adjustment mechanism is designed to stabilize our residential and commercial customers' distribution charges by adjusting billings based on temperature variances from average weather, which effectively decreases rates when the weather is colder than average, and increases rates when the weather is warmer than average. The Company expects the weather normalization adjustment mechanism to result in reduced earnings volatility during the heating season. On October 11, 2024, the Pennsylvania Office of the Consumer Advocate (OCA) appealed this rate case to the Commonwealth Court. On February 12, 2025, the Office of Consumer Advocate discontinued its appeal on all but one non-revenue matter which can potentially be resolved through settlement.

On September 12, 2024, the Company's regulated water and wastewater operating subsidiary in Virginia, Aqua Virginia, received an order from the State Corporation Commission approving an increase in revenues by $5,490 or 23.8% on an annual basis. The Company implemented interim rates in February 2024 and has refunded to customers the difference between interim and final approved rates in December 2024.

On December 13, 2023, the Company's regulated water and wastewater utility operating divisions in Ohio received an order from the Public Utilities Commission of Ohio designed to increase operating revenues by $4,850 annually. New rates for water and sewer service went into effect on December 13, 2023.

On September 28, 2023, the Company's regulated water and wastewater operating subsidiary in Texas, Aqua Texas, received a final order from the Public Utility Commission of Texas approving infrastructure rehabilitation surcharges designed to increase revenues by $8,388 annually. The rates authorized on March 28, 2023 and implemented on an interim basis effective April 1, 2023 did not change with the final order.

On June 5, 2023, the Company's regulated water and wastewater operating subsidiary in North Carolina, Aqua North Carolina, received an order from the North Carolina Utilities Commission designed to increase rates by $14,001 in the first year of new rates being implemented, then by an additional $3,743 and $4,130 in the second and third years, respectively. In February 2023, the Company had implemented interim rates, based on an estimate of the final outcome of the order, and no refunds or additional billings were required for the difference between interim and final approved rates.

On January 3, 2022, the Company's natural gas operating division in Kentucky received an order from the Kentucky Public Service Commission resulting in an increase of $5,238 in annual revenues, and new rates went into effect on January 4, 2022. On June 7, 2022, an additional $260 was approved and made effective by the Commission, resulting from a rehearing requested by the operating division.

In addition to the Illinois, New Jersey, Virginia, North Carolina, Ohio, Pennsylvania, and Kentucky base rate awards noted above, the Company's operating subsidiaries were allowed annualized rate increases of $2,127 in 2024, $1,703 in 2023, and $1,378 in 2022, represented by four, three, and two rate decisions, respectively. Revenues recognized in aggregate from all of the base rate increases realized in the year of grant were approximately $34,832, $10,109, and $51,163, in 2024, 2023, and 2022, respectively.

Eight states in which the Company operates permit water and wastewater utilities to add a surcharge to their water or wastewater bills to offset the additional depreciation and capital costs related to infrastructure system replacement and rehabilitation projects completed and placed into service between base rate filings. Additionally, Pennsylvania and

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Kentucky allow for the use of an infrastructure rehabilitation surcharge for natural gas utility systems. The surcharge for infrastructure system replacements and rehabilitations is typically adjusted periodically based on additional qualified capital expenditures completed or anticipated in a future period, is capped as a percentage of base rates, generally at 5% to 12.75%, and is reset to zero when new base rates that reflect the costs of those additions become effective or when a utility's earnings exceed a regulatory benchmark. During 2024, the Company received approval to bill infrastructure rehabilitation surcharges designed to increase total operating revenues on an annual basis by $28,660 in its water and wastewater utility operating divisions in Pennsylvania and Illinois, and $1,170 in its gas utility operating division in Kentucky. The surcharge for infrastructure system replacements and rehabilitations provided revenues in 2024, 2023, and 2022 of $45,750, $20,261, and $26,902, respectively.

Note 18 – *Segment Information*

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The CODM reviews financial information, such as budget-to-actual variances and comparisons against prior period, at the operating segment level, and uses that information when making decisions about the allocation of operating and capital resources to each segment. The CODM evaluates the performance of the Company's reportable segments based on a number of factors, the primary measure being the net income (loss) of each segment.

The Company has eleven operating segments and has two reportable segments, the Regulated Water segment and the Regulated Natural Gas segment. The Regulated Water segment is comprised of eight operating segments representing its water and wastewater regulated utility companies, which are organized by the states where the Company provides water and wastewater services. The eight water and wastewater utility operating segments are aggregated into one reportable segment, because each of these operating segments has the following similarities: economic characteristics, nature of services, production processes, customers, water distribution or wastewater collection methods, and the nature of the regulatory environment. The Regulated Natural Gas segment is comprised of one operating segment representing natural gas utility companies for which the Company provides natural gas distribution services. Each reportable segment has a segment manager, the Aqua President for the Regulated Water segment and the Peoples President for the Regulated Natural Gas segment, that reports directly to the CODM.

In addition to the Company's two reportable segments, it includes two operating segments within the Other category below. These segments are not quantitatively significant and are comprised of its non-regulated natural gas operations and Aqua Resources. Non-regulated natural gas operations consist of utility service line protection solutions and repair services to households and the operation of gas marketing and production entities. Aqua Resources offers, through a third party, water and sewer service line protection solutions and repair services to households. In addition to these segments, Other is comprised of business activities not included in the reportable segments, corporate costs that have not been allocated to the Regulated Water and Regulated Natural Gas segments, and intersegment eliminations. Corporate costs include general and administrative expenses, and interest expense. The Company reports these corporate costs within Other as they relate to corporate-focused responsibilities and decisions and are not included in internal measures of segment operating performance used by the Company to measure the underlying performance of the operating segments.

The accounting policies of the segments are the same as those applied in in the Company's consolidated financial statements and described in Note 1 – *Summary of Significant Policies*. Intersegment revenues represent natural gas sales by the Regulated Natural Gas segment to the non-regulated natural gas operations, at cost, which has a corresponding offsetting amount in purchased gas. The reportable segments' financial results includes intercompany costs that are allocated by corporate and intercompany interest on push-down debt from corporate. All revenues of the Company are generated in the U.S., and all assets of the Company are located in the U.S.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table presents information about the Company's reportable segments and reconciliations to consolidated amounts. Asset information by segment is not utilized for purposes of assessing performance or allocating resources and, as a result, such information is not presented:

2024	Regulated Water	Regulated Natural Gas	Total Reportable Segments	Other and Eliminations	Consolidated
Revenues from external customers	$ 1,221,880	$ 840,453	$ 2,062,333	$ 23,780	$ 2,086,113
Intersegment revenues	-	2,538	2,538	(2,538)	-
Total operating revenues	$ 1,221,880	$ 842,991	$ 2,064,871	$ 21,242	$ 2,086,113
Operations and maintenance expense	$ 381,088	$ 207,176	$ 588,264	$ (1,014)	$ 587,250
Purchased gas	$ -	$ 267,226	$ 267,226	$ 9,783	$ 277,009
Depreciation and amortization	$ 232,338	$ 135,814	$ 368,152	$ 1,400	$ 369,552
Taxes other than income taxes	$ 68,006	$ 22,985	$ 90,991	$ 3,643	$ 94,634
Interest expense, net	$ 140,086	$ 92,988	$ 233,074	$ 66,075	$ 299,149
Allowance for funds used during construction	$ (16,713)	$ (4,597)	$ (21,310)	$ -	$ (21,310)
Loss (gain) on sale of assets [a]	$ (636)	$ (91,581)	$ (92,217)	$ (7)	$ (92,224)
Other segment items [b]	$ (1,445)	$ (644)	$ (2,089)	$ 664	$ (1,425)
Provision for income taxes (benefit)	$ 68,851	$ (79,993)	$ (11,142)	$ (10,694)	$ (21,836)
Net income (loss)	$ 350,305	$ 293,617	$ 643,922	$ (48,608)	$ 595,314
Capital expenditures	$ 726,698	$ 603,049	$ 1,329,747	$ -	$ 1,329,747

2023	Regulated Water	Regulated Natural Gas	Total Reportable Segments	Other and Eliminations	Consolidated
Revenues from external customers	$ 1,153,376	$ 860,586	$ 2,013,962	$ 39,862	$ 2,053,824
Intersegment revenues	-	3,173	3,173	(3,173)	-
Total operating revenues	$ 1,153,376	$ 863,759	$ 2,017,135	$ 36,689	$ 2,053,824
Operations and maintenance expense	$ 368,843	$ 209,073	$ 577,916	$ (2,398)	$ 575,518
Purchased gas	$ -	$ 327,548	$ 327,548	$ 24,758	$ 352,306
Depreciation and amortization	$ 217,593	$ 125,263	$ 342,856	$ 839	$ 343,695
Taxes other than income taxes	$ 62,759	$ 23,846	$ 86,605	$ 3,603	$ 90,208
Interest expense, net	$ 124,680	$ 92,320	$ 217,000	$ 62,961	$ 279,961
Allowance for funds used during construction	$ (14,786)	$ (2,181)	$ (16,967)	$ -	$ (16,967)
Loss (gain) on sale of assets	$ (624)	$ 559	$ (65)	$ -	$ (65)
Other segment items [b]	$ (3,596)	$ 121	$ (3,475)	$ 862	$ (2,613)
Provision for income taxes (benefit)	$ 57,546	$ (113,353)	$ (55,807)	$ (10,638)	$ (66,445)
Net income (loss)	$ 340,961	$ 200,563	$ 541,524	$ (43,298)	$ 498,226
Capital expenditures	$ 668,720	$ 527,538	$ 1,196,258	$ 2,845	$ 1,199,103

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

2022		Regulated Water		Regulated Natural Gas		Total Reportable Segments		Other and Eliminations		Consolidated
Revenues from external customers	$	1,082,972	$	1,139,570	$	2,222,542	$	65,490	$	2,288,032
Intersegment revenues		-		3,792		3,792		(3,792)		-
Total operating revenues	$	1,082,972	$	1,143,362	$	2,226,334	$	61,698	$	2,288,032
Operations and maintenance expense	$	370,850	$	239,506	$	610,356	$	3,293	$	613,649
Purchased gas	$	-	$	551,009	$	551,009	$	50,986	$	601,995
Depreciation and amortization	$	201,392	$	118,955	$	320,347	$	830	$	321,177
Taxes other than income taxes	$	64,472	$	22,642	$	87,114	$	2,910	$	90,024
Interest expense, net	$	111,938	$	87,186	$	199,124	$	35,317	$	234,441
Allowance for funds used during construction	$	(20,950)	$	(2,715)	$	(23,665)	$	-	$	(23,665)
Loss (gain) on sale of assets	$	(991)	$	-	$	(991)	$	-	$	(991)
Other segment items [b]	$	(5,601)	$	3,445	$	(2,156)	$	2,650	$	494
Provision for income taxes (benefit)	$	47,510	$	(61,942)	$	(14,432)	$	103	$	(14,329)
Net income (loss)	$	314,352	$	185,276	$	499,628	$	(34,391)	$	465,237
Capital expenditures	$	576,314	$	479,335	$	1,055,649	$	7,114	$	1,062,763

[a] Refer to Note 3 – *Dispositions* for additional information.

[b] Other segment items mainly consists of the non-service cost component of pension and other postretirement benefits for our regulated segments.

The graph below matches the cumulative 5-Year total return of holders of Essential Utilities, Inc.'s common stock with the cumulative total returns of the S&P 500 index, the S&P 400 Utilities index and a customized peer group of six companies that includes: Middlesex Water Co, American Water Works Company Inc, American States Water Co, Essential Utilities Inc, California Water Service Group and SJW Group. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2019 and tracks it through 12/31/2024.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Essential Utilities, Inc., the S&P 500 Index, the S&P 400 Utilities Index,
and a Peer Group



*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Years as of December 31

	2019	2020	2021	2022	2023	2024
Essential Utilities, Inc.	100.00	102.93	119.44	108.77	87.70	88.15
S&P 500 Index	100.00	118.40	152.39	124.79	157.59	197.02
S&P 400 Utilities Index	100.00	86.13	103.14	102.99	89.38	117.50
Peer Group	100.00	115.51	143.41	122.69	105.48	101.07

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Financial Reports and Investor Relations

Copies of the company's public financial reports, including annual reports and Forms 10–K and 10–Q, are available online and can be downloaded from the investor relations section of our website at Essential.co. You may also obtain these reports by writing to us at:

Investor Relations Department
Essential Utilities Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

Corporate Governance

We are committed to maintaining high standards of corporate governance and are in compliance with the corporate governance rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Copies of our key corporate governance documents, including our Corporate Governance Guidelines, Code of Ethical Business Conduct, and the charters of each committee of our Board of Directors can be obtained from the corporate governance portion of the investor relations section of our website, Essential.co. Amendments to the Code of Ethical Business, and in the event of any grant of waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules will be disclosed on our website.

Annual Meeting

The 2025 Annual Meeting of Shareholders of Essential Utilities, Inc. will be held virtually via live webcast on Wednesday, May 7, 2025, at 8 a.m. Eastern Time, at www.virtualshareholdermeeting.com/WTRG2025.

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.205.8314 or
www.computershare.com/investor

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1800
2001 Market Street
Philadelphia, PA 19103-7042

Stock Exchange

The Common Stock of the company is listed on the New York Stock Exchange (NYSE) and under the ticker symbol **WTRG.**

Dividend Reinvestment and Direct Stock Purchase Plan

The company's Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") enables shareholders to reinvest all, or a designated portion of, dividends paid on up to 100,000 shares of Common Stock in additional shares of Common Stock at a discretionary discount from a price based on the market value of the stock. The discount between 0 and 5.0 percent on the shares purchased or issued to meet the dividend reinvestment requirement will be designated by us in our sole discretion prior to the purchase or issuance of such shares. We reserve the right to change, reduce or discontinue any discount at any time without notice. In addition, shareholders may purchase additional shares of Essential Utilities Common Stock at any time with a minimum investment of $50, up to a maximum of $250,000 annually. Individuals may become shareholders by making an initial investment of at least $500. A Plan prospectus may be obtained by calling Computershare at 800.205.8314 or by visiting www.computershare.com/investor. Please read the prospectus carefully before you invest.

Direct Deposit

With direct deposit, Essential Utilities cash dividends are deposited automatically on the dividend payment date of each quarter. Shareholders will receive confirmation of their deposit in the mail. Shareholders interested in direct deposit should call the company's transfer agent at 800.205.8314.

Delivery of voting materials to shareholders sharing an address

The SEC's rules permit the Company to deliver a Notice of Internet Availability of Proxy Materials or a single set of proxy materials to one address shared by two or more of the Company's shareholders. This is intended to reduce the printing and postage expense of delivering duplicate voting materials to our shareholders who have more than one Essential Utilities stock account. A separate Notice of Internet Availability or proxy card is included for each of these shareholders. If you received a Notice of Internet Availability you will not receive a printed copy of the proxy materials unless you request it by following the instructions in the notice for requesting printed proxy material.

How to obtain a separate set of voting materials If you are a registered shareholder who shares an address with another registered shareholder and have received only one Notice of Internet Availability of Proxy Materials or set of proxy material and wish to receive a separate copy for each shareholder in your household for the 2025 Annual Meeting, you may write or call us to request a separate copy of this material at no cost to you at 610.645.1021 or write us at:

Attn: Investor Relations
Essential Utilities Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA, 19010

Email: investorrelations@essential.co

For future annual meetings, you may request separate voting material by calling Broadridge at 866.540.9095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Account Access

Essential Utilities shareholders may access their account by visiting www.computershare.com/investor. Shareholders may view their account, purchase additional shares, and make changes to their account. To learn more, visit www.computershare.com/investor or call 800.205.8314.

Dividends

Essential Utilities has paid dividends for 80 consecutive years. The normal Common Stock dividend dates for 2025 and the first six months of 2026 are:

Declaration Date	Ex-Dividend Date	Record Date	Payment Date
December 11, 2024	February 10, 2025	February 10, 2025	March 3, 2025
February 19, 2025	May 13, 2025	May 13, 2025	June 2, 2025
July 30, 2025	August 12, 2025	August 12, 2025	September 2, 2025
October 29, 2025	November 12, 2025	November 12, 2025	December 1, 2025
January 12, 2026	February 9, 2026	February 9, 2026	March 2, 2026
February 18, 2026	May 12, 2026	May 12, 2026	June 1, 2026

To be an owner of record, and therefore eligible to receive the quarterly dividend, shares must have been purchased before the ex-dividend date. Owners of any share(s) on or after the ex-dividend date will not receive the dividend for that quarter. The previous owner – the owner of record – will receive the dividend.

Only the Board of Directors may declare dividends and set record dates. Therefore, the payment of dividends and these dates may change at the discretion of the Board.

Dividends paid on the company's Common Stock are subject to Federal and State income tax.

Lost Dividend Checks, Stock Certificates and Escheatment

Dividend checks lost by shareholders, or those that might be lost in the mail, will be replaced upon notification of the lost or missing check. All inquiries concerning lost or missing dividend checks should be made to the company's transfer agent at 800.205.8314. Shareholders should call or write the company's transfer agent to report a lost certificate. Appropriate documentation will be prepared and sent to the shareholder with instructions.

Escheatment is the act of reporting and transferring property to a state when the rightful owner has an invalid address or has not made contact or initiated a transaction during the state's designated dormancy period. Escheated assets are transferred to the state for safekeeping (and often liquidated) until the rightful owner makes a claim on the asset. To keep your shares of stock and uncashed dividends from being escheated, you must maintain contact (recommended at least once a year) with the company's transfer agent, especially if you recently changed your address, changed your marital status or are managing an estate following a death. Unclaimed property laws vary widely from state to state.

Safekeeping of Stock Certificates

Under the Direct Stock Purchase Plan, shareholders may have their stock certificates deposited with the transfer agent for safekeeping free of charge. Stock certificates and written instructions should be forwarded to:

Computershare, N.A.
P.O. BOX 43006
Providence, RI 02940-3006



OUR MISSION:
To sustain life and improve economic prosperity by safely and reliably delivering Earth's most essential resources to our customers and communities.

OUR VALUES: INTEGRITY RESPECT EXCELLENCE

BOARD OF DIRECTORS

As of February 28, 2025


Christopher H. Franklin
Chairman, Chief Executive Officer and President
Essential Utilities, Inc.
Director since 2015


Christopher L. Bruner
Former Assurance Partner
Ernst & Young
Director since 2024


W. Bryan Lewis
Vice President and Chief Investment Officer
United States Steel Corporation
Director since 2022


Elizabeth B. Amato
Former Executive Vice President and Chief Human Resources Officer
United Technologies Corporation
Director since 2018


David A. Ciesinski
President, Chief Executive Officer and Director
Lancaster Colony Corporation
President, T. Marzetti Company
Director since 2021


Tamara Linde
Executive Vice President, Chief Legal Officer
PSEG
Director since 2024


Daniel J. Hilferty
Chairman and Chief Executive Officer
Comcast Spectacor
Director since 2017

OFFICERS

Christopher H. Franklin
Chairman, Chief Executive Officer and President

Michael A. Huwar
President
Peoples

Robert A. Rubin
Senior Vice President
Chief Accounting Officer

Colleen M. Arnold
President
Aqua

Christopher P. Luning
Executive Vice President
General Counsel

Daniel J. Schuller
Executive Vice President
Chief Financial Officer

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which generally include words such as "believes," "expects," "intends," "anticipates," "estimates" and similar expressions. The Company can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent its views only as of today and should not be relied upon as representing its views as of any subsequent date. Readers are cautioned that such forward-looking statements are subject to a variety of risks and uncertainties that could cause the company's actual results to differ materially from the statements contained in this release. There are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including the factors discussed in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission. For more information regarding risks and uncertainties associated with the Company's business, please refer to the Company's annual, quarterly and other SEC filings. The Company is not under any obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



Essential™
Providing natural resources for life.

Essential Utilities, Inc. | 762 W. Lancaster Avenue | Bryn Mawr, PA 19010

NYSE: WTRG | 877.987.2782 | www.Essential.co

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The FSC oversees the responsible management of over 170 million acres of forestland in the U.S. and Canada.